TRADUCCION----------------------------------------------------------------------
--------------------------------------------------------------------------------
Grupo Financiero Galicia S.A.---------------------------------------------------
--------------------------------------------------------------------------------
Financial Statements------------------------------------------------------------
for the periods of nine months--------------------------------------------------
ended September 30, 2002 and 2001-----------------------------------------------
--------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-------------------------------Table of Contents--------------------------------
-----------------Financial Statements and Limited Review Report----------------- -------For the periods of nine months ended September 30, 2002 and 2001.-------- ------------------Report of the Supervisory Syndics Committee------------------- ------------For the period of nine months ended September 30, 2002.------------- -----------------------------System established by------------------------------
-----Technical Regulations (N.T.2001) of the National Securities Commission-----
--------------------------------------------------------------------------------
Heading                                                                        1

Quarterly Consolidated Statement of Financial Condition                        2

Consolidated Memorandum Accounts                                               5

Consolidated Income Statement                                                  6

Consolidated Statement of Cash Flows                                           8

Notes to the Consolidated Financial Statements                                 9

Quarterly Statement of Financial Condition                                    45

Income Statement                                                              46

Statement of Changes in Shareholders' Equity                                  47

Statement of Cash Flows                                                       48

Notes to the Financial Statements                                             49

Schedules                                                                     81

Information  required in addition to the Notes to the Financial  Statements
by Section 68 of the Buenos Aires Stock Exchange regulations                  88

Supplementary and Explanatory  Statement by the Board of Directors required by Section 2 of the  Accounting  Documentation  Rules of the Cordoba  Stock
Exchange Regulations                                                          91

Informative Review                                                            94

Report of the Supervisory Syndics Committee

Limited Review Report

Name:----------------------- Grupo Financiero Galicia S.A.----------------------
Legal domicile:------------- Tte. Gral. Juan D. Peron  No 456 - Piso 2(o)-------
                             Autonomous City of Buenos Aires--------------------
---------------------------- ---------------------------------------------------
Principal line of business:- Financial and Investment activities----------------

4th fiscal year-----------------------------------------------------------------
For the period of nine months commenced January 1, 2002------------------------- and ended September 30, 2002----------------------------------------------------
In comparative format with the same period of the previous year-----------------
--------------------------------------  ----------------------------------------

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE-----------------------

By-laws:-------------------- September 30, 1999---------------------------------

Date of more recent
amendment to By-laws:------- July 3, 2001---------------------------------------

Registration number with
the Corporation Control
Authority:------------------ 8,569----------------------------------------------
Sequential Number -
Corporation Control---------
Authority:------------------ 1,671,058------------------------------------------

Date of expiry of the
Company's by-laws:---------- June 30, 2100--------------------------------------

Name of Controlling
Company:-------------------- EBA HOLDING S.A.-----------------------------------

Principal line of business:- Financial and Investment activities----------------

Interest held by the
Controlling Company in the
Shareholders' equity as of
September 30, 2002:--------- 25.74%---------------------------------------------

Percentage of votes to which
the Controlling Company is
entitled as of September 30,
2002------------------------ 63.42%---------------------------------------------

=====================================================================================================================
                    CAPITAL STATUS as of September 30, 2002 (Note 9 to the Financial Statements)
                                     (figures stated in thousands of US dollars)
---------------------------------------------------------------------------------------------------------------------
                                                        Shares
---------------------------------------------------------------------------------------------------------------------
                                                     Voting rights per
        Quantity                    Type                   share              Subscribed              Paid up
---------------------------------------------------------------------------------------------------------------------
                          Ordinary  class "A", face
       281,221,650        value of 0.00027                   5                  75,193                 75,193
---------------------------------------------------------------------------------------------------------------------
                          Ordinary  class "B", face
       811,185,367        value of 0.00027                   1                 216,894                216,894
---------------------------------------------------------------------------------------------------------------------
     1,092,407,017                                                             292,087                292,087
=====================================================================================================================

--------------------------Grupo Financiero Galicia S.A.-------------------------
----------------------Supplementary Accounting Information----------------------
-----------------Consolidated Statement of Financial Condition------------------ -----------------------as of September 30, 2002 and 2001------------------------
------------------(figures stated in thousands of US dollars)-------------------

=============================================================================================================================
                                                                                           9.30.02              9.30.01
                                                                                  -------------------------------------------
  ASSETS
                                                                                  -------------------------------------------
 A.   CASH AND DUE FROM BANKS                                                                124,135               610,202
                                                                                  -------------------------------------------
      -Cash                                                                                   51,713               210,492
      -Banks and correspondents                                                               72,179               399,669
      -Other                                                                                     243                    41
                                                                                  -------------------------------------------
 B.   GOVERNMENT AND CORPORATE SECURITIES                                                  1,165,076               491,356
                                                                                  -------------------------------------------
      -Holdings of investment account securities                                             676,643               161,329
      -Holdings of trading securities                                                          3,966                97,187
      -Unlisted government securities                                                        482,593               231,547
      -Investments in listed corporate securities                                              1,990                 1,362
      -Allowances                                                                               (116)                  (69)
                                                                                  -------------------------------------------
 C.   LOANS                                                                                2,672,686             5,135,196
                                                                                  -------------------------------------------
      -To the non-financial public sector                                                  2,095,129             1,610,986
      -To the financial sector                                                                30,645               255,008
      -To the non-financial private sector and residents abroad                              908,262             3,494,005
        -Overdrafts                                                                           60,524               234,019
        -Notes                                                                               290,742             1,198,812
        -Mortgage loans                                                                      193,947               977,188
        -Pledge loans                                                                         18,143               235,342
        -Consumer loans                                                                       40,734               170,227
        -Credit cards                                                                        149,593               485,302
        -Other                                                                                55,626               134,305
        -Accrued Interest and quotation differences receivable                               108,513                87,980
        -Documented interest                                                                  (6,311)              (24,252)
        -Unallocated collections                                                              (3,249)               (4,918)
      -Allowances for loan losses                                                           (361,350)             (224,803)
                                                                                  -------------------------------------------
 D.   OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                 2,166,627             1,267,565
                                                                                  -------------------------------------------
      -Argentine Central Bank                                                                 22,878                32,485
      -Amounts receivable for spot and forward sales to be settled                             1,702               279,620
      -Securities receivable under spot and forward purchases to be settled                      228               379,310
      -Premiums on options bought                                                                  -                    90
      -Unlisted negotiable obligations                                                        13,835                48,183
      -Other receivables not included in the debtor classification regulations             1,953,392               239,102
      -Other receivables included in the debtor classification regulations                   175,319               289,822
      -Accrued interest receivable not included in the debtor classification
       regulations                                                                             2,948                    10
      -Accrued interest receivable included in the debtor classification
       regulations                                                                               624                 4,799
      -Allowances                                                                             (4,299)               (5,856)
=============================================================================================================================

--------------------------------------------------------------------------------
The accompanying Notes 1 to 20 are an integral part of these financial statements.---------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------Grupo Financiero Galicia S.A.-------------------------
----------------------Supplementary Accounting Information----------------------
-----------------Consolidated Statement of Financial Condition------------------ -----------------------as of September 30, 2002 and 2001------------------------
------------------(figures stated in thousands of US dollars)-------------------

=============================================================================================================================
                                                                                           9.30.02              9.30.01
                                                                                  -------------------------------------------
  E.   ASSETS UNDER FINANCIAL LEASES                                                           13,475                27,259
                                                                                   -------------------------------------------
       -Assets under financial leases                                                          15,593                27,534
       -Allowances                                                                             (2,118)                 (275)
                                                                                   -------------------------------------------
 F.    EQUITY INTERESTS IN OTHER COMPANIES                                                     23,503                43,856
                                                                                   -------------------------------------------
       -In financial institutions                                                              69,576                   313
       -Other                                                                                  40,763                52,465
       -Allowances                                                                            (86,836)               (8,922)
                                                                                   -------------------------------------------
 G.    MISCELLANEOUS RECEIVABLES                                                               82,610               215,763
                                                                                   -------------------------------------------
       -Receivables for assets sold                                                                38                   439
       -Other                                                                                  90,786               223,827
       -Accrued interest on receivables for assets sold                                             1                    10
       -Other accrued interest receivable                                                          31                    26
       -Allowances                                                                            (8,246)               (8,539)
                                                                                   -------------------------------------------
 H.    FIXED ASSETS                                                                            155,295              159,325
                                                                                   -------------------------------------------
 I.    MISCELLANEOUS ASSETS                                                                    49,115                54,533
                                                                                   -------------------------------------------
 J.    INTANGIBLE ASSETS                                                                       92,658               107,406
                                                                                   -------------------------------------------
       -Goodwill                                                                               47,363                50,311
       -Organization and development expenses                                                  45,295                57,095
                                                                                   -------------------------------------------
 K.    UNALLOCATED ITEMS                                                                        7,822                 1,816
                                                                                   -------------------------------------------
       TOTAL ASSETS                                                                         6,553,002             8,114,277
                                                                                   ===========================================

==============================================================================================================================

--------------------------------------------------------------------------------
The accompanying Notes 1 to 20 are an integral part of these financial statements.---------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------Grupo Financiero Galicia S.A.-------------------------
----------------------Supplementary Accounting Information----------------------
-----------------Consolidated Statement of Financial Condition------------------ -----------------------as of September 30, 2002 and 2001------------------------
------------------(figures stated in thousands of US dollars)-------------------

=============================================================================================================================
                                                                                           9.30.02              9.30.01
                                                                                  -------------------------------------------
  LIABILITIES

                                                                                   -------------------------------------------
 L.    DEPOSITS                                                                             1,500,196             5,040,362
                                                                                   -------------------------------------------
       -Non-financial public sector                                                               955                72,433
       -Financial sector                                                                          555                 2,373
       -Non-financial private sector and residents abroad                                   1,498,686             4,965,556
         -Current accounts                                                                    229,504               612,645
         -Savings accounts                                                                     88,575               525,248
         -Time deposits                                                                       472,409             3,488,203
         -Investment accounts                                                                       -               147,425
         -Other                                                                               514,415               136,618
         -Accrued interest and quotation differences payable                                  193,783                55,417
                                                                                   -------------------------------------------
 M.    OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                 4,065,558             2,048,910
                                                                                   -------------------------------------------
       -Argentine Central Bank                                                              2,085,891                   981
         -Rediscounts to cover lack of liquidity                                            1,426,801                     -
         -Other                                                                               659,090                   981
       -Banks and international entities                                                      949,578               450,223
       -Unsubordinated negotiable obligations                                                 556,856               551,390
       -Amounts payable for spot and forward purchases to be settled                              250               333,789
       -Securities to be delivered under spot and forward sales to be settled                  38,425               273,292
       -Loans from domestic financial institutions                                             54,668                91,279
       -Other                                                                                 301,074               328,285
       -Accrued interest and quotation differences payable                                     78,816                19,671
                                                                                   -------------------------------------------
 N.    MISCELLANEOUS LIABILITIES                                                               69,022                88,668
                                                                                   -------------------------------------------
       -Dividends payable                                                                          12                 2,194
       -Fees                                                                                      435                 6,331
       -Other                                                                                  68,575                80,142
       -Adjustment and accrued interest payable                                                     -                     1
                                                                                   -------------------------------------------
 O.    PROVISIONS                                                                             346,580                18,383
                                                                                   -------------------------------------------
 P.    UNALLOCATED ITEMS                                                                        2,492                 4,856
                                                                                   -------------------------------------------
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                                        24,447                70,622
                                                                                   -------------------------------------------
                 TOTAL LIABILITIES                                                          6,008,295             7,271,801
                                                                                   ===========================================
SHAREHOLDERS' EQUITY                                                                          544,707               842,476
                                                                                   -------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                  6,553,002             8,114,277
==============================================================================================================================

--------------------------------------------------------------------------------
The accompanying Notes 1 to 20 are an integral part of these financial statements.---------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------Grupo Financiero Galicia S.A.-------------------------
----------------------Supplementary Accounting Information----------------------
------------------------Consolidated Memorandum Accounts------------------------
-----------------------as of September 30, 2002 and 2001------------------------
------------------(figures stated in thousands of US dollars)-------------------

=============================================================================================================================
                                                                                           9.30.02              9.30.01
                                                                                  -------------------------------------------
  DEBIT                                                                                      5,922,267            6,502,476
                                                                                   ===========================================

  CONTINGENT                                                                                 4,704,390            3,693,757
                                                                                   -------------------------------------------
  Guarantees received                                                                        2,624,737            3,228,556
  Contingencies re. contra items                                                             2,079,653              463,301
                                                                                   -------------------------------------------
  Loans obtained (unused balances)                                                                   -                1,482
                                                                                   -------------------------------------------
  Other not included in the debtor classification regulations                                        -                  418
                                                                                   -------------------------------------------
  CONTROL                                                                                    1,191,095            2,791,215
                                                                                   -------------------------------------------
  Uncollectible loans                                                                          194,749              320,785
  Other                                                                                        972,639            2,395,748
  Control re. contra items                                                                      23,707               74,682
                                                                                   -------------------------------------------
  DERIVATIVES                                                                                    4,255                2,531
                                                                                   -------------------------------------------
  "Notional" value of put options bought                                                         3,515                2,091
  Derivatives re. contra items                                                                     740                  440
                                                                                   -------------------------------------------
  TRUST ACCOUNTS                                                                                22,527               14,973
                                                                                   -------------------------------------------
  Trust funds                                                                                   22,527               14,973

                                                                                   -------------------------------------------
  CREDIT                                                                                     5,922,266            6,502,478
                                                                                   ===========================================
                                                                                   -------------------------------------------
  CONTINGENT                                                                                 4,704,390            3,693,758
                                                                                   -------------------------------------------
  Loans granted (unused balances)                                                               46,652              183,156
  Guarantees provided to the Argentine Central Bank                                          1,903,355                    -
  Other guarantees provided included in the debtor classification regulations                   77,987              205,571
  Other guarantees provided not included in the debtor classification regulations                1,123                  714
  Other not included in the debtor classification regulations                                   50,536                9,383
  Other included in the debtor classification regulations                                            -               64,478
  Contingencies re. contra items                                                             2,624,737            3,230,456
                                                                                   -------------------------------------------
  CONTROL                                                                                    1,191,094            2,791,216
                                                                                   -------------------------------------------
  Valuables to be credited                                                                      23,652               74,628
  Other                                                                                             54                   55
  Control re. contra items                                                                   1,167,388            2,716,533
                                                                                   -------------------------------------------
  DERIVATIVES                                                                                    4,255                2,531
                                                                                   -------------------------------------------
  "Notional" value of call options written                                                         740                  440
  Derivatives re. contra items                                                                   3,515                2,091
                                                                                   -------------------------------------------
  TRUST ACCOUNTS                                                                                22,527               14,973
                                                                                   -------------------------------------------
  Trust liabilities re. Contra items                                                            22,527               14,973
==============================================================================================================================

--------------------------------------------------------------------------------
The accompanying Notes 1 to 20 are an integral part of these financial statements.---------------------------------------------------------------------
--------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------------Supplementary Accounting Information----------------------
-------------------------Consolidated Income Statement--------------------------
-------------------------For the period of nine months--------------------------
------------commenced January 1, 2002 and ended September 30, 2002.-------------
--------In comparative format with the same period of the previous year--------- ------------------(figures stated in thousands of US dollars)-------------------

==============================================================================================================================
                                                                                         9.30.02               9.30.01
                                                                                  --------------------------------------------
 A.   FINANCIAL INCOME                                                                      1,360,477               778,626
                                                                                  --------------------------------------------
      Interest on cash and due from banks                                                         248                15,995
      Interest on loans to the financial sector                                                15,577                20,545
      Interest on overdraft facilities                                                         12,945                49,216
      Interest on notes                                                                        22,357               297,948
      Interest on mortgage loans                                                               23,868                86,648
      Interest on pledge loans                                                                  6,873                18,264
      Interest on credit card loans                                                            39,699                69,680
      Interest on other loans                                                                  25,949                76,611
      Interest on other receivables resulting from financial brokerage                         47,968                22,808
      Net income from government and corporate securities                                     150,956                79,949
      Net income from secured loans - Decree 1387/01                                           79,291                     -
      Adjustment from application of adjusting index                                          785,161                     -
      Other                                                                                   149,585                40,962
                                                                                  --------------------------------------------
 B.   FINANCIAL EXPENSES                                                                    1,044,410               413,756
                                                                                  --------------------------------------------
      Interest on current account deposits                                                      4,067                 8,346
      Interest on savings account deposits                                                        831                 8,291
      Interest on time  deposits                                                               51,324               252,883
      Interest on loans from financial sector                                                   3,057                 2,303
      Interest on other liabilities resulting from financial brokerage                        103,688                89,015
      Other interest                                                                          374,126                18,130
      Net loss on options                                                                          71                   257
      Adjustment from application of adjusting index                                          450,685                     -
      Other                                                                                    56,561                34,531
                                                                                  --------------------------------------------
      GROSS BROKERAGE MARGIN                                                                  316,067               364,870
                                                                                  ============================================
 C.   PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES                                     347,863               164,352
                                                                                  --------------------------------------------
 D.   INCOME FROM SERVICES                                                                    112,661               228,501
                                                                                  --------------------------------------------
      Linked with lending transactions                                                         31,341                66,076
      Linked with borrowing transactions                                                       32,887                51,159
      Other commissions                                                                         3,234                24,948
      Other                                                                                    45,199                86,318
                                                                                  --------------------------------------------
 E.   EXPENSES FOR SERVICES                                                                    33,438                40,827
                                                                                  --------------------------------------------
      Commissions                                                                              24,986                17,880
      Other                                                                                     8,452                22,947
==============================================================================================================================
      MONETARY RESULT OF FINANCIAL BROKERAGE                                                (423,285)                     -
==============================================================================================================================

--------------------------------------------------------------------------------
The accompanying Notes 1 to 20 are an integral part of these financial statements.---------------------------------------------------------------------
--------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------------Supplementary Accounting Information----------------------
-------------------------Consolidated Income Statement--------------------------
-------------------------For the period of nine months--------------------------
------------commenced January 1, 2002 and ended September 30, 2002.-------------
--------In comparative format with the same period of the previous year--------- ------------------(figures stated in thousands of US dollars)-------------------

==============================================================================================================================
                                                                                         9.30.02               9.30.01
                                                                                  --------------------------------------------
 G.   ADMINISTRATIVE EXPENSES                                                                 178,717               268,950
                                                                                  --------------------------------------------
      Personnel expenses                                                                       90,991               140,003
      Directors' and syndics' fees                                                                694                10,211
      Other fees                                                                                4,285                 3,759
      Advertising and publicity                                                                 2,635                10,311
      Taxes                                                                                     9,457                13,793
      Other operating expenses                                                                 61,202                71,770
      Other                                                                                     9,453                19,103
                                                                                  --------------------------------------------
      MONETARY RESULT OF OPERATING EXPENSES                                                     5,733                     -
                                                                                  --------------------------------------------
           NET (LOSS)/ INCOME FROM FINANCIAL BROKERAGE                                       (548,842)              119,242
                                                                                  ============================================
           RESULT OF MINORITY INTEREST                                                        100,224                (7,379)
                                                                                  --------------------------------------------
H.    MISCELLANEOUS INCOME                                                                     70,953                35,453
                                                                                  --------------------------------------------
      Net income from long-term investments                                                         -                 5,470
      Penalty interest                                                                            984                 1,322
      Loans recovered and allowances reversed                                                   7,617                14,711
      Adjustment from application of adjusting index                                               22                     -
      Other                                                                                    62,330                13,950
                                                                                  --------------------------------------------
I.    MISCELLANEOUS LOSSES                                                                    252,270                28,164
                                                                                  --------------------------------------------
      Net loss on long-term investments                                                        18,911                     -
      Penalty interest and charges in favor of the Argentine Central Bank                          40                    20
      Provision for losses on miscellaneous receivables and other provisions                  150,654                14,419
      Adjustment from application of adjusting index                                                5                     -
      Other                                                                                    82,660                13,725
                                                                                  --------------------------------------------
      MONETARY RESULT OF OTHER OPERATIONS                                                     (23,274)                    -
                                                                                  --------------------------------------------
      NET (LOSS)/ INCOME BEFORE INCOME TAX                                                   (653,209)              119,152
                                                                                  ============================================
K.    INCOME TAX                                                                                5,541                40,406
                                                                                  --------------------------------------------
      LOSS FOR THE PERIOD BEFORE ABSORPTION                                                  (658,750)                    -
                                                                                  --------------------------------------------

      ABSORPTION "AD REFERENDUM" OF SHAREHOLDERS' MEETING:

      - With unrealized valuation difference                                                  368,566                     -
                                                                                  --------------------------------------------
      NET (LOSS) / INCOME FOR THE PERIOD                                                     (290,184)               78,746
==============================================================================================================================

-------------------------------------------------------------------------------
The accompanying Notes 1 to 20 are an integral part of these financial statements.---------------------------------------------------------------------
--------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------------Supplementary Accounting Information----------------------
----------------------Consolidated Statement of Cash Flows----------------------
-------------------------For the period of nine months--------------------------
------------commenced January 1, 2002 and ended September 30, 2002.-------------
--------In comparative format with the same period of the previous year--------- ------------------(figures stated in thousands of US dollars)-------------------

==============================================================================================================================
                                                                                         9.30.02               9.30.01
                                                                                  --------------------------------------------
  Changes in cash

  Cash and due from banks at beginning of fiscal year                                        221,516                367,549
  (Decrease) / Increase in cash                                                             (97,381)                242,653
                                                                                   -------------------------------------------
  Cash and due from banks at end of period                                                   124,135                610,202
                                                                                   ===========================================
  Reasons for changes in cash

  Financial income collected                                                                 243,519                863,247
  Income from services collected                                                              76,326                228,637
  Less:

  Financial expenses paid                                                                  (223,130)              (462,515)
  Expenses for services paid                                                                (15,272)               (40,803)
  Administrative expenses paid                                                             (121,138)              (240,770)
                                                                                   -------------------------------------------
  Cash (used in) provided by operations                                                     (39,695)                347,796
                                                                                   ===========================================
  Other sources of cash

  Net increase in other liabilities resulting from financial brokerage                       746,057                      -
  Net decrease in government and corporate securities                                         48,611                      -
  Net decrease in loans                                                                      471,468                 91,830
  Net decrease in other receivables resulting from financial brokerage                             -              2,208,224
  Net decrease in other assets                                                                63,510                      -
  Capital contributions                                                                            -                  1,440
  Other sources of cash                                                                      341,006                 68,114
                                                                                   -------------------------------------------
  Total sources of cash                                                                    1,670,652              2,369,608
                                                                                   -------------------------------------------
  Other uses of cash

  Net increase  in government and corporate securities                                             -              (442,030)
  Net increase in other receivables resulting from financial brokerage                      (25,805)                      -
  Net increase in other assets                                                                     -              (127,025)
  Net decrease in deposits                                                               (1,342,508)              (198,273)
  Net decrease in other liabilities resulting from financial brokerage                             -            (1,636,098)
  Net decrease in other liabilities                                                         (46,781)               (39,901)
  Cash dividends paid                                                                           (99)               (20,790)
  Other uses of cash                                                                       (185,628)               (10,634)
                                                                                   -------------------------------------------
  Total uses of cash                                                                     (1,600,821)            (2,474,751)
                                                                                   -------------------------------------------
  Monetary result of cash and due from banks                                               (127,517)                      -
==============================================================================================================================
  (Decrease) / Increase in cash                                                             (97,381)                242,653
==============================================================================================================================

--------------------------------------------------------------------------------
The accompanying Notes 1 to 20 are an integral part of these financial statements.---------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------------Supplementary Accounting Information----------------------
-----------------Notes to the Consolidated Financial Statements----------------- -------------------------For the period of nine months--------------------------
------------commenced January 1, 2002 and ended September 30, 2002.-------------
--------In comparative format with the same period of the previous year--------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 1:   ARGENTINE ECONOMIC CONTEXT--------------------------------------------
          ----------------------------------------------------------------------
          The facts and circumstances described in Note 1 to the financial statements of Grupo Financiero Galicia S.A. are also applicable to these consolidated financial statements and, therefore, are subject to the same restrictions as those mentioned in that note.
          ----------------------------------------------------------------------
NOTE 2:   FINANCIAL STATEMENT PRESENTATION--------------------------------------
          ----------------------------------------------------------------------
          The consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements, observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.).-------------------------------------------------------
          In line with professional accounting standards and the requirements of the control bodies, these financial statements have been prepared without recognizing the changes in the purchasing power of the currency until December 31, 2001. In line with Argentine Central Bank Communique "A" 3702, Resolution 240/02 of the F.A.C.P.C.E. and Resolution 415/02 of the National Securities Commission, recognition of the effects of inflation has been resumed in these financial statements since January 1, 2002.-------------------------------------
          To this end, the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. has been followed, restating the non-monetary items by applying the general level domestic wholesale price index (W.P.I.) published by the National Institute of Statistics and Census (I.N.D.E.C.), and considering that the accounting measurements originated prior to December 31, 2001 are stated in the currency value as of that date.------------------------- It should be noted that for comparative purposes, the balances as of September 30, 2001 have been stated in constant monetary units as of September 30, 2002.---------------------------------------------------
          ----------------------------------------------------------------------
NOTE 3:   ACCOUNTING POLICIES---------------------------------------------------
          ----------------------------------------------------------------------
          The consolidated financial statements have been prepared in line with Argentine Central Bank rules and Technical Pronouncements No. 4, 5, 6, 10 and 12 of the F.A.C.P.C.E..----------------------------------------
          Below, are the most important accounting policies used in preparing the consolidated financial statements:--------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 3:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          a.   Financial statement consolidation--------------------------------
          ----------------------------------------------------------------------
               The statements of financial condition, income statements and statements of cash flows of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. have been consolidated with those of Grupo Financiero Galicia S.A. on a line by line basis as of September 30, 2002, whereas the financial statements of Banco de Galicia y Buenos Aires S.A., Net investment S.A. and Galicia Warrants S.A. have been consolidated on that basis as of September 30, 2001.---
               -----------------------------------------------------------------
               The investment in Sudamericana Holding S.A. as of September 30, 2001 has been included in only one line.-------------------------
               Below is a summary of the consolidated balance sheet figures and consolidated results of Sudamericana Holding S.A. stated in September 30, 2002 constant monetary units.---------------------- Consolidated balance sheet figures.------------------------------
                                                                     06.30.01
                                                                 ---------------
               Total Assets                                              54,500
                                                                 ===============
               Total Liabilities                                         47,868
               Minority interests in controlled companies                    64
               Shareholders' equity                                       6,568
                                                                 ---------------
               Total                                                     54,500
                                                                 ===============

               Consolidated results.

                                                                     06.30.01
                                                                 ---------------
               Result of ordinary operations                            (7,024)
               Result of minority interest                                (622)
               Income tax                                                 (149)
                                                                 ---------------
               Net loss for the year                                    (7,795)
                                                                 ===============

               Grupo Financiero Galicia S.A. obtained the controlling interest in Banco de Galicia y Buenos Aires S.A. and Net investment S.A. during the quarter ended September 30, 2000, and the controlling interest in Galicia Warrants S.A. and Sudamericana Holding S.A., during the quarter ended September 30, 2001.---------------------
               -----------------------------------------------------------------
               The principal investment of the Company is its equity interest in Banco de Galicia y Buenos Aires S.A., a financial institution subject to Argentine Central Bank regulations. For this reason the Company has adopted the disclosure criteria followed by Banco de Galicia y Buenos Aires S.A..----------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 3:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
               Banco de Galicia y Buenos Aires S.A. financial statements include the figures corresponding to the operations of its foreign branches and subsidiaries in Argentina and abroad, as reported in their special financial statements, which have been adapted to the valuation and disclosure standards laid down by the Argentine Central Bank and professional accounting standards prevailing in Argentina. The foreign branches' and subsidiaries' financial statements originally issued in foreign currency have been converted into pesos in line with Argentine Central Bank rules, as indicated in point b.1., and the provisions of Technical Pronouncement No. 13 of the F.A.C.P.C.E..------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               The financial statements of Banco de Galicia y Buenos Aires S.A. corresponding to Argentine operations have been adjusted for inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control bodies, the financial statements of that Bank have been prepared without recognizing the changes in the purchasing power of the currency until December 31, 2001. In line with Argentine Central Bank Communique "A" 3702, Resolution 240/02 of the F.A.C.P.C.E. and Resolution 415/02 of the National Securities Commission, the recognition of the effects of inflation has been resumed in these financial statements since January 1, 2002. To this end, the restatement method established by that Communique, which is in accordance with the guidelines of Technical
               Pronouncement No. 6 of the F.A.C.P.C.E. has been followed, considering that the accounting measurements originated prior to December 31, 2001 are stated in the currency value as of that date.------------------------------------------------------------
               -----------------------------------------------------------------
               Banco de Galicia y Buenos Aires S.A.'s income statement and statement of changes in shareholders' equity have been disclosed as established by Communique "A" 3800 of the Argentine Central Bank so, ad referendum of the shareholders' meeting, the Bank has absorbed the loss for the period in advance, up to the limit of the balances recorded in retained earnings and unrealized valuation difference arising from the net foreign currency position. It should be noted that for purposes of disclosing the consolidated financial statements of the Company the early absorption of the loss for the period with the balances recorded in retained earnings has not been taken into account.------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 3:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          b.   Consistency of accounting policies-------------------------------
               -----------------------------------------------------------------
               The accounting policies used for preparing Galicia Warrants S.A., Net Investment S.A. and Sudamericana Holding S.A. financial statements are similar to those followed by its controlling company.---------------------------------------------------------
               -----------------------------------------------------------------
               The principal valuation criteria observed by Banco de Galicia y Buenos Aires S.A. were as follows:-------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               b.1. - Foreign currency Assets and Liabilities------------------- These are stated at the US dollar rate of exchange set by the Argentine Central Bank, prevailing at the close of operations on the last business day of each month.-----------------------------
               Assets and liabilities valued in foreign currencies other than the US dollar will be converted into the latter currency using the swap rates communicated by the Argentine Central Bank's operations desk.-------------------------------------------------
               As established by professional standards and regulations prevailing in Argentina, the Bank recognized the effects of the devaluation of the Argentine peso as from January 1, 2002.-------
               -----------------------------------------------------------------
               b.2. - Gold Bullion----------------------------------------------
               This is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling expenses.-------------------------------
               The procedure described in item b.1. was followed for translating it into Argentine currency.--------------------------------------
               -----------------------------------------------------------------
               b.3. - Government and Corporate Securities-----------------------
               -----------------------------------------------------------------
               b.3.a. - Government Securities-----------------------------------
               I) Holdings of investment accounts securities:-------------------
               -----------------------------------------------------------------
               From June 1, 2001 to the time of the exchange mentioned in point b.4., holdings included in investment accounts were recognized at cost, increased exponentially up to the maturity date of each service, based on their internal rate of return and the time elapsed since their inclusion in those accounts. This criterion was established by Argentine Central Bank Communique "A" 3278 dated June 1, 2001.----------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 3:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
               This changed the criterion applicable at that date, by which holdings included in investment accounts were recorded at cost, increased up to the maturity date based on the interest arising from the related coupon.-----------------------------------------
               This criterion was applied in the period of three months ended September 30, 2001 by Banco de Galicia y Buenos Aires S.A.. At that date, the use of the net realizable value criterion for the position in investment accounts would have led to a decrease of US$ 186,182 in the assets and shareholders' equity and to a decrease of US$ 154,639 in the result reported for the period of nine months.-----------------------------------------------------
               As of September 30,2002 National Government Bonds accruing interest at Libor and due 2012 have been recognized at their technical value.-------------------------------------------------
               II) Holdings of trading securities:------------------------------
               These are stated at the closing quotation for each security at the end of the period, plus the value of matured amortization and interest coupons receivable, less estimated selling expenses where applicable.------------------------------------------------
               III)Others - Listed:---------------------------------------------
               These have been valued at their quotation,  as indicated in point
               II) above.-------------------------------------------------------
               IV)Unlisted:-----------------------------------------------------
               These are valued at the acquisition cost plus income accrued up to the end of the year, where applicable.------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               b.3.b. - Listed Corporate Securities-----------------------------
               These are valued at the quotation prevailing at the end of the period, net of estimated selling expenses, where applicable.-----
               -----------------------------------------------------------------
               b.4. Secured Loans-----------------------------------------------
               Within the framework of decree 1387/01, Banco de Galicia y Buenos Aires S.A. has participated in the exchange of Argentine public debt securities and loans under the Promissory Note/Bond program for new loans called Secured Loans. The main differences between the instruments received and those exchanged consisted of an extension of the amortization term which was 3 years for securities originally maturing up to December 31, 2010 and a reduction of the interest rate, which was set at 70% of the contractual rate, with a maximum rate of 7% per annum for fixed-rate transactions and a Libor rate plus 3% for floating rate loans. As

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 3:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
               established by Section 20 of the above mentioned decree, the conversion was made at the nominal value, at a rate of exchange of $ 1=US$ 1 and in the same currency as that of the converted obligation.------------------------------------------------------
               -----------------------------------------------------------------
               The Argentine Central Bank provided that the gain arising from the difference between the carrying value of the Secured Loans and the book value of the securities exchanged must be recorded in an asset adjustment account and charged to results on a monthly basis, in proportion to the term of each of the secured loans received.--------------------------------------------------
               -----------------------------------------------------------------
               As a result of the exchange transaction described above, as of September 30, 2002, Banco de Galicia y Buenos Aires S.A. records Secured Loans -principal amounts- for US$ 1,352,526, which includes the gain of US$ 18,410 resulting from the difference between the carrying value of the Secured Loans and the book value of the securities exchanged, which was recorded in an asset adjustment account.----------------------------------------------
               -----------------------------------------------------------------
               In line with Decree 644 dated April 18, 2002, the principal changes are as follows:------------------------------------------
               -----------------------------------------------------------------
               - The conversion into pesos of the Secured Loans originally denominated in US dollars at the exchange rate of $1.40 per US dollar, as established by Section 1 of Decree No. 471/02.
               -----------------------------------------------------------------
               - The new interest rates to be accrued by those secured loans, as established by Section 3 of Decree 471/02 (See Note 1 to the financial statements under "Public Debt").-----------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 3:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
               b.5. - Accrual of adjustments, interest, exchange rate differences, premiums on future transactions and variable returns
               -----------------------------------------------------------------
               For foreign currency transactions and local currency transactions with a principal adjustment clause valid through April 1, 1991, as well as those with prearranged rates for less than 92 days, the accrual has been recognized on a linear basis.---------------
               -----------------------------------------------------------------
               For local currency transactions at rates arranged for longer periods, the interest has been accrued on an exponential basis.--
               -----------------------------------------------------------------
               Since January 1997 Banco de Galicia y Buenos Aires S.A. has been receiving placements subject to variable returns in line with the system envisaged by Argentine Central Bank Communique "A" 2482. The fixed return for each transaction is accrued in the manner mentioned in the first paragraph, while the variable return is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.--------------------------------------------
               -----------------------------------------------------------------
               For the lending and borrowing transactions originally carried out in foreign currency and converted into pesos in accordance with Decree 214/02, the adjustment from the application of the CER was accrued at period end, where applicable.-------------------------
               -----------------------------------------------------------------
               b.6. - Assets Under Financial Leases-----------------------------
               These are stated at the acquisition cost less accumulated depreciation.----------------------------------------------------
               -----------------------------------------------------------------
               b.7. - Equity interests in other companies-----------------------
               -----------------------------------------------------------------
               b.7.a. - In financial institutions and supplementary and authorized activities--------------------------------------------
               -    Controlled companies----------------------------------------
               Argentine:-------------------------------------------------------
               The equity investments in controlled companies are stated at their equity values.---------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 3:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
               The interest in Banelco S.A. has been valued according to the equity method of accounting, on the basis of financial statements as of June 30, 2002 because, at the date of these financial statements that company does not have audited financial statements. Furthermore, the effect of inflation has been recognized as of September 30, 2002.-----------------------------
               As a result of the application of the economic measures described in Note 1 to the financial statements of Tarjetas Regionales S.A., this Company reported a deficit in its equity. This effect has been recognized in Banco de Galicia y Buenos Aires S.A.'s financial statements by recording a provision under liabilities.-
               -----------------------------------------------------------------
               Foreign:---------------------------------------------------------
               As regards the interests in Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited, the statement made in Note 1 to these financial statements under section entitled "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries" has been applied.----------------------------------------------------
               In the period of three months ended September 30, 2001, their value was determined using the equity method of accounting, based on financial statements originally issued in foreign currency. For conversion into local currency the mentioned procedure for foreign branches and subsidiaries was used. This procedure follows the guidelines established by the Argentine Central Bank in this respect and is in agreement with professional accounting standards.-------------------------------------------------------
               -----------------------------------------------------------------
               -    Minority interests------------------------------------------
               Argentine:-------------------------------------------------------
               Minority interests have been valued at cost restated as mentioned in point a. above, plus stock dividends.-------------------------
               -----------------------------------------------------------------
               Foreign:---------------------------------------------------------
               These are reflected at the acquisition cost, plus stock dividends, recognized at their face value.----------------------- The procedure mentioned in point b.1. above was followed for conversion of foreign currency equity interests into local currency.--------------------------------------------------------
               b.7.b. - In other companies--------------------------------------
               -    Minority interests------------------------------------------
               Argentine:-------------------------------------------------------
               These equity investments are stated at their acquisition cost restated as mentioned in point a. above, plus stock dividends.---
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 3:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
               The equity interests in Net Investment S.A., Sudamericana Holding S.A. and Galicia Warrants S.A. have been valued according to the equity method of accounting. In addition, the Company has valued its equity interests in Sudamericana Holding S.A. and Galicia Warrants S.A. based on financial statements prepared as of June 30, 2002 and as of July 31, 2002, respectively.------------------
               -----------------------------------------------------------------
               Foreign:--------------------------------------------------------
               These are stated at the acquisition cost, plus stock dividends, recognized at their face value.----------------------------------
               The procedure referred to in point b.1. above has been applied to translate foreign currency equity interests into local currency.-
               -----------------------------------------------------------------
               b.8. - Fixed assets and miscellaneous assets--------------------- Fixed assets and miscellaneous assets have been valued at cost restated (see point a. above), plus the appreciation in the value of the real estate properties which include the effect of a technical revaluation made in 1981, less accumulated depreciation.----------------------------------------------------
               The depreciation of these assets is determined on the basis of their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate properties, 120 months for furniture and fixtures and 60 months for the rest of assets.--------------------------------
               The net book values of the assets, taken as a whole, are not in excess of their value to the business.---------------------------
               -----------------------------------------------------------------
               b.9. - Other miscellaneous assets--------------------------------
               Miscellaneous assets are valued at their restated acquisition cost (see point a. above), less the corresponding accumulated depreciation.----------------------------------------------------
               -----------------------------------------------------------------
               The depreciation charges for these assets are calculated following the same criterion as that mentioned in the preceding section.---------------------------------------------------------
               -----------------------------------------------------------------
               b.10. - Intangible assets
               Intangible assets have been valued at their acquisition cost restated (see point a. above), less the corresponding accumulated amortization, calculated on the basis of their estimated useful lives expressed in months.---------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 3:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
               -----------------------------------------------------------------
               Amortization has been recognized on a straight-line basis in equal monthly installments, over a maximum of 120 months for "Goodwill" capitalized and over a maximum of 60 months for "Organization and Development Expenses".-------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               b.11. - Allowance for loan losses and provision for contingencies
               -----------------------------------------------------------------
               The aforementioned allowance and provision have been set up to cover Banco de Galicia y Buenos Aires S.A.'s estimated loan uncollectibility risk, based on an evaluation of the debtors' degree of compliance with their payment obligations, their economic and financial condition and the guarantees supporting the related transactions, in line with the provisions of Argentine Central Bank Communique "A" 2216 and supplementary ones.------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               b.12. - Shareholders' equity-------------------------------------
               1)The Shareholders' Equity accounts have been restated following the procedure mentioned in point a., except for the "Capital Stock" and "Non-Capitalized Contributions" accounts, which have been stated at their original values.----------------------------
               -----------------------------------------------------------------
               The adjustment derived from the restatement of those accounts was allocated to the "Equity Adjustment- Capital Adjustment" account.
               -----------------------------------------------------------------
               Income and expenses have been restated regardless of whether they have been collected or paid.-------------------------------------
               Pursuant to Communique "A" 3702 of the Argentine Central Bank, monetary results of exposure to inflation were determined as follows:---------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 3:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
               -----------------------------------------------------------------
               a. "Monetary result of financial brokerage" includes the result of exposure to inflation generated by assets and liabilities related to the usual period of brokerage activity between the supply and demand of financial resources.------------------------
               b. "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.--------
               c. "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.---------------------
               2) As called for by Communique "A" 3703, the amount of the compensation envisaged in Decrees Nos. 214/02, 905/02 and supplementary norms, attributable to the positive difference between the Shareholders' Equity as of December 31, 2001 and that resulting from adjusting the net foreign currency position at that date converted into pesos at the exchange rate of $1.40 per US dollar, was recorded in the "Unrealized valuation difference arising from the compensation of the net foreign currency position" account.-----------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               b.13. - Income tax and tax on minimum notional income------------
               -----------------------------------------------------------------
               As of September 30, 2002, the Company did not record any income tax charge because it reported a tax loss carry-forward at that date.------------------------------------------------------------
               In view of the fact that Banco de Galicia y Buenos Aires S.A. determined an income tax loss carry forward in the fiscal year ended December 31, 2001, it is required to pay the tax on minimum notional income.-------------------------------------------------
               Notwithstanding this, no tax charge has been expensed because the amounts that are ultimately paid may be computed, until they are fully used up, as a payment on account of income tax to be determined within the next ten fiscal years following the payment date.------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 3:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
               -----------------------------------------------------------------
               b.14. - Dismissal Indemnities------------------------------------
               Banco de Galicia y Buenos Aires S.A. directly expenses the dismissal indemnities.-------------------------------------------
               The amounts that Banco de Galicia y Buenos Aires S.A. may possibly have to pay in respect of labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Dismissal Indemnities".--------------------------------------
               -----------------------------------------------------------------
               As of September 30, 2002 the maximum risk faced by Banco de Galicia y Buenos Aires S.A. in respect of dismissal indemnities amounted to approximately US$ 28,460. As of September 30, 2001, the total amount in this respect was US$ 49,642.-----------------
               -----------------------------------------------------------------
NOTE 4:   BASIC INFORMATION CONCERNING THE CONSOLIDATED CONTROLLED ENTITIES-----
          ----------------------------------------------------------------------
          The basic information concerning the controlled entities is disclosed in Note 12 and Schedule C to the financial statements of Grupo Financiero Galicia S.A..----------------------------------------------
          ----------------------------------------------------------------------
          Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. and its controlled entity Banco de Galicia y Buenos Aires S.A., the remaining 12.50% of the capital stock and voting rights of those companies.---------------------------------
          ----------------------------------------------------------------------
          The financial statements of Net Investment S.A. have in turn been consolidated on a line-by-line basis with the statements of financial condition, statements of income and statements of cash flows of B2Agro S.A. and Net Investment B.V.. As of September 30, 2002, Net Investment S.A. held the following percentages of equity interests:--------------
          ----------------------------------------------------------------------

          =========================================================== ================= ================
                                ISSUER COMPANY                          % OF CAPITAL      % OF VOTES
          ----------------------------------------------------------- ----------------- ----------------
          B2Agro S.A.                                                            99.99            99.99
          ----------------------------------------------------------- ----------------- ----------------
          Net Investment B.V.                                                      100              100
          =========================================================== ================= ================

          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 4:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          The financial statements of Sudamericana Holding S.A. have been adapted to cover a period of nine months as of June 30, 2002, for consolidation purposes. These financial statements have in turn been consolidated on a line by line basis with the statements of financial condition, income statements and statements of cash flows of Aseguradora de Personas Galicia S.A. (former Hartford Seguros de Vida S.A.), Instituto de Salta Seguros de Vida S.A., Galicia Retiro Cia. de Seguros S.A., Galicia Vida Cia. de Seguros S.A. and Medigap Salud S.A. (former Hartford Salud S.A.). As of June 30, 2002, Sudamericana Holding S.A. held the following equity percentages:-------------------
          ----------------------------------------------------------------------

          =========================================================== ================= ================
                                ISSUER COMPANY                          % OF CAPITAL      % OF VOTES
          ----------------------------------------------------------- ----------------- ----------------
          Aseguradora de Personas Galicia S.A. (former Hartford                  99.99            99.99
          Seguros de Vida S.A.)
          ----------------------------------------------------------- ----------------- ----------------
          Instituto de Salta Seguros de Vida S.A.                                90.00            90.00
          ----------------------------------------------------------- ----------------- ----------------
          Galicia Retiro Cia. de Seguros S.A.                                    99.99            99.99
          ----------------------------------------------------------- ----------------- ----------------
          Galicia Vida Cia. de Seguros S.A.                                      99.99            99.99
          ----------------------------------------------------------- ----------------- ----------------
          Medigap Salud S.A. (former Hartford Salud S.A.)                        99.99            99.99
          =========================================================== ================= ================

          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          For consolidation purposes, as of September 30, 2001 the Consolidated Financial Statements of Banco de Galicia y Buenos Aires S.A. have been adapted to cover the same period as that of Grupo Financiero Galicia S.A. the financial statements of that entity as of September 30, 2002 and 2001 include the assets, liabilities and results of the controlled entities detailed below:----------------------------------------------
          ----------------------------------------------------------------------

          ==================================================================================================
                                              as of September 30, 2002
          --------------------------------------------------------------------------------------------------
                                                                                   PERCENTAGE OF INTEREST
                       ISSUER COMPANY                         SHARES                      HELD IN
          ------------------------------------------ --------------------------- ---------------------------
                                                                                      TOTAL       POSSIBLE
                                                        TYPE         NUMBER          CAPITAL        VOTES
          ------------------------------------------ ------------- ------------- ------------- -------------
          BANCO GALICIA URUGUAY S.A.                  Ordinary         13,375*        100.00        100.00
          --------------------------------------------------------------------------------------------------
          TARJETAS REGIONALES S.A.                      Ord.        70,834,138     68.218539     68.218539
                                                     Book-entry
          --------------------------------------------------------------------------------------------------
          GALICIA CAPITAL MARKETS S.A.                  Ord.            99,990         99.99         99.99
                                                     Book-entry
          --------------------------------------------------------------------------------------------------
          GALICIA FACTORING Y LEASING S.A.              Ord.         1,889,700         99.98         99.98
                                                     Book-entry
          --------------------------------------------------------------------------------------------------
          AGRO GALICIA S.A.                             Ord.           247,500         99.00         99.00
                                                     Book-entry
          --------------------------------------------------------------------------------------------------
          GALICIA VALORES S.A. SOC. DE BOLSA            Ord.           999,996         99.99         99.99
                                                     Book-entry
          --------------------------------------------------------------------------------------------------
          GALICIA Y BS. AS. SECURITIES (UK) LTD.      Ordinary         500,000        100.00        100.00
          ==================================================================================================

          * Stated at a face value of 1,000 Uruguayan pesos.--------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 4:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------

          ==================================================================================================
                                              as of September 30, 2001
          --------------------------------------------------------------------------------------------------
                                                                                 PERCENTAGE OF INTEREST
                     ISSUER COMPANY                          SHARES                      HELD IN
          ------------------------------------------ ----------------------------- -------------------------
                                                                                   TOTAL       POSSIBLE
                                                       TYPE          NUMBER       CAPITAL       VOTES
          ------------------------------------------ --------------- ------------- ----------- -------------
          BANCO GALICIA URUGUAY S.A.                    Ordinary          13,375*      100.00        100.00
          --------------------------------------------------------------------------------------------------
          TARJETAS REGIONALES S.A.                        Ord.            99,990         0.30          0.30
                                                      Book-entry
          --------------------------------------------------------------------------------------------------
          GALICIA CAPITAL MARKETS S.A.                   Ord.             99,990       99.99         99.99
                                                      Book-entry
          --------------------------------------------------------------------------------------------------
          GALICIA FACTORING Y LEASING S.A.               Ord.          1,889,700       99.98         99.98
                                                      Book-entry
          --------------------------------------------------------------------------------------------------
          AGRO GALICIA S.A.                              Ord.            247,500       99.00         99.00
                                                      Book-entry
          --------------------------------------------------------------------------------------------------
          GALICIA VALORES S.A. SOC. DE BOLSA             Ord.            999,996       99.99         99.99
                                                      Book-entry
          --------------------------------------------------------------------------------------------------
          GALICIA Y BS. AS. SECURITIES (UK) LTD.       Ordinary          500,000      100.00        100.00
          ==================================================================================================

          * Stated at a face value of 1,000 Uruguayan pesos.--------------------
          ----------------------------------------------------------------------

          =====================================================================================================
                                                       As of September 30, 2002
          -----------------------------------------------------------------------------------------------------
                                                       ASSETS     LIABILITIES    SHAREHOLDERS'       RESULTS
                                                                                     EQUITY           (**)
          ------------------------------------------ ----------- ------------- ------------------ -------------
          BANCO GALICIA URUGUAY S.A.                          -             -                  -             -
          ------------------------------------------------------------------------------------------------------
          TARJETAS REGIONALES S.A.                      144,613       172,889           (26,276)     (100,191)
          ------------------------------------------------------------------------------------------------------
          GALICIA CAPITAL MARKETS S.A.                    9,665         5,581              4,084       (2,862)
          ------------------------------------------------------------------------------------------------------
          GALICIA FACTORING Y LEASING S.A.                2,011           314              1,697         (366)
          ------------------------------------------------------------------------------------------------------
          AGRO GALICIA S.A.                                 103             7                 96         (114)
          ------------------------------------------------------------------------------------------------------
          GALICIA VALORES S.A. SOC. DE BOLSA              4,134           939              3,195           880
          ------------------------------------------------------------------------------------------------------
          GALICIA Y BS. AS. SECURITIES (UK) LTD.          1,073            39              1,034           224
          ======================================================================================================

          ----------------------------------------------------------------------

          =====================================================================================================
                                                as of September 30, 2001
          -----------------------------------------------------------------------------------------------------
                       ISSUER COMPANY                 ASSETS     LIABILITIES    SHAREHOLDERS'       RESULTS
                                                                                    EQUITY           (**)
          ------------------------------------------ ----------- ------------- ------------------ -------------
          BANCO GALICIA URUGUAY S.A.                  1,395,298     1,264,037            131,261        20,398
          -----------------------------------------------------------------------------------------------------
          TARJETAS REGIONALES S.A.                      326,292       291,969             34,323             0
          -----------------------------------------------------------------------------------------------------
          GALICIA CAPITAL MARKETS S.A.                    8,411         3,972              4,439         1,694
          -----------------------------------------------------------------------------------------------------
          GALICIA FACTORING Y LEASING S.A.                2,248           313              1,935           273
          -----------------------------------------------------------------------------------------------------
          AGRO GALICIA S.A.                                 323           108                215            24
          -----------------------------------------------------------------------------------------------------
          GALICIA VALORES S.A. SOC. DE BOLSA              4,139         2,009              2,130           204
          -----------------------------------------------------------------------------------------------------
          GALICIA Y BS. AS. SECURITIES (UK) LTD.            893           167                726          139S
          =====================================================================================================

          ----------------------------------------------------------------------
          (**) corresponding to the period of nine months ended September 30, 2001.-----------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          The Financial Statements of the controlled entities have been adapted to the valuation and disclosure standards laid down by the Argentine Central Bank and cover the same period as that of the financial statements of Banco de Galicia y Buenos Aires S.A..-------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 4:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          Banco Galicia Uruguay S.A. and Banco Galicia (Cayman) Limited have not been consolidated as of September 30, 2002 (see Note 1 to the financial statements).------------------------------------------------
          In the period of three months ended September 30, 2001, special financial statements of Banco Galicia Uruguay S.A. as of September 30, 2001, adapted to cover the same period as that of Banco de Galicia y Buenos Aires S.A. were used. These financial statements include the special statement of financial condition, income statement and statement of cash flows of Banco Galicia Uruguay S.A., the balances of which have been consolidated on a line-by-line basis with the special statement of financial condition, income statement and statement of cash flows of Banco de Galicia (Cayman) Limited, in which Banco Galicia Uruguay S.A. has a 65.3405 % equity interest and Banco de Galicia y Buenos Aires S.A., the remaining 34.6595%. Furthermore, the latter statements have been consolidated with those of Tarjetas Regionales S.A. and Galicia Pension Fund Limited, in which Banco Galicia (Cayman) Limited held a 99.7 % and 100 % equity interest, respectively. In turn, since January 1, 2000, Galicia Pension Fund Limited financial statements have been consolidated with those of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion, in which Galicia Pension Fund Limited holds a controlling interest of 99.985%.--------------------------------------
          ----------------------------------------------------------------------
          In the current period, as a result of the new interest percentages owned by shareholders in Tarjetas Regionales S.A., Banco de Galicia y Buenos Aires S.A. holds 68.218539% of the capital stock and voting rights and Banco de Galicia (Cayman) Limited, the remaining 31.781461%.-----------------------------------------------------------
          ----------------------------------------------------------------------
          The financial statements of Banco de Galicia y Buenos Aires S.A. have been consolidated on a line-by-line basis with those of that company.-
          ----------------------------------------------------------------------
          The September 30, 2002 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with those of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Tarjeta Comfiar S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.-
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 4:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          a) The percentages directly held in those companies' capital stock are as follows:--------------------------------------------------
          ----------------------------------------------------------------------

          ============================================== ========================= =========================
                            Company                              9.30.02                   9.30.01
          ---------------------------------------------- ------------------------- -------------------------
          Tarjetas Cuyanas S.A.                                    60%                       60%
          --------------------------------------------------------------------------------------------------
          Tarjetas del Mar S.A. (*)                               100%                       50%
          --------------------------------------------------------------------------------------------------
          Tarjeta Naranja S.A.                                     80%                       80%
          --------------------------------------------------------------------------------------------------
          Tarjeta Comfiar S.A.                                     60%                       60%
          ==================================================================================================

          (*) On May 15, 2002 Tarjetas Regionales S.A. acquired the remaining 50% of the shares.----------------------------------------------------
          ----------------------------------------------------------------------
          b) The percentages indirectly held in those companies' capital stock through the controlled entity Tarjeta Naranja S.A. are as follows:----
          ----------------------------------------------------------------------

          ==================================================================================================
                           Company                             9.30.02                    9.30.01
          -------------------------------------------- ------------------------- ---------------------------
          Tarjeta Comfiar S.A.                                   32%                        32%
          ==================================================================================================

          ----------------------------------------------------------------------
          Tarjeta Naranja S.A. financial statements as of September 30, 2002 and 2001 have in turn been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 66.4% of voting stock.
          ----------------------------------------------------------------------
          Furthermore, Tarjeta Comfiar S.A. and Tarjetas Cuyanas S.A. hold 21.3% and 12.3% interests, respectively, in that company's capital stock and voting rights.--------------------------------------------------------
          ----------------------------------------------------------------------
          For purposes of the consolidation of those credit card management companies, the September 30, 2002 and August 31, 2001 financial statements of those companies have been used.-------------------------
          ----------------------------------------------------------------------
          The financial statements of Galicia Capital Markets S.A. include the statement of financial condition, income statement and statement of cash flows of that company, whose balances have been consolidated on a line-by-line basis, with the statement of financial condition, income statement and statement of cash flows of Galicia Advent Corporation Limited, in which that company holds a 57.89% equity interest and Galicia Equity Analysis S.A., in which it holds a 99 % controlling interest.-------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 5:   MINORITY INTEREST IN CONSOLIDATED INSTITUTIONS OR COMPANIES-----------
          ----------------------------------------------------------------------
          The portion of the net worth of the controlled investees owned by third parties has been disclosed in the Statement of Financial Condition, under the "Minority interest in consolidated institutions or companies" caption.------------------------------------------------
          ----------------------------------------------------------------------
          The result of minority interests is disclosed in the Income Statement under "Result of Minority Interest".----------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          As of September 30, 2002 and 2001, the percentages of minority interest are as follows:----------------------------------------------
          ----------------------------------------------------------------------

          ============================================== ========================= =========================
                            Company                             9.30.02                   9.30.01
          ---------------------------------------------- ------------------------- -------------------------
          Banco de Galicia y Bs. As. S.A.                        6.41446%                  6.41446%
          --------------------------------------------------------------------------------------------------
          Net Investment S.A.                                    0.80181%                  0.80181%
          --------------------------------------------------------------------------------------------------
          Sudamericana Holding S.A.                              0.80175%                  0.80175%
          --------------------------------------------------------------------------------------------------
          Galicia Warrants S.A.                                  0.80181%                  0.80181%
          --------------------------------------------------------------------------------------------------
          B2Agro S.A.                                            0.81007%                 17.33484%
          --------------------------------------------------------------------------------------------------
          Net Investment B.V.                                    0.80181%                     -
          --------------------------------------------------------------------------------------------------
          BtoB Comercial S.A.                                       -                      0.80154%
          --------------------------------------------------------------------------------------------------
          Aseguradora de Personas Galicia S.A. (former
          Hartford Seguros de Vida S.A.)                         0.80234%                  0.80127%
          --------------------------------------------------------------------------------------------------
          Medigap  Salud S.A.  (former  Hartford  Salud
          S.A.)                                                  0.81002%                  0.80168%
          --------------------------------------------------------------------------------------------------
          Instituto de Salta Seguros de Vida S.A.               10.72158%                 10.75158%
          --------------------------------------------------------------------------------------------------
          Galicia Retiro Cia. De Seguros S.A.                    0.80188%                 0.801749%
          --------------------------------------------------------------------------------------------------
          Galicia Vida Cia. de Seguros S.A.                      0.80190%                 0.801749%
          ==================================================================================================

          ----------------------------------------------------------------------
          In the case of Banco de Galicia y Buenos Aires S.A., the breakdown of supplementary equity interests included in the "Minority Interests" caption is as follows:------------------------------------------------
          ----------------------------------------------------------------------

          ============================================================= ================= ==================
                                     Company                                 9.30.02            9.30.01
          ------------------------------------------------------------- ----------------- ------------------
          Galicia Valores S.A. Sociedad de Bolsa                             0.01%              0.01%
          --------------------------------------------------------------------------------------------------
          Galicia Capital Markets S.A.                                       0.01%              0.01%
          --------------------------------------------------------------------------------------------------
          Galicia Factoring y Leasing S.A.                                   0.02%              0.02%
          --------------------------------------------------------------------------------------------------
          Galicia Administradora de Fondos S.A. Soc. Gerente                 0.015%            0.015%
          --------------------------------------------------------------------------------------------------
          Agro Galicia S.A.                                                  1.00%              1.00%
          --------------------------------------------------------------------------------------------------
          Tarjeta Comfiar S.A.                                               8.00%              8.00%
          --------------------------------------------------------------------------------------------------
          Tarjetas Cuyanas S.A.                                              40.00%            40.00%
          --------------------------------------------------------------------------------------------------
          Tarjetas del Mar S.A.                                                -               50.00%
          --------------------------------------------------------------------------------------------------
          Tarjeta Naranja S.A.                                               20.00%            20.00%
          --------------------------------------------------------------------------------------------------
          Galicia Advent Corporation Limited                                 42.11%            42.11%
          --------------------------------------------------------------------------------------------------
          Galicia Equity Analysis S.A.                                       1.00%              1.00%
          --------------------------------------------------------------------------------------------------
          Cobranzas Regionales S.A.                                         19.904%            19.904%
          ==================================================================================================

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 6:   RESTRICTED ASSETS-----------------------------------------------------
          ----------------------------------------------------------------------
          As of September 30, 2002, Banco de Galicia y Buenos Aires S.A.'s ability to dispose of the following assets pertaining to local branches was restricted as mentioned below:---------------------------
          ----------------------------------------------------------------------
          a. Funds and Government Securities------------------------------------
          Banco de Galicia y Buenos Aires S.A. has deposited US$ 5,636 in escrow as a guarantee towards third parties in respect of its own transactions. Also, US$ 3,778 have been deposited to guarantee repo transactions with banks located abroad.-------------------------------
          ----------------------------------------------------------------------
          Within the framework of Decree 979/2001 of the National Executive Branch, Banco de Galicia y Buenos Aires S.A. has advanced the National State funds on account of tax obligations and received in exchange Fiscal Credit Certificates for US$ 27,404, which have been recognized in Government Securities. These certificates may be used for settling taxes, under the conditions set out in that Decree, effective January 2003.-----------------------------------------------------------------
          ----------------------------------------------------------------------
          b. Guarantee for Galtrust II, III, IV and V Financial Trusts---------- Mortgage Bills for US$ 911 have been deposited in escrow as collateral for the contracts of the Individual Galtrust II, III, IV and V Financial Trusts, in respect of an Initial Minimum Amount of the Reserve Investments, according to contracts signed on December 17, 2001.-----------------------------------------------------------------
          ----------------------------------------------------------------------
          c. Special Accounts as Collateral for Transactions-------------------- Banco de Galicia y Buenos Aires S.A. has opened special accounts with the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions which, as of September 30, 2002 amounted to US$ 12,151.---------------------------------------------------------------
          ----------------------------------------------------------------------
          d. Deposits in favor of the Argentine Central Bank-------------------- These have been set up in line with Argentine Central Bank regulations:----------------------------------------------------------
          ----------------------------------------------------------------------
          - Communique "A" 1190                      US$       143--------------
          - Communique "A" 2923                      US$     1,221--------------
          ----------------------------------------------------------------------
          e. Fund for assistance to financial institutions---------------------- As of September 30, 2002 Banco de Galicia y Buenos Aires S.A. had deposited secured loans for US$ 33,422 in guarantee towards the Fund for assistance to Financial Institutions.-----------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 6:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          f. Guarantees provided to the Argentine Central Bank------------------ As of September 30, 2002, Banco de Galicia y Buenos Aires S.A. has transferred loans to the public sector in favor of the Argentine Central Bank, as collateral for advances of US$ 1,903,322 for assistance received to cover temporary lack of liquidity.-------------
          ----------------------------------------------------------------------
          g. Equity interests in Other Companies--------------------------------
          Banco de Galicia y Buenos Aires S.A. has granted a senior pledge on all its shares in Correo Argentino S.A., in favour of the International Finance Corporation, Inter American Development Bank and a syndicate of domestic institutions, as collateral for financing granted to that company. This transaction was authorized by the Argentine Central Bank through resolution No. 408 dated September 9, 1999.-----------------------------------------------------------------
          ----------------------------------------------------------------------
          According to the contract signed, in the event of a deficit in funds, Banco de Galicia y Buenos Aires S.A. and the majority shareholder of Correo Argentino S.A. should hold the financial creditors harmless from any non-compliance as a result of such deficit. Under the terms of the contract, Correo Argentino should inform Banco de Galicia y Buenos Aires S.A. and Socma Americana S.A. of the existence of any deficit. At the date of these financial statements, Banco de Galicia y Buenos Aires S.A. had not been notified of any requirement in this connection.-----------------------------------------------------------
          ----------------------------------------------------------------------
          "Equity interests in Other Companies" includes shares whose transferability is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:------------------------------------------
          - Aguas Argentinas S.A.: 3,236,879 book-entry class F shares and 522,887 book-entry class E shares.------------------------------------
          - Aguas Provinciales de Santa Fe S.A.: 3,600,000 book-entry class F shares and 62,500 book-entry class D shares---------------------------
          - Inversora Diamante S.A.: 1,606,117 ordinary book-entry non-transferable shares.----------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 6:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          - Inversora Nihuiles S.A.: 1,184,093 ordinary book-entry non-transferable shares.----------------------------------------------
          - Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.----------------------------------------------
          - Aguas Cordobesas S.A.: 900,000 ordinary class E shares.-------------
          - Correo Argentino S.A.: 12,462,021 ordinary non-transferable class B shares.---------------------------------------------------------------
          ----------------------------------------------------------------------
          As a shareholder of the concessionaires of the water supply services, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco de Galicia y Buenos Aires S.A. and the other shareholders have committed to provide financial support to those companies if they were unable to fulfill the commitments they have undertaken with international financial bodies.-----------------------
          ----------------------------------------------------------------------
          The Inter American Development Bank (IDB) requested that the shareholders of Aguas Argentinas S.A. and Aguas Provinciales de Santa Fe S.A. grant loans to those companies. At the date of these financial statements negotiations relating to the assistance to Aguas Argentinas S.A. were still under way, while the obligation to provide assistance to Aguas Provinciales de Santa Fe S.A. is not deemed to exist.--------
          ----------------------------------------------------------------------
          Furthermore, the ability to dispose of government agency and treasury bills belonging to the foreign branches for an amount of US$ 3,068 is restricted, as they have been earmarked to comply with the requirements of the regulatory body of the country where they do business.-------------------------------------------------------------
          As of September 30, 2001, the total amount of restricted assets earmarked to cover the mentioned items was US$ 233,113.---------------
          ----------------------------------------------------------------------
          In addition, as of September 30, 2002 and 2001 the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets existing at its controlled entities subject to consolidation is restricted as follows:
          ----------------------------------------------------------------------
          a. Galicia Valores S.A. Sociedad de Bolsa:---------------------------- As of September 30, 2002 this company held three shares of Mercado de Valores de Buenos Aires S.A. securing an insurance covering its transactions for US$ 1,123.-------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 6:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          As of September 30, 2001, that company's total restricted assets amounted to US$ 559.--------------------------------------------------
          b. Agro Galicia S.A.:-------------------------------------------------
          As of September 30, 2002 Agro Galicia S.A. had one share of Mercado a Termino de Buenos Aires S.A. securing an insurance covering its transactions for US$ 10.----------------------------------------------
          ----------------------------------------------------------------------
          Furthermore, third party guarantees provided to Mercado a Termino de Buenos Aires S.A. to secure transactions on this market amounted to US$ 21.---------------------------------------------------------------
          As of September 30, 2001, that company's restricted assets totalled US$ 386.--------------------------------------------------------------
          ----------------------------------------------------------------------
          c. Tarjetas Cuyanas S.A.----------------------------------------------
          As of September 30, 2002, the Bank's ability to dispose of time deposits for US$ 29 was restricted because this amount was earmarked to secure a Collection Agreement signed with the Revenue Board of the Province of Mendoza.--------------------------------------------------
          ----------------------------------------------------------------------
          d. Tarjeta Naranja S.A.-----------------------------------------------
          On September 23, 2002 an attachment was levied on funds deposited in a current account for US$ 63 that this company holds with Banco de Galicia y Buenos Aires S.A.. After the end of the current period, on October 25, 2002 two attachments were levied on a current account held by Tarjeta Naranja for a total amount of US$ 322.---------------------
          ----------------------------------------------------------------------
NOTE 7:   TRUST ACTIVITIES------------------------------------------------------
          ----------------------------------------------------------------------
          In order to guarantee compliance with the obligations arising from contracts, the parties thereto have agreed to deliver in trust to Banco de Galicia y Buenos Aires S.A. certain amounts of money, to be invested according to the following detail:---------------------------
          ----------------------------------------------------------------------
          1) Musimundo S.A. Trust for US$21,554.--------------------------------
          2) Eduardo Sumic and Ericides Ciani Trust for US$ 36.-----------------
          3) Tarjeta Naranja S.A. Trust for US$ 903.----------------------------
          4) Cuyanas S.A. Trust for US$ 110.------------------------------------
          ----------------------------------------------------------------------
          The above-mentioned amounts will be released upon maturity or when Banco de Galicia y Buenos Aires S.A. receives instructions in accordance with the contract stipulations.----------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 8:   NEGOTIABLE OBLIGATIONS AND OTHER DEBT SECURITIES----------------------
          ----------------------------------------------------------------------
          a) Banco de Galicia y Buenos Aires S.A. - Ordinary Negotiable Obligations------------------------------------------------------
          ----------------------------------------------------------------------
          a.1) As of September 30, 2002, Banco de Galicia y Buenos Aires S.A. had the following negotiable obligation issues outstanding:-----------
          ----------------------------------------------------------------------

          ==============================================================================================
                                                                                          ISSUE
             ISSUE DATE          FACE VALUE            TERM               RATE         AUTHORIZED BY
                               (in thousands)                                           THE NATIONAL
                                                                                         SECURITIES
                                                                                         COMMISSION
          ----------------------------------------------------------------------------------------------
              11.08.93            200,000            10 years            9.00 %           10.08.93
          ==============================================================================================

          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          a.2) Under the global program for issuing ordinary negotiable obligations approved by the Shareholders' Meeting held on March 3, 1993, as of September 30, 2002, Banco de Galicia y Buenos Aires S.A. had the following negotiable obligation issue outstanding:------------
          ----------------------------------------------------------------------

          ==============================================================================================
                                                                                          ISSUE
             ISSUE DATE          FACE VALUE            TERM               RATE         AUTHORIZED BY
                               (in thousands)                                           THE NATIONAL
                                                                                         SECURITIES
                                                                                         COMMISSION
          ----------------------------------------------------------------------------------------------

              08.07.97            150,000*          1,825 days            (1)           08.02.93 and
                                                                                          12.20.94

          ==============================================================================================

          ----------------------------------------------------------------------
          (1) On the interest payment dates falling due in August 2001 or before, Libor plus 1.625%---------------------------------------------
          (*) This issue has fallen due.----------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          a.3) The Shareholders' Meeting held on September 30, 1997 authorized the creation of a Global Program for a maximum total amount equivalent to US$ 500,000.-------------------------------------------------------
          As of September 30, 2002 Banco de Galicia y Buenos Aires S.A. had no negotiable obligation issues outstanding under this program.----------
          ----------------------------------------------------------------------
          a.4) The Ordinary Shareholders' Meeting held on September 30, 1997, authorized the creation of a Global Program for a maximum total amount of US$ 1,000,000 for issuing ordinary negotiable obligations, not convertible into shares which may be issued in pesos, US dollars or other currencies.-----------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 8:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          As of September 30, 2002, Banco de Galicia y Buenos Aires S.A. had the following short and medium-term negotiable obligation issues outstanding under the above program:----------------------------------
          ----------------------------------------------------------------------

          ==================================================================================================
                                                                                          ISSUE AUTHORIZED
             ISSUE DATE          FACE VALUE            TERM                RATE           BY THE NATIONAL
                               (in thousands)                                                SECURITIES
                                                                                             COMMISSION
          --------------------------------------------------------------------------------------------------
              12.20.00            44,444(*)         1,825 days        Libor plus 2%           04.22.98
          --------------------------------------------------------------------------------------------------
              06.11.01            10,667(*)         1,653 days        Libor plus 2%           04.22.98
          --------------------------------------------------------------------------------------------------
              07.19.02             72,635           1,840 days            7.875%              04.22.98
          --------------------------------------------------------------------------------------------------
              07.19.02             43,161           1,840 days       Libor - 6 months         04.22.98
                                                                          plus 4%
          ==================================================================================================

          (*) On December 20, 2001, the first installment was amortized for a face value of 5,556 and 1,333, respectively.--------------------------
          ----------------------------------------------------------------------
          The Meeting of Shareholders held on September 26, 2001 ratified the powers previously vested in the Board of Directors in connection with the programs referred to in sections a.3) and a.4) above.-------------
          ----------------------------------------------------------------------
          a.5) The Meeting of Shareholders held on September 26, 2001 approved the issue of subordinated negotiable obligations, convertible into ordinary, book-entry, class "B" shares, with a face value of US$
          0.00027 each and entitled to one vote per share, for a total amount of up to US$ 200,000.----------------------------------------------------
          That meeting of shareholders vested the Board of Directors of Banco de Galicia y Buenos Aires S.A. with the powers to set the issue terms and conditions, including the amount and date of issue. That Board of Directors has not resolved this issue so far. An objection to this Meeting of Shareholders has been filed before the court by the minority shareholders of that Entity, Theseus S.A. and Lagarcue S.A., which represent 2.07% and 3.35% of the capital stock and are controlled by Ms. Maria Isabel Escasany.------------------------------
          ----------------------------------------------------------------------
          As of September 30, 2002 and 2001, the amount of the negotiable obligations in respect of principal and interest, net of discounts, was US$ 542,599 and US$ 443,624, respectively, and was used in accordance with the provisions of Communique "A" 1907 of the Argentine Central Bank for providing financing to domestic companies with regard to investments in physical assets in Argentina, providing working capital or refinancing liabilities, granting consumer and mortgage loans for financing housing construction, investments in the share capital of domestic companies and other purposes envisaged in the above mentioned Communique.-------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 8:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          b) Banco de Galicia y Buenos Aires S.A.'s controlled companies - Issue of negotiable obligations and other debt securities--------
          ----------------------------------------------------------------------
          During the period, various Series of short and medium-term Negotiable Obligations issued by Tarjetas Cuyanas S.A., Tarjetas del Mar S.A., Tarjeta Comfiar S.A. and Tarjeta Naranja S.A. fell due. The difficult situation affecting the Argentine economy and particularly the financial system, the devaluation of the peso and the difficulties in accessing credit on the domestic and foreign markets have had an adverse effect on the ability of those companies to meet their payment obligations.----------------------------------------------------------
          ----------------------------------------------------------------------
          Within that environment, each of those companies have undertaken a process for the renegotiation of their debts for negotiable obligations, which has presented different characteristics and different degrees of progress and/or definitions so far. As a result, the criteria used for valuing these debts varied according to the facts and judgmental elements each company had in relation to those debts when they issued their respective financial statements.--------- Below is disclosed the situation of each of those companies in relation to these debts as of September 30, 2002, and the valuation criteria followed:----------------------------------------------------
          ----------------------------------------------------------------------
          Tarjetas Cuyanas S.A.:------------------------------------------------
          ----------------------------------------------------------------------
          On May 23, 2002, that company entered into an agreement with Administraciones Fiduciarias S.A. for the redemption of its Negotiable Obligations through the issue of debt certificates.-------------------
          ----------------------------------------------------------------------
          As of September 30, 2002, holders of negotiable obligations adhered to the exchange of negotiable obligations for debt certificates in the amount of approximately US$ 5,000. At that date, the Company has valued this debt at approximately US$ 3,626, a figure obtained by applying the present value method to the future discounted cash flows. Should this debt have been valued at period end free US dollar exchange rate, an additional loss of approximately US$ 997 would have been generated.-------------------------------------------------------
          For purposes of applying the valuation method mentioned above, Tarjetas Cuyanas S.A. has taken as a premise a nominal annual discount rate of 11% and a cash flow made up of 5% of the monthly collections of receivables derived from the use of credit cards for a term of 8 years counted as from the earlier of June 1, 2002 or until the full amortization of the subscribed certificates.--------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 8:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          As a result of this transaction and of certain payments made, the Company records due and payable negotiable obligations amounting to approximately US$ 5,180 as of September 30, 2002. As of September 30, 2002, Tarjetas Cuyanas S.A. had valued this debt by approximately US$ 3,048, which represent the redemption value estimated by the management of Tarjetas Cuyanas S.A. on the basis of the negotiations carried out so far. If this debt were to be valued at the free US dollar exchange rate, an additional loss of approximately US$ 2,139 would be generated as of the end of the period, the consolidated impact of which amounting to approximately US$ 1,968.-----------------
          ----------------------------------------------------------------------
          The maximum risk associated with the situations described in relation to the financial statements of Tarjetas Regionales S.A. amounts to US$ 1,882.----------------------------------------------------------------
          ----------------------------------------------------------------------
          Tarjetas del Mar S.A.:------------------------------------------------
          In view of the lack of a definition of the legal and economic framework that is essential to confront the economic and financial crisis Argentina is enduring, on June 18, 2002, Tarjetas del Mar S.A. informed the Buenos Aires Stock Exchange and Caja de Valores S.A. that it was unable to make a payment proposal to the holders of the negotiable obligations, so it would continue to pay interest until it is able to make such proposal.----------------------------------------
          ----------------------------------------------------------------------
          On November 18, 2002, this company submitted a letter to the National Securities Commission in which the Board of Directors of the company states that it has carried out negotiations with its shareholders to reach an agreement to enable the company to pay the debts it currently has with the holders of obligations in equitable terms for all the parties involved.-----------------------------------------------------
          As of September 30, 2002, the balance of the Global Negotiable Obligation Program issued by Tarjetas del Mar S.A., which continue to be due and payable is equivalent to an amount of US$ 15,595. If all the due and payable negotiable obligations as of September 30, 2002 were to be valued at the free US dollar exchange rate, an additional loss of approximately US$ 9,874 would be generated as of period end.--
          ----------------------------------------------------------------------
          Tarjeta Comfiar S.A.:-------------------------------------------------
          In view of the operating impossibility of this company fully redeeming Series IX of Negotiable Obligations that fell due on January 15, 2002, a debt of US$ 511 (face value) has been recognized in its financial statements at a rate of exchange of US$1=$1, plus CER, which as of September 30, 2002 was equivalent to US$ 51.--------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 8:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          As established by current public order regulations on this matter, Tarjeta Comfiar S.A. considers that in all cases the criterion applicable would be the redemption of those negotiable obligations at the exchange rate of US$1=$1, plus CER, because that Series was issued prior to January 6, 2002.---------------------------------------------
          If all the due and payable negotiable obligations, which as of September 30, 2002 amounted to US$ 511, were to be valued at the free US dollar exchange rate, an additional loss of approximately US$ 324 would be generated at the end of the period, the consolidated impact of which amounting to approximately $ 298.----------------------------
          ----------------------------------------------------------------------
          The overdue balance of the Global Negotiable Obligation Program at the time the financial statements of Tarjeta Comfiar S.A were prepared had been reduced to the amount of US$ 391.--------------------------------
          Tarjeta Naranja S.A.:-------------------------------------------------
          On May 23, 2002 Tarjeta Naranja S.A. executed an agreement for the redemption of negotiable obligations and the issuance of debt certificates in US dollars secured by a trust. As of September 30, 2002, holders of negotiable obligations had adhered to this agreement in the amount of US$ 62,926, the residual value of those negotiable obligations amounting to U$S 61,145 at closing date.------------------ The debt certificates have been valued by determining the present value of the cash flow involved, converted at the exchange rate prevailing on the transaction date. The application of the present value method to this financial debt, recommended by Technical Pronouncement No. 17 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Province of Cordoba, results in US$ 46,348. If the debt certificates for a total of US$ 61,145 thousand were to be valued at the free US dollar exchange rate, an additional loss of approximately US$ 15,167 would be generated at period end.----
          ----------------------------------------------------------------------
          As of September 30, 2002, the overdue balance of the Global Negotiable Obligation Program not yet exchanged amounts to US$ 5,533 .-----------
          ----------------------------------------------------------------------
          At period end those holders of negotiable obligations continued to be invited to exchange their obligations for the above-mentioned debt certificates. For those holders who have not adhered to the agreement, and under current public order regulations on this matter, Tarjeta Naranja S.A. considers that in all cases the criterion applicable for the redemption of those negotiable obligations would be the exchange rate of US$1=$1, plus CER, because even the most recently issued Series involved renewals of series issued under Programs predating January 6, 2002.------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 8:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          In view of Tarjeta Naranja S.A.'s expectations for the method of redemption of these obligations, either by means of the adherence to the agreement or by redeeming them in cash, such obligations have been valued as follows: 50%, that is US$ 2,766, are expected to be redeemed in cash applying the US$1=$1 exchange rate, plus CER, and the remaining 50% is expected to be exchanged for debt securities, so they were valued applying the same procedure as that described above for debt certificates. If all the due and payable negotiable obligations amounting to US$ 5,533 rate, an additional loss of approximately US$ 2,142 would be generated at the end of the period of nine months.----- The maximum risk attaching to the situations described, which could have an impact on the consolidated financial statements amounts to US$ 14,063.---------------------------------------------------------------
          In addition, Negotiable Obligation Series XXVII issued on January 18, 2002 for a face value of US$ 28,000 has been valued applying the free US dollar parity at period end.---------------------------------------
          At the time these consolidated financial statements were issued, negotiable obligations due continued to be redeemed at the rate of exchange of US$1 = $1 plus CER, while other holders opted to exchange them for Debt Certificates. As of November 30, 2002 US$ 62,564 had been exchanged and US$ 5,268 are yet to be exchanged.----------------- The maximum risk attaching to the situations described, which could have an impact on the financial statements of Grupo Financiero Galicia S.A. would amount to approximately US$ 16,674.------------------------
          ----------------------------------------------------------------------
NOTE 9:   DEPOSIT INSURANCE SYSTEM----------------------------------------------
          ----------------------------------------------------------------------
          Law 24485 and Decree 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, beyond the system of privileges and safeguards envisaged in the Financial Institutions Law.-----------------------------------------------------
          Pursuant to Communique "A" 2337, the Argentine Central Bank established rules for applying the deposit insurance and the way of settling the related contributions.-----------------------------------
          ----------------------------------------------------------------------
          The National Executive Power through Decree 1127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to US$ 8 denominated either in pesos or in foreign currency.-------------------------------------------------------------
          This System does not cover the deposits made by other financial institutions (including the time deposit certificates acquired through a secondary transaction), the deposits made by persons related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those set up after July 1, 1995----------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 9:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          at an interest rate exceeding the one that the Argentine Central Bank regularly establishes based on a daily survey conducted by it.
          Nor does this System cover deposits whose ownership has been acquired through endorsement and placements which offer incentives in addition to the interest rate. The System has been implemented through the creation of the Deposit Insurance Fund, which is managed by a company called Seguros de Depositos S.A. (SE.DE.S.A.). The shareholders of SE.DE.S.A. are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the said fund.-----------------------------------------------------------------
          Through Communique "A" 3068, the Argentine Central Bank reduced the normal contribution to the said Fund, which amounted to 0.03%, to half, provided that the financial institution arranges with SEDESA 36-month loans, to be earmarked for the Deposit Insurance Fund. Interest on these loans has been determined on the basis of the yield obtained by the mentioned Fund on its placements.---------------------
          ----------------------------------------------------------------------
          As from September 2000, Argentine Central Bank Communique "A" 3153 eliminated the above mentioned loan and the normal contribution of 0.015% on items comprised in the calculation basis remained in force.-
          ----------------------------------------------------------------------
          As from December 2001, Argentine Central Bank Communique "A" 3358 resolved to increase the contribution to 0.03%. As of September 30, 2002 the normal contribution to the Deposit Insurance Fund amounted to US$ 70,102, of which US$ 4,886 correspond to the current period.------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
NOTE 10:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS-------------------
          ----------------------------------------------------------------------
          The Argentine Central Bank regulations establish that 20% of the profits shown in the Income Statement at the end of the fiscal year, plus (less) prior year adjustments must be allocated to the legal reserve.--------------------------------------------------------------
          This proportion is applicable regardless of the ratio of the legal reserve fund to the capital stock.------------------------------------
          ----------------------------------------------------------------------
          As a result of the facts described in Note 1 to these financial statements, through resolution 81 dated February 8, 2002, the Argentine Central Bank established that while the assistance received from that Entity is in force, Banco de Galicia y Buenos Aires S.A. may not distribute dividends or any other return on capital in cash, remit profits or make payments for fees, interests or compensation related to results.-----------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 10:  (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          Furthermore, Argentine Central Bank Communique "A" 3574 provided for the suspension of the distribution of profits until the criteria for valuing the shareholders' equity of Banco de Galicia y Buenos Aires S.A. are defined, which include the known effects of Law 25561 and supplementary provisions.---------------------------------------------
          ----------------------------------------------------------------------
          Communique "A" 3785 provides that financial institutions which receive in compensation National Government bonds within the framework of Sections 28 and 29 of Decree 905/02, may record them at their technical value; while using this procedure, financial institutions may not distribute cash dividends and the same treatment will be given to those institutions which decide to exchange the compensating bonds for promissory notes issued by the National Government.---------------
          ----------------------------------------------------------------------
NOTE 11:  NATIONAL SECURITIES COMMISSION (Comision Nacional de Valores)---------
          ----------------------------------------------------------------------
          a) Resolutions No. 147/90, 178/91 and 252/94--------------------------
          In line with the requirements of those resolutions, concerning the "Minimum Equity" that Banco de Galicia y Buenos Aires S.A. is required to have under Argentine Central Bank rules, we confirm that Banco de Galicia y Buenos Aires S.A. fulfilled these requirements in excess, and that such equity was fully paid up at the end of the fiscal period.---------------------------------------------------------------
          ----------------------------------------------------------------------
          b) Resolution No. 161/90----------------------------------------------
          As depository of the mutual funds "Fima Acciones", "Fima P.B. Acciones", "Fima Renta en Pesos", "Fima Renta en Dolares", "Fima Mix Plus", "Fima Mix", "Fima Renta Corto Plazo", "Fima Money Market en Pesos", "Fima Money Market en Dolares", "Fima Global Assets" and "Fima Renta Latinoamericana" and in compliance with Section 3 of the mentioned Resolution, Banco de Galicia y Buenos Aires S.A. has a total of 165,008,025 units under custody for a market value of US$ 17,424 , which is included in the "Depositors of Securities in Custody" account.--------------------------------------------------------------
          ----------------------------------------------------------------------
          In the period ended September 30, 2001, the securities held in custody by Banco de Galicia y Buenos Aires S.A. totalled 728,687,022 units and their market value amounted to US$ 353,279.---------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 12: CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES INSTITUTE (the "ISSB")
          ----------------------------------------------------------------------
          Effective July 1, 1996, Decree No. 263/96 of the National Executive Power reduced to 1% and effective July 1, 1997 Decree No. 915/96 eliminated the 2% contribution on interest and fees that banks previously had to make to the ISSB, pursuant to Section 17 of Law No. 19322. Banco de Galicia y Buenos Aires S.A. has determined the aforementioned contributions in accordance with these regulations. The bank employee union (the "Banking Association") brought legal action calling for a stay against the National Executive Power - Ministry of Public Works and Services, with a view to having Section 1 of Decree 263/96 declared null and unconstitutional, and got a favorable ruling from the Federal Court dealing with Administrative Litigation Matters, Panel I.--------------------------------------------------------------
          ----------------------------------------------------------------------
          The National Supreme Court of Justice declared out of order an extraordinary appeal made by the National Executive Branch on November 4, 1997. Therefore, the ruling in favor of the Banking Association became firm.----------------------------------------------------------
          Although in the opinion of the legal counsel of the financial institutions this ruling is not opposable against the banks because they were not a party to the aforementioned legal action, the juridical uncertainty still persists. In April 1998, the Bank
          Employees' Health Care System (OSBA) made a final claim, which was refuted from the administrative angle before OSBA, the Federal Public Revenue Authority (AFIP) and the National Social Security Administration.-------------------------------------------------------
          Furthermore, the Banking Association brought legal action calling for a stay before the First Instance No. 5 Federal Social Security Court, requesting a precautionary measure ordering the OSBA not to bring legal actions for tax collection until the definitive judgment is issued about whether this supposed claim is applicable.---------------
          ----------------------------------------------------------------------
          This latter measure is firm. Concerning the matters at issue stated in the claim for a temporary restraining order filed, such claim has been sustained and it was resolved that OSBA does not have any legal authority to make verifications, assess possible debts or bring legal actions for tax collection, on the grounds of Section 17, subsection
          f) of Law 19322.------------------------------------------------------
          ----------------------------------------------------------------------
          This resolution was confirmed by the National Social Security Court (Panel II). In this connection, OSBA filed an extraordinary appeal with the National Supreme Court of Justice, which was dismissed by the Court on November 21, 2000.-------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 12:  (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          Furthermore, OSBA has brought a legal action against all institutions in the financial system, before the Federal Court dealing with Administrative Litigation Matters, and the complaint has already been answered. The trial of the case has been ordered.--------------------- In addition, the AFIP issued Order No. 6/99 ratifying Resolution No. 9/99, which holds that OSBA is a legal entity other than the ISSB, and therefore not having any legal authority to claim the contribution set by Section 17, subsection f) of Law 19322.----------------------------
          Banco de Galicia y Buenos Aires S.A. considers that this matter is not likely to affect its net worth significantly.-------------------------
          ----------------------------------------------------------------------
NOTE 13:  REGULATIONS ON BANK CURRENT ACCOUNTS----------------------------------
          ----------------------------------------------------------------------
          On March 24, 2001, the Competitiveness Law No. 25413 was enacted and promulgated. This norm repeals the system of fines and penalties for current account holders and financial institutions established by Laws No. 24452 and 24760.--------------------------------------------------
          In the case of the latter, effective January 13, 1997, the law that was repealed provided a system of fines for financial institutions which would have kept current accounts open when they should have been closed, or would have opened current accounts to current account holders who had been disqualified.------------------------------------
          In view of the above, on April 16, 1999, Section 3 of Decree 347/99 of the National Executive Power established that:------------------------ "In the case of the fines resulting from applying Section 62, last paragraph ..., as amended by Law No. 24,760, accumulated by each financial institution at the effective date of this decree, the Argentine Central Bank is empowered to set the amount of the fines between a minimum of fifteen thousand pesos (US$ 4) and a maximum of two million pesos (US$ 535) for each institution, based on the number of non-compliances by each one".--------------------------------------
          In line with Argentine Central Bank Communique "A" 2909 Banco de Galicia y Buenos Aires S.A. has reported to the aforementioned body the current accounts kept open when they should have been closed and paid the corresponding fines, taking the aforementioned caps into consideration. Subsequently, Banco de Galicia y Buenos Aires S.A. received a communication from the Argentine Central Bank addressed to all financial institutions, calling upon them to pay the corresponding amount, pursuant to Section 62 of the Law Governing Checks. In view of this Banco de Galicia y Buenos Aires S.A. filed a claim for a temporary restraining order with the Federal Court of First Instance dealing with Administrative Litigation Matters No. 4, Clerk's Office No. 7, in the event that said communication might prove detrimental to its vested rights.----------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 13:  (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          Banco de Galicia y Buenos Aires S.A. considers that this matter is not likely to affect its net worth significantly.-------------------------
          ----------------------------------------------------------------------
NOTE 14:  SETTING UP OF THE "GALTRUST I" INDIVIDUAL FINANCIAL TRUST-------------
          ----------------------------------------------------------------------
          At the meeting held on March 15, 2000, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager in a global program for setting up financial trusts for up to US$ 1,000,000. The creation of this program was approved by the National Securities Commission through resolution No. 13334 dated April 6, 2000.-----------------------------------------------------------------
          ----------------------------------------------------------------------
          The trustee of those trusts will be First Trust of New York, National Association, through its permanent representation in Argentina.-------
          ----------------------------------------------------------------------
          Under this global program, on October 20, 2000, Banco de Galicia y Buenos Aires S.A. transferred the trust ownership of loans amounting to US$ 490,224 granted to Argentine Provinces collateralized by the federal tax sharing corresponding to those Provinces, and reserve investments for US$ 7,761, to the GalTrust I Financial Trust.---------
          ----------------------------------------------------------------------
          As a counterpart, Banco de Galicia y Buenos Aires S.A. received Class A Debt Securities for a face value of US$ 100,000, Class B Debt Securities for a face value of US$ 200,000 and Certificates of Participation for a face value of US$ 200,000.------------------------
          ----------------------------------------------------------------------
          As of September 30, 2002, Banco de Galicia y Buenos Aires S.A. held debt securities and certificates of participation in its portfolio for US$ 176,128.----------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
NOTE 15: SETTING UP OF THE "GALTRUST II, III, IV and V" INDIVIDUAL FINANCIAL TRUSTS
          ----------------------------------------------------------------------
          At the meeting held on December 6, 2001, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved the creation of the Universal Program for the Securitization of Loans for the issue of debt securities and/or certificates of participation in Galtrust Financial Trusts. This program was approved by the National Securities Commission resolution No. 13334 dated April 6, 2000, for a face value of up to US$ 1,000,000 (the "Program") and authorized Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager of that program.------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 15:  (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          The trustee of the those trusts will be First Trust of New York, National Association, through its permanent representation in Argentina-------------------------------------------------------------
          Four financial trusts, Galtrust II, III, IV and V - Mortgage bills, were set up under the above-mentioned program, and Certificates of Participation and Debt Securities were issued.------------------------ Banco de Galicia y Buenos Aires S.A. subscribed 100% of the certificates of participation and the Class A and Class B Debt Securities were subscribed by the New York Branch, Banco de Galicia Uruguay S.A. and Aseguradora de Personas Galicia S.A. (former Hartford Seguros de Vida S.A.--------------------------------------------------
          As of September 30, 2002, Banco de Galicia y Buenos Aires S.A. the New York Branch and Banco de Galicia Uruguay S.A. held in their portfolio US$ 11,485, US$ 20,243 and US$ 12,997, respectively.------------------
          ----------------------------------------------------------------------
NOTE 16:  GALICIA 2004 AND 2005 TRUSTS------------------------------------------
          ----------------------------------------------------------------------
          On November 19, 2001, the beneficiaries of the Galicia 2004 Trust were designated, as stipulated in the "Framework Trust Agreement" signed on November 4, 1999, to implement an incentive program in favor of certain executives of Banco de Galicia y Buenos Aires S.A.. The total amount of US$ 4,000 transferred to the trustee by the Galicia 2004 Trust was used for the purchase of 855,442 shares and 189,116 ADS in Grupo Financiero Galicia S.A..----------------------------------------
          Specific beneficiaries were awarded 855,442 shares and 28,046.60 ADS, and 3,400 ADS that were not awarded were returned to the trustor. The balance of 157,669.40 ADS formed the Galicia 2005 Trust.--------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
NOTE 17:  MUTUAL FUND ADMINISTRATION AND MANAGEMENT ACTIVITIES------------------
          ----------------------------------------------------------------------
          Galicia Administradora de Fondos S.A. Sociedad Gerente manages and administers eleven mutual funds, for which Banco de Galicia y Buenos Aires S.A. is the depository bank (see Note 11 b)).-------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 18:  CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES-------------------------
          ----------------------------------------------------------------------
          The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with those as of September 30, 2001, the previous financial closing date, in order to disclose the changes in those assets and liabilities during the period commenced January 1, 2002 and ended September 30, 2002 is as follows:-------------------------------------
          ----------------------------------------------------------------------

          ==================================================================================================
                                                                              9.30.02          9.30.01
                                                                          ----------------------------------
          ASSETS

          LOANS                                                              2,672,686       5,135,196
                                                                          ----------------------------------
          -To the non-financial public sector                                2,095,129       1,610,986
          -To the financial sector                                              30,645         255,008
          -To the non-financial private sector and residents abroad            908,262       3,494,005
            -Overdraft facilities                                               60,524         234,019
            -Notes                                                             290,742       1,198,812
            -Mortgage loans                                                    193,947         977,188
            -Pledge loans                                                       18,143         235,342
            -Consumer loans                                                     40,734         170,227
            -Credit card loans                                                 149,593         485,302
            -Other                                                              55,626         134,305
            -Accrued interest and quotation differences receivable             108,513          87,980
            -Documented interest                                               (6,311)        (24,252)
            -Unallocated collections                                           (3,249)         (4,918)
          -Allowances for loan losses                                        (361,350)       (224,803)
                                                                          ----------------------------------
          OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE               2,166,627       1,267,565
                                                                          ----------------------------------
          -Argentine Central Bank                                               22,878          32,485
          -Amounts receivable for spot and forward sales to be
           settled                                                               1,702         279,620
          -Securities receivable under spot and forward purchases
           to be settled                                                           228         379,310
          -Premiums on options bought                                                -              90
          -Unlisted negotiable obligations                                      13,835          48,183
          -Other not included in the debtor classification
           regulations                                                       1,953,392         239,102
          -Other included in the debtor classification regulations             175,319         289,822
          -Accrued interest receivable not included in the debtor
           classification regulations                                            2,948              10
          -Accrued interest receivable included in the debtor
           classification regulations                                              624           4,799
          -Allowances                                                          (4,299)         (5,856)
          ==================================================================================================

          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 18:  (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------

          ==================================================================================================
                                                                                9.30.02          9.30.01
                                                                         -----------------------------------
          LIABILITIES

          DEPOSITS                                                            1,500,196         5,040,362
                                                                         -----------------------------------
          -Non-financial public sector                                              955            72,433
          -Financial sector                                                         555             2,373
          -Non-financial private sector and residents abroad                  1,498,686         4,965,556
            -Current accounts                                                   229,504           612,645
            -Savings accounts                                                    88,575           525,248
            -Time deposits                                                      472,409         3,488,203
            -Investment accounts                                                      -           147,425
            -Other                                                              514,415           136,618
            -Accrued interest and quotation differences payable                 193,783            55,417
                                                                         -----------------------------------
          OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                4,065,558         2,048,910
                                                                         -----------------------------------
          -Argentine Central Bank                                             2,085,891               981
            -Rediscounts to cover lack of liquidity                           1,426,801                 -
            -Other                                                              659,090               981
          -Banks and international entities                                     949,578           450,223
          -Unsubordinated negotiable obligations                                556,856           551,390
          -Amounts payable for spot and forward purchases to be
           settled                                                                  250           333,789
          -Securities to be delivered under spot and forward sales
           to be settled                                                         38,425           273,292
          -Loans from domestic financial institutions                            54,668            91,279
          -Other                                                                301,074           328,285
          -Accrued interest and quotation differences payable                    78,816            19,671
          ==================================================================================================

          ----------------------------------------------------------------------
NOTE 19: SITUATION OF CERTAIN COMPANIES CONSOLIDATED WITH BANCO DE GALICIA Y BUENOS AIRES S.A.-----------------------------------------------------
          As of September 30, 2002, Tarjeta Naranja S.A., Tarjeta Comfiar S.A., Tarjetas del Mar S.A. and Tarjetas Regionales S.A. reported shortfalls of US$ 4,823, US$ 18,703, US$ 5,418 and US$ 41,433 respectively, in their working capital, and shortfalls of US$ 33,368, U$S 14,989, U$S 4,183 and U$S 26,276 respectively, in their equity, and this situation is subject to the provisions of Section 94, subsection 5) of the Corporations Law. Tarjetas Cuyanas S.A. records a deficit of US$ 178 in its equity at that date.-------------------------------------------
          Accumulated losses of US$ 24,540 reported by Tarjeta Comfiar S.A., US$ 7,383, reported by Tarjeta del Mar S.A. and US$ 46,524 reported by Tarjeta Naranja S.A. are in excess of 50% of their corporate capital and irrevocable capital contributions made by their shareholders, according to the computation established by Section 206 of that Law. It should be noted that Decree 1269/02 suspended until December 10, 2003 the application of Section 94, subsection 5) of Law 19550, which establishes that companies must be dissolved when their losses exceed their corporate capital and of Section 206, which establishes mandatory capital reduction when losses are in excess of reserves and 50% of capital.-------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-----------Notes to the Consolidated Financial Statements (Continued)----------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 20:  GALICIA MORTGAGE LOANS AND SECURED LOANS TRUSTS-----------------------
          ----------------------------------------------------------------------
          As part of the implementation of the Galicia Capitalization and Liquidity Plan, during May 2002, "Galicia Mortgage Loans Financial Trust" was created, by which mortgage loans for US$ 83,629 were transferred, receiving in exchange US$ 62,722 in cash and certificates of participation for US$ 20,907. The trustee is ABN AMRO Bank Argentine Branch, with various domestic financial institutions acting as subscribers.-------------------------------------------------------
          The Secured Loans Trust has been created and the parties to it are Banco de la Provincia de Buenos Aires as beneficiary and BAPRO Mandatos y Negocios S.A., as trustee. Under this Trust, secured loans for US$ 28,877 were transferred and US$ 21,658 in cash and certificates of participation for US$ 7,219 were received in exchange. Banco de Galicia y Buenos Aires S.A. will act as administrator in both cases.----------------------------------------------------------------
          ----------------------------------------------------------------------
          As of September 30, 2002, the amounts of the participation certificates was US$ 22,703 and US$ 7,219, respectively.--------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

----------------------------Grupo Financiero Galicia S.A.----------------------------
-----Quarterly Statement of Financial Condition as of September 30, 2002 and 2001----
---------------------(figures stated in thousands of US dollars)---------------------
---------------------------------------(Note 2)--------------------------------------
=====================================================================================
                                                      9.30.02           9.30.01
                                                  -----------------------------------
ASSETS
CURRENT ASSETS
Cash  and  due  from  banks  (Notes  3 and 13 and
Schedule G)                                                  329                14
Investments  (Notes 11 and 13 and Schedules C and
G)                                                         8,817             7,316
Fiscal credits (Notes 4 and 11)                                7               145


Other receivables (Notes 5 and 11 and Schedule G)          1,107            31,641
                                                  -----------------------------------
Total Current Assets                                      10,260            39,116
                                                  -----------------------------------

NON-CURRENT ASSETS

Fiscal credits (Notes 4 and 11)                                1                96

Other receivables (Note 11)                                    -                 1


Investments  (Notes  11,  12,  13,  15 and 16 and
Schedules C, E and G)                                    540,756           796,499


Fixed  assets  and  investments  in  assets  of a
similar nature (Schedule A)                                1,006               383

Intangible assets (Schedule B)                             3,970             6,548
                                                  -----------------------------------
Total Non-current Assets                                 545,733           803,527
                                                  -----------------------------------
Total Assets                                             555,993           842,643
=====================================================================================

==================================================================================
                                                    9.30.02          9.30.01
                                               -----------------------------------
LIABILITIES
CURRENT LIABILITIES



Social security liabilities (Notes 6 and 11)                29                53
Tax liabilities (Notes 7 and 11)                           385                 7
Other  liabilities  (Notes  8,  11  and 13 and
Schedule  G)                                               176               105
                                               -----------------------------------
Total Current Liabilities                                  590               165
                                               -----------------------------------



NON-CURRENT LIABILITIES
Other   liabilities   (Notes   8  and  11  and
Schedule E)                                             10,696                 2
                                               -----------------------------------
Total Non-current Liabilities                           10,696                 2
                                               -----------------------------------

Total Liabilities                                       11,286               167
                                               -----------------------------------
SHAREHOLDERS' EQUITY

(per related statement)                                544,707           842,476
                                               -----------------------------------
Total Liabilities and Shareholders' Equity             555,993           842,643
==================================================================================

The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

-------------------------Grupo Financiero Galicia S.A.--------------------------
--------------------------------Income Statement--------------------------------
------------For the period of nine months commenced January 1, 2002------------- -------------------------and ended September 30, 2002.--------------------------
--------In comparative format with the same period of the previous year--------- ------------------(figures stated in thousands of US dollars)-------------------
------------------------------------(Note 2)------------------------------------

========================================================================================================================
                                                                                          9.30.02          9.30.01
                                                                                      ----------------------------------
Net (loss)/ income from long-term investments                                              (291,839)            80,253
Administrative expenses (Note 13 and Schedule H)                                             (2,213)           (1,829)
Other income and expenses (loss) / income  (Schedule E)                                     (11,955)               177
Financial gain (Notes 10 and 13)                                                              16,408               145
Income tax                                                                                     (585)                 -
                                                                                      ----------------------------------
Net (loss)/ income for the period                                                          (290,184)            78,746
========================================================================================================================

The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

------------------------Grupo Financiero Galicia S.A.---------------------------
------------------Statement of Changes in Shareholders' Equity------------------ ------------For the period of nine months commenced January 1, 2002------------- -------------------------and ended September 30, 2002.--------------------------
--------In comparative format with the same period of the previous year--------- ------------------(figures stated in thousands of US dollars)-------------------
------------------------------------(Note 2)------------------------------------

============================================================================================
                                           Shareholders' contributions (Note 9)
--------------------------------------------------------------------------------------------
                                                             Non-capitalized
                                  Subscribed   Capital         contributions
                                     and      adjustment  -----------------------
                                   paid-up                Issuance  Irrevocable    Total
        Item                       capital                premiums  contributions
--------------------------------- ----------- ----------- --------- ------------- ----------
Historical balances at
beginning of year                    292,087           -    21,190             -   313,277

Adjustments to historical
balances at beginning of year              -     355,441    25,786             -   381,227

Historical balances at
beginning of year, adjusted          292,087     355,441    46,976             -   694,504

Distribution approved by the
ordinary shareholders' meeting
held on March 15, 2001:
- Cash dividends                           -           -         -             -         -
Distribution approved by the
ordinary shareholders' meeting
held on June 3, 2002
- Legal reserve                            -           -         -             -         -
- Discretionary reserve                    -           -         -             -         -
Net (loss)/ income for the period          -           -         -             -         -
--------------------------------- ----------- ----------- --------- ------------- ----------

Balances as of 9.30.02               292,087     355,441    46,976             -   694,504
================================= =========== =========== ========= ============= ==========

=================================================================================================================================
                                                      Retained earnings (Note 14)
                                      -----------------------------------------------------------------
                                                Reserved profits               Total    Unappropriated    Total         Total
                                      --------------------------------------               retained   shareholders'  shareholders'
                                      Legal    Discretionary      Other                    earnings   equity as of   equity as of
                                     Reserve      reserve        reserves                                9.30.02       9.30.01
        Item                                                        (*)
------------------------------------ --------  --------------   ------------ ----------- ------------- ------------  -------------

Historical balances at
beginning of year                      1,974        28,994          -        30,968          32,358      376,603       353,163

Adjustments to historical
balances at beginning of year          2,402        35,283          -        37,685          39,376      458,288       429,766

Historical balances at                 4,376        64,277          -        68,653          71,734      834,891       782,929
beginning of year, adjusted

Distribution approved by the
ordinary shareholders' meeting
held on March 15, 2001:
- Cash dividends                           -             -          -             -               -            -       (19,199)
Distribution approved by the
ordinary shareholders' meeting
held on June 3, 2002
- Legal reserve                        3,558             -                    3,558           (3,558)           -             -
- Discretionary reserve                    -        68,167                   68,167          (68,167)           -             -
Net (loss)/income for the period           -             -          -             -         (290,184)    (290,184)       78,746
                                    ---------    ----------     ---------  ----------    ------------  -----------    ---------
Balances as of 9.30.02                 7,934       132,444          -       140,378         (290,175)     544,707       842,476
                                    =========    ==========     =========  ==========    ============  ===========    =========

The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.


-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------------------Statement of Cash Flows-----------------------------
------------For the period of nine months commenced January 1, 2002------------- -------------------------and ended September 30, 2002.--------------------------
--------In comparative format with the same period of the previous year--------- ------------------(figures stated in thousands of US dollars)-------------------
------------------------------------(Note 2)------------------------------------

==================================================================================================================================
                                                                                          9.30.02             9.30.01
----------------------------------------------------------------------------------------------------------------------------------
CHANGES IN CASH

Cash at beginning of year                                                                         96                65
Increase /(decrease) in cash                                                                     233              (51)
                                                                                  -------------------------------------
Cash at end of period                                                                            329                14
                                                                                  =====================================
REASONS FOR CHANGES IN CASH
Less:                                                                                        (1,701)           (1,446)
Ordinary expenses paid
Plus:
Other ordinary income collected                                                               1,496             1,966
                                                                                  -------------------------------------
Cash (used in) / provided by  ordinary operations                                             (205)               520
                                                                                  -------------------------------------
Decrease in short-term investments                                                            44,482                 -
Other sources of cash                                                                            931            33,067
                                                                                  -------------------------------------
Total sources of cash                                                                         45,413            33,067
                                                                                  -------------------------------------
Increase in short-term receivables                                                             (474)                 -
Increase in long-term investments                                                              (742)          (13,920)
Increase in fixed assets                                                                         (5)              (69)
Decrease in short-term debts                                                                    (62)             (359)
Dividends paid                                                                                     -          (19,199)
Other uses of cash                                                                          (43,692)              (91)
                                                                                  -------------------------------------
Total uses of cash                                                                          (44,975)          (33,638)
                                                                                  -------------------------------------
Increase / (decrease) in cash                                                                    233              (51)
=======================================================================================================================

The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.


-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------

--------------------------------------------------------------------------------
NOTE 1:   ARGENTINE ECONOMIC SITUATION------------------------------------------
          ----------------------------------------------------------------------
          Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, a financial system in crisis, country risk indicators far above normal average and an economic recession that has alreathe amount ody lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and a large
          rise        in        the        level        of         unemployment.
          ---------------------------------------------------------------------
          Furthermore, the Government's ability to comply with its commitments has been impaired, as has access to bank financing.------------------------------------------------------------
          ----------------------------------------------------------------------
          As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, the Government declared default on the external debt.--------------------------------------------------------
          ----------------------------------------------------------------------
          On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25561 (Law on public emergency and exchange system reform) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. On February 3, 2002, the Government announced new economic measures through Decree 214 (Restructuring of the financial system) dated February 3, 2002, complemented by Decree 410 dated March 1, 2002, Decree 260 (Exchange Regime) dated February 8, 2002 and Decree 905/02 dated May 31, 2002, substantially modifying some of the measures implemented by the Public Emergency Law. These decrees are being complemented by other regulations being issued by the various control agencies, some of which may be pending at the date on which these financial statements were prepared. In addition, on April 24, 2002 the Government signed an agreement with provincial governors, which, together with other changes to the National Administration, will lay down the basis for further measures that have yet to be issued or fully implemented.----------------------------------------------------------
          ----------------------------------------------------------------------
          Listed below are some of the measures adopted by the Government that are in force at the date of filing these financial statements and have been affecting the economic and financial situation of the Company and/or its controlled entities:---------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 1:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          Exchange system-------------------------------------------------------

          On February 8, 2002 the Government establishing a single free exchange market system, through which all transactions involving the exchange of currency are to be traded and which is regulated and controlled by the Argentine Central Bank. At present certain transfers abroad of a financial nature require the prior approval of the Central Bank and certain requirements must be met for the settlement and collection of foreign currency arising from exports. Effective September 3, 2002, certain payments related to the servicing of principal and interest of obligations with foreign entities have been excluded from the requirement for prior approval of the Argentine Central Bank, provided that those obligations are debts refinanced for average terms of not less than four years.-------------------------------------------------
          ----------------------------------------------------------------------
          Loans from the non-financial private sector and assets under financial leases----------------------------------------------------------------
          a) Pursuant to the above mentioned Decree N(0) 214, as from February 3, 2002, all debts denominated in US dollars or any other currency with the financial system, except as mentioned in subsection b) below, whatever their amount and nature, will be converted into pesos at the exchange rate of $ 1 per U$S 1 or its equivalent in other currency. Furthermore, as from February 3, 2002 a reference stabilization index
          (CER) and a maximum  interest  rate to be  determined by the Argentine
          Central       Bank      will      be       applied       to      these
          debts.----------------------------------------------------------------
          Subsequently, Decrees 762/02 and 1242/02 excluded from the application of the CER those loans secured by mortgages on the only family dwelling of debtors, regardless of their amounts, consumer loans for up to twelve thousand pesos and pledge consumer loans for up to thirty thousand pesos. Those loans will be adjusted as from October 1, 2002 by applying an adjustment salary variation index (CVS), maintaining
          the          conditions           prevailing          at          that
          date.-----------------------------------------------------------------
          Law 25642 of September 11, 2002 postponed until September 30, 2002 the application of the CER to all obligations to give sums of money of less than four hundred thousand pesos. In the case of debtors of financial institutions, this amount will be considered on the basis of
          indebtedness        in        financial        system       as       a
          whole.----------------------------------------------------------------
          In addition, at the date of these financial statements, the National Congress had passed a bill, which has not yet been promulgated. This bill introduces modifications to the application of the CER and CVS adjustment indexes, as follows: --------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 1:   (Continued)-----------------------------------------------------------
--------------------------------------------------------------------------------

          Mortgage loans for family dwellings for up to two hundred and fifty thousand pesos (US$ 67) will be adjusted as from October 1, 2002, while those loans exceeding this amount will be adjusted applying the CER. Loans of whatever nature which do not meet the conditions
          mentioned        above        will        be        adjusted        as
          follows:--------------------------------------------------------------
          Loans  for up to one  hundred  thousand  pesos  (US$  27)  will not be
          adjusted               until               September               30,
          2002.-----------------------------------------------------------------
          Loans between one hundred thousand pesos (US$ 27) and four hundred thousand pesos (US$ 107): the adjustment will be capitalized from February to September 30, 2002 and the payment term will be extended.-------------------------------------------------------------
          Loans in excess of four hundred thousand pesos (US$ 107) in the financial system as a whole: CER will be applied as from August 2002.
          ----------------------------------------------------------------------
          The difference between the adjusted amounts collected under applicable regulations prior to the passing of the mentioned bill and the amounts resulting from the adjustment established by that bill is to be
          reimbursed       to        customers.---------------------------------
          ----------------------------------------------------------------------
          b) As established by Decree 410 issued by the Argentine Government, loans related to foreign trade transactions granted by financial institutions, credit card balances for consumption made outside Argentina and contracts governed by foreign law are not included in the conversion into pesos at the rate of $ 1 per U$S 1 established by
          Section        1        of        the         mentioned         Decree
          214.------------------------------------------------------------------
          As a result of the measures adopted by the Argentine Government and the crisis affecting Argentina, Banco de Galicia y Buenos Aires has started a restructuring of its commercial loan portfolio according to the new repayment potential of customers which, at the date of these
          financial       statements,       was      still       under      way.
          ---------------------------------------------------------------------
          Loans       and        obligations        of       the       financial
          sector----------------------------------------------------------------
          ----------------------------------------------------------------------
          As established by Decree 410, interbank loans in foreign currency in force at February 3, 2002 will be converted into pesos at a rate of $
          1.40 per U$S 1 or its equivalent in other currencies, or at the single and free market exchange rate, as determined by the Argentine Central Bank according to the type of operations.-----------------------------
          ----------------------------------------------------------------------
          Deferral of the deduction of the exchange difference for income tax purposes-------------------------------------------------------------
          Exchange losses caused by devaluation on foreign currency assets and liabilities existing at the date of enactment of the public emergency Law (January 6, 2002) shall only be deductible from income tax in the proportion

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 1:   (Continued)-----------------------------------------------------------
--------------------------------------------------------------------------------

          of 20% per annum in each of the first five fiscal  years  ending after
          the            effective             date            of            the
          law.------------------------------------------------------------------
          ----------------------------------------------------------------------
          Deposits and obligations with the public and private sectors---------------------------------------------------------------
          Under the terms of Decree 214, as from February 3, 2002 deposits and obligations in U.S. dollars or other foreign currencies in financial institutions were converted into pesos at the exchange rate of $ 1.40 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and time deposits in pesos or dollars, which will be returned to their owners in installments and the amounts and due dates will depend on the balances recorded. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these rescheduled deposits. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the I.N.D.E.C.------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          Pursuant to Decree 905/02, depositors were allowed to opt to receive National Government Bonds in pesos accruing interest at a 2% rate and falling due in 2007 in substitution for their deposits, or National Government Bonds in US dollars, accruing interest at Libor and falling due in 2012, if deposits were originally made in foreign currency,
          regardless                           of                          their
          amounts.--------------------------------------------------------------
          Under the conditions of Section 4 of Decree 905/02, depositors were allowed to opt to receive in exchange for their receivables National Government Bonds in US dollars, accruing interest at Libor and falling due in 2005.--------------------------------------------------------
          Furthermore, Decree 905/02 established that financial institutions must register rescheduled deposits for which no option has been exercised in a "Notarial Record of Rescheduled Deposits" to be kept by Caja de Valores S.A. The rescheduled deposits included in that Record (CEDROS) will be negotiable securities to that effect, listed on stock exchanges and may be negotiated on self-regulating markets in Argentina.------------------------------------------------------------
          Owners of those deposits may apply them to the subscription of new share issuances and/or listed negotiable obligations and to the repayment of loans at the financial institutions where those funds are deposited.------------------------------------------------------------
          On September 16, 2002, Decree 1836/02 established a second exchange of deposits with the financial system, by which all owners of rescheduled deposits, whether they have exercised the mentioned option or not, may opt to exchange those deposits for National Government Bonds in US dollars due 2013 until March 12, 2003, as established by Resolution 743/2002 and

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 1:   (Continued)-----------------------------------------------------------
--------------------------------------------------------------------------------
          Communique "A" 3833 of the Argentine Central Bank. This option may be exercised together with a put option to be delivered by the depository entity as collateral for the payment of the original coupon adjusted by applying the CER, or to transform the rescheduled balance into Time Deposit Bills in pesos, with a guarantee to be provided by the National State consisting in contributing the difference between the value of each installment in pesos adjusted by applying the CER and the free US dollar exchange rate at the payment date.-----------------------------------------------------------------
          Financial institutions may also offer National Government Bonds in US dollars accruing interest at Libor and falling due in 2006 to depositors who have brought legal actions that are pending resolution.-----------------------------------------------------------
          ----------------------------------------------------------------------
          Financial  institutions  bound to  depositors  that opt to deliver the mentioned  government  securities  must transfer to the National State
          sufficient           assets           to           pay           those
          securities.-----------------------------------------------------------
          Decree 1836/02 also provides that "in view of the increase determined in deposits with the financial system and given the special situation of small savers, owners of rescheduled deposits for amounts of up to pesos seven thousand (US$ 2) will be able to collect that amount in cash", each financial institution being entitled to increase that limit to ten thousand pesos (US$3). Banco de Galicia y Buenos Aires S.A. offered the latter possibility to its customers.------------------------------------------------------------
          On November 22, 2002, through Resolution 668/2002, restrictions on withdrawals of funds from demand accounts as determined in the annex to Resolution 6/2002 were eliminated, those accounts having been added to the free account system established by Section 26 of Decree 905/02. There is also a possibility of subscribing National Government
          Securities       in      US      dollars       due      2013      with
          CEDROS.---------------------------------------------------------------
          At the date these financial statements were prepared, the amount of rescheduled deposits (CEDROS) was US$ 203,296, while the amount of rescheduled deposits exchanged for National government Bonds was US$ 202,882 at that date, without interest and/or adjustments from application of CER.--------------------------------------------------
          ----------------------------------------------------------------------
          b) Decree 410 provides that deposits made by foreign banks or financial institutions with domestic financial institutions will not be converted into pesos at the $1=US$1 exchange rate, as established by Section 1 of Decree 214, provided they are transformed into lines of credit that are effectively maintained and used for at least four years, in conformity with Argentine Central Bank regulations. Nor will the conversion into pesos include those obligations of the public and private sectors to give sums of money in foreign currency which are governed by foreign laws.---------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 1:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          Public debt-----------------------------------------------------------
          Decree 471 dated March 8, 2002 established that the obligations of the National, Provincial and Municipal Public Sectors outstanding as of February 3, 2002 denominated in US dollars or any other currency, governed only by the Argentine law, were converted at an exchange rate of $1.40 per US dollar or its equivalent in other foreign currency and adjusted applying a reference stabilization index
          (CER).----------------------------------------------------------------
          In addition, the obligations of the National Public Sector converted into pesos as explained earlier will accrue interest at an annual 2% rate as from February 3, 2002, while the obligations of the Provincial and Municipal Public Sectors will accrue interest at an annual 4% rate as from that date.----------------------------------------------------
          ----------------------------------------------------------------------
          Other  assets  and  liabilities---------------------------------------
          ----------------------------------------------------------------------
          As established by Decree 410 and complementary rules, futures and option contracts, including those recorded in self-regulating markets and the accounts exclusively earmarked for the operations of those markets will not be converted into pesos at the $ 1 = US$ 1 exchange rate as established by Section 1 of Decree 214, except for those governed by Argentine legislation agreed before January 5, 2002, where at least one of the parties must be a financial institution and are settled as from June 12, 2002, which will be converted into pesos at $1.40 per US dollar.--------------------------------------------------
          Decree 410 also established that:-------------------------------------
          a) Fiscal credit certificates issued in US dollars or any other foreign currency within the framework of Decrees 979/01, 1005/01 and 1226/01 and in force at February 3, 2002, will be converted into pesos at the exchange rate of $ 1.40 per US$ 1 or its equivalent in any other foreign currency.-----------------------------------------------
          b) The balances of the financial institution accounts in US dollars or any other currencies at the close of operations at February 1, 2002, which may be computed to comply with liquidity reserve requirements, except for legal tender currency available and the amount equivalent to the balances of accounts earmarked exclusively to the operations on self-regulating futures and options markets, will be converted into pesos at the exchange rate of $ 1.40 per US$ 1.-----------------------
          The same  treatment  will be accorded to the  amounts  contributed  by financial institutions to the Bank Liquidity Fund established by Decree 32/01 and to the debts institutions have with that Fund.-------
          ----------------------------------------------------------------------
          Reorganization and bankruptcy proceedings-----------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 1:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          On  January  30,  2002,  Law 25563 on  reorganization  and  bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003. Below is a detail of some of the measures adopted:--------------------------------------------------------------
          a) Suspension for one hundred and eighty days as from the effective date of that Law, of all mortgage, pledge and other foreclosures of whatever origin ordered in reorganization proceedings, whether they be made extrajudicially or in execution of judgment (Section 9 of Law 25563).---------------------------------------------------------------
          b) Suspension for one hundred and eighty days of the expedition of petitions in bankruptcy filed, without prejudice to the possibility of applying the measures envisaged in Section 85 of Law 24522 (Section 11 of Law 25563).--------------------------------------------------------
          c) Access to credit by insolvent individuals and/or legal entities, for which the Argentine Central Bank will proceed to regulate the elimination of all restrictions which otherwise hinder such access to credit or make it more expensive, and implement a rediscount line intended for those financial institutions that provide credit assistance to insolvent companies that are in the stage envisaged in
          Section 43 of Law 24522 (Section 12 of Law 25563).---------------------------------------------------------------
          d) Financial institutions governed by Law 21526 (Financial Institutions Law) and supplementary rules may proceed within a term of 90 days to the rescheduling of their receivables from debtors of the financial system existing as of November 30, 2001 through an agreement to be reached with each of them (Section 15 of Law 25563).------------
          e) Suspension for one hundred and eighty days of the precautionary measures awarded and prohibition for the same term of new precautionary measures requested on those assets that are essential for the continuity of activities related to debtors' normal course of business. All extraordinary acts of disposition of property on the part of debtors will be null and void during the suspension period envisaged in this Section, unless there is an express agreement by creditors (Section 16 of Law 25563).----------------------------------
          On May 15, 2002, Law 25589 was enacted, which amended Laws 24522 and 25563. This Law introduced the following amendments:------------------
          a) Section 9 of Law 25563 has been repealed.--------------------------
          b) Section 11 of Law 25563 has been repealed.-------------------------
          c) Section 15 of Law 25563 has been repealed.-------------------------
          d) Section 16 of Law 25563 has been amended. In this connection, auctions of property that is the only dwelling of debtors or of assets used by them in the production and sale of goods or providing of services, decreed in executory proceedings, extrajudicially or in execution of judgment, shall be suspended for one hundred and eighty calendar days, counted as from the effective date of this Law. This Law shall not apply to court-ordered alimony payments, receivables derived from the responsibility for the commission of crimes, those arising in labor lawsuits, as a result of third party liability and

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 1:   (Continued)-----------------------------------------------------------
--------------------------------------------------------------------------------
          from insurance companies that have underwritten third party civil liability policies, receivables arising after the effective date of this Law and the liquidation of assets under bankruptcy proceedings. The application of restitutional remedies that lead to the dispossession of assets earmarked for the activity of commercial, manufacture or other establishments, which are required for their
          functioning                shall                also                be
          suspended.------------------------------------------------------------
          e) It is established that this Law will have legal effects on the date of its publication and applies to pending reorganization proceedings.- Suspension of the application of Section 94, subsection 5 and Section 206 of Law 19550 on Corporations--------------------------------------
          Decree 1269/02 has suspended until December 10, 2003 the application of Section 94, subsection 5 of Law 19550 which establishes that a company must be dissolved due to the loss of its corporate capital.
          Section 206, which establishes the mandatory capital reduction when losses exceed reserves and 50% of the capital has been suspended until that date-------------------------------------------------------------
          Legal actions requesting protection of constitutional guarantees------ As a result of the measures adopted by the Government, a significant number of complaints have been filed against the National State and/or institutions comprised in the financial system by individuals and legal entities, as they understand that those measures are in breach of constitutional and other rights. At the date of issue of these financial statements the final outcome of those complaints was still unknown. As of November 30, 2002, the court orders received by Banco de Galicia y Buenos Aires S.A. decreeing the reimbursement of deposits in their original currency or at the free exchange rate amounted to US$ 3,317 and US$ 404,321 In compliance with court orders requiring the reimbursement of deposits under penalty of search and/or seizure and/or crimes involving illegal retention of deposits and/or contempt, Banco de Galicia y Buenos Aires S.A. paid the amounts of US$ 142,965 and US$ 68,299 in respect of reimbursement of deposits in pesos and foreign currency.-----------------------------------------------------
          The method of proceeding in those lawsuits and the admission and execution of provisional remedies that decree, for any reason or title, the material delivery of the pledged assets to the petitioner have been regulated by the above mentioned Decree 214, as amended by Decree 320/02, in turn amended and complemented by the Public Emergency and Exchange System Reform Law 25587 and Decree 676/02 (both of them published in the Official Gazette on April 26, 2002), which are applicable to all pending lawsuits and precautionary measures pending execution, whatever the date of the related court order may be, issued in judicial proceedings of whatever nature in relation to credits, debts, obligations, deposits or rescheduling of

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 1:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          financial debts which may be deemed to be affected by the regulations of Law 25561 and regulatory and complementary rules.---------------------------------------------------------------
          ---------------------------------------------------------------------
          On July 23, 2002, Decree 1316/02 suspended for one hundred and twenty working days, compliance with and execution of all precautionary measures and final judgments issued in the legal actions referred to by Section 1 of Law 25587, except for those cases where life, health or physical integrity of individuals are at risk, or if the claimant were to be an individual of 75 years old or more. In the latter cases, requests for the execution of precautionary measures or judgments that estimate the amount of the claim must be submitted to the Argentine Central Bank. It should be noted that this Decree has been declared unconstitutional by most courts, so the application of penalties of search and/or seizure to seek payment of deposits has not been completely suspended.-------------------------------------------------
          Lastly, on September 16, 2002 Decree 1836/02 was issued, Section 17 of which provides that financial institutions may offer the total or partial reimbursement of deposits with "National Government bonds in US dollars accruing interest at Libor and due 2006" in lieu of payment to the holders of rescheduled deposits covered by Section 4 of Decree 905/02, who have brought legal actions questioning the current legislation applicable to deposits with the financial system, that are pending resolution at the effective date of this Decree and for which precautionary measures are ordered. The issue terms and conditions of the above-mentioned bonds are detailed in Section 12 of Decree 905/02, except for the issue and due dates, which will be October 30, 2002 and January 30, 2006, respectively.---------- Depositors who have brought
          legal       actions       may      opt      to      accept       those
          bonds.----------------------------------------------------------------
          ----------------------------------------------------------------------
          The difference of US$ 96,901 between the amount paid and the amount resulting from converting deposits at $1.40 per US dollar as of September 30, 2002 has been recorded in "Other receivables resulting from financial brokerage".-----------------------------------
          ----------------------------------------------------------------------
          Banco de Galicia y Buenos Aires S.A. has reserved its right to claim compensation for damages caused by the reimbursement of deposits in US dollars or their equivalent in pesos at the free exchange rate, decreed under precautionary measures or judgments issued by courts, and which have not been included by the National State in the
          calculation      of      the       compensation      to      Financial
          Institutions.---------------------------------------------------------
          Compensation        to       be       granted       to       financial
          institutions----------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 1:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          Decree No. 214/02 provides for the issue of a Bond payable with the funds of the National Treasury to cover the deficit in the financial system arising from the imbalance generated by the application of the measures mentioned above, that is, from the devaluation and the asymmetric conversion into pesos of assets and liabilities. In fact, in accordance with the provisions of Law 25561 and Decrees Nos. 214/02, 320/02, 410/02, 471/02, 704/02, 905/02, 992/02 and their amendments and complementary rules, and of Argentine Central Bank Communiques "A" 3467, 3507, 3561, 3648 and their amendments and complementary rules, a significant portion of foreign currency assets and liabilities that formed part of the net foreign currency position, were converted into pesos at different exchange rates.---------------- In June 2002, Decree 905/02 established the method of calculating the amount of the compensation to be received by financial institutions, which replaced Decree 494/02 that had previously established such method.---------------------------------------------------------------
          ----------------------------------------------------------------------
          Sections 28 and 29 of that Decree established the restoration of financial institutions' equity ratios at the time of the conversion
          into          pesos,          by           compensating           them
          for:------------------------------------------------------------------
          --------------------------------------------------------------------
          a) The losses arising from the conversion into pesos of a large portion of their obligations at the exchange rate of $1.40 per US dollar, which is higher than the exchange rate of $1 per US dollar applied for the conversion into pesos of certain receivables in foreign currency, by means of the delivery of a Compensating Bond, for which the issuance of National Government Bonds in pesos, due 2007, was established;------------------------------------------------------
          ----------------------------------------------------------------------
          b) The mismatching of their foreign currency positions after the mandatory conversion into pesos of a portion of their loan and deposit portfolios, by transforming the Compensating Bond originally issued in pesos into a bond in US dollars and, if necessary, through the subscription of a Coverage Bond in US dollars. To this end, the issuance of National Government Bonds in US dollars, accruing interest at Libor and falling due in 2012 has been established.---------------- Argentine Central Bank Communique "A" 3650 and complementary rules established the procedure that financial institutions were to carry out for calculating the Compensating and Coverage Bonds, the amounts of which must be calculated taking into account the foreign currency balances as of December 31, 2001, as shown in the statement of financial condition of the parent company and subsidiaries in Argentina audited at that date; however, insofar as concerns foreign branches and subsidiaries and subsidiaries engaged in supplementary activities, this compensation has been restricted to the negative effects of the mandatory conversion into------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 1:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          pesos of the credit assistance granted to the National State under Secured Loans. Therefore, the impact on the remaining foreign currency position subject to Argentine legislation, of the application of the mentioned economic measures has not been compensated so far.------------------------------------------------------------------
          ----------------------------------------------------------------------
          This method of determining the amount of the Compensating and Coverage Bonds, which does not contemplate certain assets and liabilities converted into pesos due to the application of Decree 214/02, corresponding to foreign branches and subsidiaries and controlled entities engaged in supplementary activities, is not only in disagreement with the objectives established by Decrees 214 and 905/02, and is therefore detrimental to Banco de Galicia y Buenos Aires S.A.'s assets, but is also an essentially arbitrary act in the light of the fact that identical economic acts are included or excluded from the compensation, depending on whether they were performed directly by Banco de Galicia y Buenos Aires S.A. or through a subsidiary, or whether the receivable originated abroad is of a public or private origin.---------------------------------------------
          Through a letter dated September 16, 2002 sent to the Ministry of Economy of the Nation and to the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. formally stated its claim against the procedure used, reiterating prior presentations, and left express evidence that "it will not accept or approve the validity of any system that may lead to losses of its assets, which are not fully compensated, or to the exclusion from the compensation of assets and liabilities corresponding to branches, subsidiaries and controlled entities engaged in supplementary activities that form part of the consolidated assets of Banco de Galicia y Buenos Aires S.A.". The Bank also reserved its right to appeal to a federal court for damages caused by those measures and by the facts or omissions that may be attributable to the National State which may affect the guarantees of
          inviolability       of       private       property       and      tax
          equality.-------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 1:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          The Argentine Central Bank Communiques mentioned above set July 29, 2002 as the deadline for complying with the reporting requirements, so that each institution could report the amount in bonds to which it was to become entitled. Banco de Galicia y Buenos Aires S.A. has complied with this requirement but, during September 2002, the Argentine Central Bank released Communique "A" 3716, which established changes in the method. This led to a new presentation being made on September 16, 2002. The amount determined in line with current regulations at that date was US$ 787,541 in respect of compensation and US$ 618,229, in respect of the coverage of the negative foreign currency position.-------------------------------------------------------------
          On October 28, 2002,  National Executive Branch Decree 2167/02 amended
          Section 29 of Decree 905/02, including in the calculation of the compensation the assets recorded at foreign branches and subsidiaries covered by Decree 214/02 and supplementary rules, but did not contemplate any modification regarding assets and liabilities recorded at controlled companies engaged in supplementary activities, which were also affected by the regulations of that decree and still continue to be excluded from such compensation. For this reason, the statements made in connection with these companies are still valid. Through Communiques "A" 3805 and "A" 3825, the Argentine Central Bank ruled the amendments established by Decree 2167/02, establishing a new reporting requirement, the deadline of which will be December 23, 2002.-----------------------------------------------------------------
          Variations in those amounts due to the application of Decree 2167/02 and the above-mentioned Communiques have been recognized in these financial statements, the total amount of bonds to be received being determined at approximately US$ 2,254,027. This amount, calculated by Banco de Galicia y Buenos Aires S.A., may be subject to changes arising from amendments to regulations or from presentations by customers under the terms of Communique "A" 3561 and supplementary rules. --------------------------------------------------------------
          As of September 30, 2002, Banco de Galicia y Buenos Aires S.A. recognized that amount according to the following detail:---------------------------------------------------------------
          The amount of US$ 676,344 for the compensation received was recorded in Government securities -in foreign currency- Holdings in investment accounts, and the amount receivable of US$ 1,599,411 in Other receivables resulting from financial brokerage - In foreign currency - Compensation to be received from the National Government.------------- The advance to be requested from the Argentine Central Bank for the subscription of the Coverage Bond, including the effect of Decree 2167/02, was recorded in Other liabilities resulting from financial brokerage - In pesos--------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 1:   (Continued)-----------------------------------------------------------
--------------------------------------------------------------------------------
          - Advances for the acquisition of National Government Bonds in US dollars, accruing interest at Libor and falling due in 2012, for US$ 461,249 --------------------------------------------------------------
          The compensation received to cover the positive difference between the Shareholders' Equity as of December 31, 2001 and that resulting from adjusting the net foreign currency position at that date converted into pesos at the exchange rate of $1.40 per US dollar, for US$ 393,827, stated in the period-end currency value, was reflected in the "Unrealized valuation difference arising from the compensation of the net foreign currency position" account, in the Shareholders' Equity of Banco de Galicia y Buenos Aires S.A., as provided for by Argentine Central Bank Communique "A" 3703. This criterion differs from professional accounting standards. Therefore, should the latter have been applied, the loss for the period reported by Banco de Galicia y Buenos Aires S.A. (before the absorption envisaged in Communique "A"
          3800) would have decreased by that amount. This effect was included in the Company's results for the period and in the consolidated income statement.------------------------------------------------------------
          The terms and conditions for financing the subscription of the National Government Bonds in US dollars accruing interest at Libor and falling due in 2012 have been stipulated in Section 29, subsection g) of Decree 905/02 and contemplate the delivery by financial institutions of assets as collateral for at least 100% of the advance received.-------------------------------------------------------------
          Valuation of balances in foreign currency - Capitalization of exchange differences-----------------------------------------------------------
          As established by the Argentine Federation of Professional Councils in Economic Sciences, Resolution 1/02 of the Professional Council in
          Economic Sciences of the Autonomous City of Buenos Aires, Resolution No. 392 of the National Securities Commission and Resolution 2/02 of the Superintendency of Corporations, the Company has given recognition to the effects of the devaluation as from January 1, 2002.------------ Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries The situation described above affected Banco de Galicia y Buenos Aires S.A. in the form of a lack of liquidity as a result of the drop in deposits that was so significant that it made it necessary for the bank to request financial assistance from the Argentine Central Bank.-
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 1:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          As of November 30, 2002, the amount of deposits with Banco de Galicia y Buenos Aires S.A. in Argentina was approximately US$ 1,142,392, whereas the assistance received from the Argentine Central Bank to cover temporary lack of liquidity amounted to US$ 1,426,801.------------------------------------------------------------
          ----------------------------------------------------------------------
          Within this context, on March 21, 2002, Banco de Galicia y Buenos Aires S.A. submitted to the Argentine Central Bank a regularization and rehabilitation plan called "Galicia Capitalization and Liquidity Plan" which mainly contemplates:----------------------------------
          a. the immediate restoring of its liquidity levels, the supply of the necessary resources to achieve a solid position which enables Banco de Galicia y Buenos Aires S.A. to reimburse a significant portion of its deposits; and b. a subsequent significant increase in its capitalization levels.
          This Plan also includes the negotiation with foreign creditors of the restructuring of the debt that Banco de Galicia y Buenos Aires S.A. carries with them and the orderly closing-down of the operating branches abroad.------------------------------------------------------
          ----------------------------------------------------------------------
          The strengthening of liquidity is achieved as follows:--------------------------------------------------------------
          ----------------------------------------------------------------------

          o   Securitization  (and/or sale) of its mortgage and commercial loan portfolio through trusts or assignment of credits for a total  amount of US$  106,952  , which  were  subscribed  by
              financial          institutions         during         April
              2002.-------------------------------------------------------------
          o   Loan from Seguros de Depositos S.A. (SE.DE.S.A.) for US
              dollars equivalent to US$ 53,476, converted at the exchange rate prevailing on the day prior to that of the
              disbursement, for a term of five years and at the 180-day
              LIBOR rate plus 300 basis points, which was subscribed on
              March 21, 2002.---------------------------------------------------
          o   Loan from Fondo Fiduciario de Assistencia a Entidades
              Financieras y de Seguros (F.F.A.E.F.y S.) (Trust Fund for
              the Assistance to Financial Institutions and Insurance
              Companies) for the amount in US dollars equivalent to US$
              26,738, converted at the exchange rate prevailing on the day prior to that of the disbursement, for a term of three years and at Libor plus 400 basis points, with a floor of 8.07%, which was subscribed on April 30, 2002.---------------------------
          In addition, the bank has refinanced a debt of US$ 153,476 with the Bank Liquidity Fund for three years, which was settled with the assistance provided by the Argentine Central Bank under the same
          conditions    as   those   of   the   original    debt   on   May   9,
          2002.-----------------------------------------------------------------
          As  regards  capitalization,   within  the  framework  of  the  global
          renegotiation  of its  foreign  debt,  the  addition  of basic  and/or
          complementary   capital  is  expected   to  take  place   through  the
          subscription by foreign creditor banks, in

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 1:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          exchange for their original debts, of ordinary shares or subordinated debt whether convertible or not into ordinary shares, at the option of the participating banks.----------------------------------------------
          Banco de Galicia y Buenos Aires S.A. has formally started negotiations with a committee that is composed of the most important creditors. This committee was recently created and is currently making progress in the negotiations for obtaining a debt restructuring.--------------- The plan for redefining the foreign branches includes the Restructuring Plan involving the New York Branch, submitted to the Office of the Comptroller of the U.S. Treasury ("OCC") on March 22, 2002, which contemplates the voluntary and orderly termination of the operations carried out by the Branch and its subsequent closing-down. This Restructuring Plan required the payment of smaller deposits by the Branch, the renegotiation of its obligations with third parties and the transfer of the renegotiated debts to the Head Office. As of March 31, 2002, the New York Branch had obligations with third parties for a total amount of approximately US$ 331,000. Most of that debt was restructured between that date and the middle of 2002.-----------------------------------------------------------------
          ----------------------------------------------------------------------
          At the date of these financial statements, the New York Branch had concluded the restructuring of all its obligations with third parties and is about to close its operations.---------------------------------
          ----------------------------------------------------------------------
          The restructuring of the New York Branch's debt consisted in rescheduling its commercial debt amounting to US$ 51,000 in the short term paying 20% of it in cash and transferring the remaining 80% to Banco de Galicia y Buenos Aires S.A., its Head Office in Argentina. At the date of these financial statements the total amount of that debt had been settled. Also, of the total financial debt of approximately US$ 237,000, of which US$ 200,000 had been instrumented as two bonds of US$ 100,000 each, US$ 125,500 were rescheduled at the Head Office for a term of 5 years, with a grace period of 2 years, US$ 68,900 were paid in cash and a debt reduction of US$ 42,600 was granted. Of total deposits of US$ 30,000, the Branch paid in cash deposits for lower amounts totaling US$ 12,500, and rescheduled US$ 17,000 at the Head Office. The rest of obligations and contingencies for letters of credit were transferred to the Head Office.
          ----------------------------------------------------------------------
          Furthermore, within the framework of this Plan, the representation offices at Sao Paolo (Brazil) and London (United Kingdom), as well as Galicia y Buenos Aires Securities (UK) Ltd., the company controlled by the Bank and organized in the United Kingdom, have been closed down.-----------------------------------------------------------------
          ----------------------------------------------------------------------
          The Plan also contemplates the corporate restructuring of Banco de Galicia y Buenos Aires S.A., with a significant reduction in administrative expenses, to adapt it to the lower levels of activity. After the close of the fiscal period----------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 1:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          and at the date of these financial statements, approximately US$ 29,803 were paid in respect of employee voluntary retirement.-----------------------------------------------------------
          ----------------------------------------------------------------------
          Furthermore, under the terms of Law No. 21526 on financial Institutions, the Bank has requested exemption from compliance with the pertinent technical ratios and the reduction of the charges or fines arising from any temporary non-compliance incurred until the plan is implemented.--------------------------------------------------
          The plan was  approved  by the  Board of  Directors  of the  Argentine
          Central Bank on May 3, 2002 through Resolution No. 281.------------------------------------------------------------------
          ----------------------------------------------------------------------
          The situation described above also affected Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd., entities controlled by Banco de Galicia y Buenos Aires S.A..-----------------------------------------
          On February 6, 2002, Banco Galicia Uruguay S.A. submitted a letter to the Central Bank of Uruguay in order to: (i) inform it of its temporary lack of liquidity, which prevented it from continuing to face the withdrawal of deposits; (ii) request financial assistance from that entity to be able to preserve its ability to reimburse all deposits in an orderly manner and face the withdrawal of funds generated by the developments that took place in Argentina, and (iii) request the authorization of that entity to temporarily suspend its operations.-----------------------------------------------------------
          On February 13, 2002 the Central Bank of Uruguay resolved to preventively intervene in Banco Galicia Uruguay S.A. and temporarily suspend all its activities for a term of 90 days, which was subsequently extended until February 28, 2003.------------------------ On June 10, 2002, Banco de Galicia Uruguay S.A. submitted to the Central Bank of Uruguay a proposal for the restructuring of its debt in respect of deposits. The proposal consists in an initial cash payment in US dollars equivalent to 3% of the amounts receivable by each depositor, and for the remaining amount, in a time deposit or negotiable obligations issued by Banco de Galicia Uruguay S.A., at the customers' option, all of them falling due in September 2011, to be amortized in nine annual and consecutive installments, the first two installments for 15% of the balance, and the following ones, for 10%, at a fixed interest rate of 2% per annum.-----------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 1:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------

          On June 20, 2002, a letter was presented before the Central Bank of Uruguay offering a pledge on Banco de Galicia Uruguay S.A.'s
          commercial       receivables      as      collateral      for      the
          proposal.-------------------------------------------------------------
          On July 18, 2002, the Central Bank of Uruguay informed Banco de Galicia Uruguay S.A. that it would not object to any proposal the latter could make to its depositors provided at least a 75% adherence is obtained. This percentage represents the majority legally required to achieve an out-of-court reorganization plan, pursuant to Uruguayan legislation (Section 29 and subsequent sections of Law 2230 of June 2,
          1893).----------------------------------------------------------------
          ----------------------------------------------------------------------
          Acceptance by depositors represented deposits for US$ 930,000, out of a total amount of US$ 1,176,000, corresponding to the holders of 7.067 accounts over a total of 12,271 accounts. This is equivalent to 79% of total deposits, which shows the confidence customers have in the bank. On December 23, 2002, the Court of Montevideo hearing the case, approved the reorganization plan requested by Banco de Galicia Uruguay S.A..-----------------------------------------------------------------
          The situation of Banco de Galicia Uruguay S.A. affected its subsidiary, Banco de Galicia (Cayman) Limited and, consequently, on July 19, 2002 the authorities in the Cayman Islands appointed a provisional liquidator at the request of Banco de Galicia (Cayman) Limited, in order to reach a voluntary restructuring agreement between that entity and its creditors, adopting the corresponding measures to preserve that company's assets. The restructuring of the liabilities of Banco de Galicia (Cayman) Limited is currently under way. The proposal to be made to creditors is to be submitted to the competent
          authorities        in        due        course.-----------------------
          ----------------------------------------------------------------------
          The developments described in the section entitled "Compensation to be granted to financial institutions" proved financially detrimental to Banco de Galicia Uruguay S.A., due to the devaluation of the Argentine currency and the mandatory conversion into pesos, at different exchange rates, of a portion of its receivables in foreign currency subject to Argentine legislation.-------------------------------------
          ----------------------------------------------------------------------
          Such losses have been generated by the fact that, as mentioned earlier, Decree 905/02 excluded from the calculation of the Compensating and Coverage Bonds the assets converted into pesos owned by companies engaged in supplementary activities and controlled by Banco de Galicia y Buenos Aires S.A., and by foreign branches and subsidiaries. In other words, the objective envisaged in Section 7 of Decree No. 214/02, which consists in "establishing the issuance of a Bond to cover the imbalance in the financial system", has only been partially met in the case of Banco de---------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 1:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          Galicia y Buenos Aires S.A. under that decree. Subsequently, Decree 2167/02 and Argentine Central Bank Communique "A" 3805 corrected that omission by complementing the calculation of the compensation including in it the assets recorded at foreign branches or subsidiaries subject to Decree 214/02 (see section entitled
          "Compensation       to       be       granted       to       financial
          institutions").-------------------------------------------------------
          ----------------------------------------------------------------------
          Within this context, Banco de Galicia y Buenos Aires S.A. agreed with Banco Galicia Uruguay S.A. to perform the necessary acts to provide the latter company, where applicable and subject to the prior authorization of the Argentine Central Bank, with the necessary funds for it to be able to reimburse all rescheduled deposits.--------------
          ----------------------------------------------------------------------
          Subsequently, the two financial institutions complemented that agreement through another agreement which explained that the legal effects, whether direct or indirect, of the declarations and covenants contained in the agreement, and the fulfillment of the commitments undertaken are subject to the normalization of the economic and financial situation of Banco de Galicia y Buenos Aires S.A. and to the repayment of the financial assistance granted to it by the Argentine Central Bank. These circumstances are mentioned in point 52 of Resolution No. 281 issued by that body. Furthermore, as a result of the intervention of the Central Bank of Uruguay in Banco Galicia Uruguay S.A., it is not possible to obtain financial statements prepared in accordance with Argentine accounting standards. In view of this, and in compliance with the Galicia Capitalization and Liquidity Plan, Banco de Galicia y Buenos S.A. has decided to record a provision to fully cover the value of its investments in Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited in the amounts recorded as of December 31, 2001. Furthermore, if the circumstances described still persist, the valuation of those investments under the equity method of accounting and the consolidation of the financial statements of the two subsidiaries with those of Banco de Galicia y Buenos Aires S.A. should be discontinued.------------------------------------------
          ----------------------------------------------------------------------
          According to the estimates made by Banco de Galicia y Buenos Aires S.A. on the basis of documentation and unaudited information held by it, a provision of US$ 248,947 has been recorded in Provisions - Other contingencies, under liabilities, which is equivalent to the negative consolidated equity of the two subsidiaries estimated as of September 30, 2002.-------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-----------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 1:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------

          Should the two companies have been included in the consolidated financial statements of Grupo Financiero Galicia S.A., the main consolidated statement of financial condition figures would have been approximately as follows:-------------------------------------------

               ASSETS                                      US$          LIABILITIES                   US$
               Cash and due from banks                       125,994    Deposits                      2,129,350
               Government and corporate securities                      Other liabilities  resulting
                                                           1,165,405    from financial brokerage      4,065,807
               Loans                                       3,050,476    Other liabilities               207,287
               Other receivables resulting from                         Shareholders' equity            544,707
               financial brokerage                         2,171,502
               Other assets                                  433,774
          ---------------------------------------------------------------------------------------------------------

          Claims due to exchange differences arising from the repayment of financial assistance during the exchange holidays that took place in January 2002 During December 2001, Banco de Galicia y Buenos Aires S.A. received assistance in pesos from the Argentine Central Bank to cover temporary lack of liquidity. This assistance was repaid applying resources in US dollars granted by the Bank Liquidity Fund (BLF) on January 2 and 4, 2002.----------------------------------------------
          At the date those funds were credited, the Argentine Central Bank had declared exchange holidays.-------------------------------------------
          Before the markets were reopened, Law 25561 was enacted on January 6, 2002, which repealed the convertibility system and fixed the new exchange rate of $1.40 per US dollar.---------------------------------
          As a result of the mentioned norms, during the exchange holidays the Bank was unable to perform exchange operations.----------------------- Accordingly, the funds in US dollars credited by the BLF on January 2 and 4, 2002 had to remain in US dollars until the markets were reopened.-------------------------------------------------------------
          At the date markets were reopened, in view of the terms and conditions of the norms in force, the US dollar was sold at $1.40.--------------- For this reason, when the Argentine Central Bank allocated US$ 410,000 for Banco de Galicia y Buenos Aires to repay the financial assistance provided to it, should have allocated US$ 410,000 at $1.40, that is, the amount of $ 574,000.----------------------------------------------
          This has affected the guarantees of inviolability of private property and equality under the law. ------------------------------------------
          In view of the above, the return of the difference of US$ 43,850 to Banco de Galicia y Buenos Aires or the restoration of its equity for an equivalent amount should be considered.----------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-----------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 1:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          In view of the situation described, Banco de Galicia y Buenos Aires S.A. ratified its intention to continue with the business of its Uruguayan subsidiary and comply with the commitments previously undertaken, subject to the authorizations which may be required.-------------------------------------------------------------
          ----------------------------------------------------------- The impact generated by all these measures adopted to date by the Government on the financial statements of Grupo Financiero Galicia S.A. and its controlled entities as of September 30, 2002 was recognized according to evaluations and estimates made at the date of preparing them. Future actual results might differ from those evaluations and estimates and those differences could be significant. Therefore, the financial statements of Grupo Financiero Galicia S.A. may not report all the adjustments that could result from these adverse conditions or from any future amendments that could be made to legal and regulatory norms in force. Furthermore, at this time it is not possible to foresee the effect of future development of the country's economy or its consequences on the economic and financial position of Grupo
          Financiero       Galicia      S.A.       and      its       controlled
          entities.------------------------------------------------   Thus,  any
          decision that must be made on the basis of these financial statements must take into account the future development of these measures and the financial statements must be considered in the light of these uncertain circumstances.--------------------------

NOTE 2:   FINANCIAL STATEMENT PRESENTATION BASIS--------------------------------
          ----------------------------------------------------------------------
          In compliance with the provisions of General Resolution No. 368/2001 of the National Securities Commission, these financial statements are presented in line with the disclosure and valuation standards contained in Technical Pronouncements Nos. 5, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils in Economic Sciences.---------------------------------
          ----------------------------------------------------------------------
          In line with professional accounting standards and the requirements of the control bodies, these financial statements have been prepared without recognizing the changes in the purchasing power of the currency until December 31, 2001. In line with Resolution 3/02 of the C.P.C.E.C.A.B.A. and Resolution 415/02 of the National Securities Commission, recognition of the effects of inflation has been resumed in these financial statements since January 1, 2002.-----------------------------------------------------------------

-----------------------Grupo Financiero Galicia S.A.----------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 2:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          To this end, the restatement method established by Technical Pronouncement No. 6 of the FACPCE has been followed, restating the non-monetary items by applying the general level domestic wholesale price index (WPI) published by the National Institute of Statistics and Census (INDEC), considering that the accounting measurements originated prior to December 31, 2001 are stated in the currency value as of that date.------------------------------------------------------
          ----------------------------------------------------------------------
          It should be noted that for comparative purposes, the balances as of September 30, 2001 have been stated in constant monetary units as of September 30, 2002.---------------------------------------------------
          These financial statements, together with notes and schedules are presented in pesos, and are in compliance with the provisions of Resolutions Nos. 8/95 and 11/02 of the Superintendency of Corporations.---------------------------------------------------------
          The principal accounting policies used for preparing the financial statements are described below.---------------------------------------
          ----------------------------------------------------------------------
          a.   Assets and Liabilities in local currency-------------------------
          ----------------------------------------------------------------------
               Monetary assets and liabilities which include, where applicable, the interest accrued up to the closing date, are stated at period end currency value, so they do not require any adjustment whatsoever.------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
          b.   Foreign currency Assets and Liabilities (US dollars)-------------
          ---------------------------------------------------------------------
               Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina buying and selling rates of exchange, respectively, in force at the close of operations on the last working day of each period. Interest receivable or payable has been accrued, where applicable.----------------------
               -----------------------------------------------------------------
          c.   Investments------------------------------------------------------
               c.1. Current-----------------------------------------------------
               -----------------------------------------------------------------
                    Time and special current  account  deposits have been valued at their face value, plus interest accrued at end of period.
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-----------------------Grupo Financiero Galicia S.A.----------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 2:   (Continued)-----------------------------------------------------------
               -----------------------------------------------------------------
               c.2. Non-current-------------------------------------------------
                    ------------------------------------------------------------
                    Time deposits and special current account deposits have been valued at their face value, plus interest accrued as of end of period.--------------------------------------------------
                    ------------------------------------------------------------
                    The equity interests in Banco de Galicia y Buenos Aires S.A. and Net Investment S.A. have been accounted for under the equity method as of September 30, 2002.---------------------
                    ------------------------------------------------------------
                    The equity interests in Sudamericana Holding S.A. and Galicia Warrants S.A. have been accounted for under the equity method, on the basis of June 30, 2002 and July 31, 2002 financial statements, respectively, and considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with the guidelines of Technical Pronouncement No. 5 of the F.A.C.P.C.E..-----------------------------------------------
               -----------------------------------------------------------------
               d.   Fixed assets and investments in assets of a similar nature
                    -----------------------------------------------------------
                    Fixed assets have been valued at their acquisition cost, restated in constant monetary units as from January 1, 2002, net of the corresponding accumulated depreciation.----------
                    ------------------------------------------------------------
                    Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.--------------------
                    ------------------------------------------------------------
                    The index-adjusted net book values of the assets, taken as a whole, do not exceed their estimated recoverable value.-----
                    ------------------------------------------------------------
                    ------------------------------------------------------------

-----------------------Grupo Financiero Galicia S.A.----------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 2:   (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
               e.   Intangible assets-------------------------------------------
                    ------------------------------------------------------------
                    Intangible assets have been valued at their acquisition cost, restated in constant monetary units as of January 1, 2002, net of the corresponding accumulated amortization, calculated based on their estimated useful life.------------ Amortization charges are calculated on a straight-line basis in equal monthly installments over 60 months.---------------
                    ------------------------------------------------------------
               f.   Shareholders' Equity----------------------------------------
                    ------------------------------------------------------------
                    f.1. Activity in the shareholders'  equity accounts has been restated following the guidelines detailed in the third paragraph of this Note.--------------------------------
                         The "Subscribed and paid-up capital" account has been stated at its face value and at the value of the contributions, in the currency value of the period in which those contributions were actually made. The adjustment derived from the restatement of that account in constant monetary units has been allocated to the Capital Adjustment account. The Subscribed and paid-up Capital account has been stated at its face value.-----
                    f.2. Income and expense accounts----------------------------
                         -------------------------------------------------------
                         The results for the period have been stated in constant monetary units.----------------------------------------
                         -------------------------------------------------------
               g.   Statement of cash flows-------------------------------------
                    ------------------------------------------------------------
                    Cash and due from banks are considered to be cash.----------
               -----------------------------------------------------------------
NOTE 3:   CASH AND DUE FROM BANKS-----------------------------------------------
          ----------------------------------------------------------------------
          The breakdown of this caption was as follows:-------------------------
          ---------------------------------------------------------------------
                                             9.30.02             9.30.01
                                        ------------------  --------------------
          Cash (Schedule G)                            105                    3
          Banks - current accounts
          (Note 13 and Schedule G)                     224                   11
                                        ------------------  -------------------
          Total                                        329                   14
                                        ==================  ===================

-----------------------Grupo Financiero Galicia S.A.----------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 4:   FISCAL CREDITS--------------------------------------------------------
          ----------------------------------------------------------------------
          The breakdown of this caption was as follows:-------------------------
          ----------------------------------------------------------------------

          Current                                                9.30.02          9.30.01
                                                             --------------   ----------------
          VAT credit                                                  7                     -
          Tax on minimum notional income                              -                    60
          Credit - Law 25413                                          -                    27
          Income tax withholdings                                     -                    58
                                                             --------------   ----------------
            Total                                                     7                   145
                                                             ==============   =================
          Non-current
                                                                 9.30.02          9.30.01
                                                            ---------------   -----------------
          Minimum notional income tax credit                          -                    36
          Income tax credit                                           -                    53
          Assets tax prepayment                                       -                     1
          Assets tax credit                                           -                     2
          Freely available balance - General
          Resolution 4297/97                                          -                     1
          Credit - Law 23.549 mandatory savings                       1                     3
                                                            --------------    -----------------
          Total                                                       1                    96
                                                            ==============    =================
-----------------------------------------------------------------------------------------------

NOTE 5:   OTHER RECEIVABLES--------------------------------------------------------------------
          -------------------------------------------------------------------------------------
          The breakdown of this caption was as follows:----------------------------------------
          -------------------------------------------------------------------------------------
                                                                 9.30.02          9.30.01
                                                             --------------   ----------------
          Notes receivable                                           987                 -
          Prepaid insurance                                            6                18
          Prepaid expenses (Schedule G)                                4                 3
          Dividends receivable                                         -            31.620
          Sundry debtors                                             110                 -
                                                            -------------     ----------------
          Total                                                    1,107            31,641
                                                            =============     ================
----------------------------------------------------------------------------------------------

NOTE 6:   SOCIAL SECURITY LIABILITIES---------------------------------------------------------
          ------------------------------------------------------------------------------------
          The breakdown of this caption was as follows:---------------------------------------
                                                                 9.30.02          9.30.01
                                                             --------------   ----------------
          Integrated Pension and Survivors' Benefit
          System                                                       2                2
          Health care plans                                            1                1
          Directors' and syndics' fees accrual                        24               41
          Accrual for legal bonus and social security
          contributions on legal bonus                                 2                9
                                                            ---------------   -----------------
          Total                                                       29               53
                                                            ===============   =================


-----------------------Grupo Financiero Galicia S.A.----------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 7:   TAX LIABILITIES-------------------------------------------------------
          ---------------------------------------------------------------------
          The breakdown of this caption was as follows:------------------------
          ----------------------------------------------------------------------

                                                                 9.30.02          9.30.01
                                                             --------------   ----------------
          Income tax withholdings to be deposited                      1                    7
          Provision for turnover tax                                   1                    -
          Provision for income tax net of prepayments                383                    -
                                                             --------------   ----------------
          Total                                                      385                    7
                                                             ==============   ================
----------------------------------------------------------------------------------------------

NOTE 8:   OTHER DEBTS-----------------------------------------------------------
          ----------------------------------------------------------------------
          The breakdown of this caption was as follows:-------------------------
          ----------------------------------------------------------------------

          Current                                              9.30.02               9.30.01
                                                         --------------------- ---------------------
          Sundry creditors (Schedule G)                                     27                     5
          Expense accrual (Note 13 and Schedule G)                         148                    98
          Directors' qualification bond                                      1                     2
                                                         --------------------- ---------------------
          Total                                                            176                   105
                                                         ===================== =====================
          Non-current                                          9.30.02               9.30.01
                                                         --------------------- ---------------------
          Directors' qualification bond                                      1                     2
          Provision for other contingencies (Schedule E)                10,695                     -
                                                         --------------------- ---------------------
          Total                                                         10,696                     2
                                                         ===================== =====================

          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
NOTE 9:   CAPITAL STATUS--------------------------------------------------------
          ----------------------------------------------------------------------
          As of September 30, 2002, the capital status of the Company was as follows:--------------------------------------------------------------
          ----------------------------------------------------------------------

          ==================================================================================================
                                   Restated              Approved by                Date of registration
                                      in                                             with the Public Registry
             Capital    Face       constant         Body             Date                of Commerce
                        value      monetary
                                    units
          --------------------------------------------------------------------------------------------------
          Subscribed,                            Extraordinary        05.16.00
          issued,       292,087    647,528      shareholders'      07.24.00 and            08.09.00
          paid-in and                               meeting           07.26.00
          registered                           Board of Directors
                       -------------------
          Total         292,087   647,528
          ==================================================================================================

          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-----------------------Grupo Financiero Galicia S.A.----------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 10:  FINANCIAL AND HOLDING GAINS/(LOSSES)----------------------------------
          ----------------------------------------------------------------------
          The breakdown of this caption was as follows:-------------------------
          ----------------------------------------------------------------------

                                                                        9.30.02                9.30.01
                                                                  ---------------------  --------------------
          Generated by assets:
          Interest
             On time deposits (*)                                              1,513                   129
             On special current account deposits (*)                              49                     4
             On government securities                                              1                     -
             On notes receivable                                                  18                     -
             Other                                                                37                     -
          Mutual Fund yield                                                        -                     12
          Result of purchase and sale of government securities                    (2)                     -

          Index-adjustment of notes receivable                                   114                      -
          Exchange difference                                                 58,451                      -
          Loss on exposure to inflation                                      (45,369)                     -
          Generated by liabilities:
          Exchange difference                                                  (234)                      -
          Result of exposure to inflation                                      1,830                      -
                                                                  ---------------------  --------------------
          Total financial gains                                               16,408                   145
                                                                  =====================  ====================

          ----------------------------------------------------------------------
          (*) Balances net of eliminations corresponding to intercompany transactions (per Section 33 of Law 19550). See Note 13.--------------
          ----------------------------------------------------------------------

NOTE 11:  ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES,
          INVESTMENTS AND DEBTS-------------------------------------------------
          As of September 30, 2002 the breakdown of receivables, investments and debts according to their estimated collection or payment terms was as follows:--------------------------------------------------------------
          ----------------------------------------------------------------------

          ====================================================================================================
                                                                           Social
                                      Fiscal       Other                  security       Tax        Other
                                      credits   receivables Investments  liabilities liabilities liabilities
          ----------------------------------------------------------------------------------------------------
          Falling due within:
          1st Quarter                         7       1,106        8,817           5           2          175
          2nd Quarter                         -           -         -             24           -            1
          3rd Quarter                         -           1         -              -         383            -
          4th Quarter                         -           -         -              -           -            -
          After one year                      -           -       44,054           -           -       10,696
                                    --------------------------------------------------------------------------
          Subtotal falling due                7       1,107       52,871          29         385       10,872
                                    --------------------------------------------------------------------------
          Without any set due date            1           -      496,702           -           -            -
          Past due                            -           -          -             -           -            -
                                    --------------------------------------------------------------------------
          Total                               8       1,107      549,573          29         385       10,872
                                    --------------------------------------------------------------------------
          Non-interest bearing                8          17      496,702          29         385       10,872
          At a fixed rate                     -       1,090       52,871           -           -            -
          ----------------------------------------------------------------------------------------------------
          Total                               8       1,107      549,573          29         385       10,872
          ====================================================================================================

-----------------------Grupo Financiero Galicia S.A.----------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 12:  EQUITY INTERESTS IN OTHER COMPANIES-----------------------------------
          ----------------------------------------------------------------------
          The breakdown of long-term investments was as follows:----------------
          ----------------------------------------------------------------------

          ====================================================================================================
                                            As of 9.30.02
          ----------------------------------------------------------------------------------------------------
             Issuing company              Shares              Percentage of interest     Principal  Face
                                                                    held in               line of   value
                                                                                         business   per share
                                --------------------------------------------------------
                                                                            Possible
                                     Type        Number     Total Capital     votes
          ----------------------------------------------------------------------------------------------------
          Banco de Galicia y      Ordinary
                                  class "A"             101                                           0.00027
          Buenos Aires S.A.       Ordinary                                              Financial
                                  class "B"     438,599,602                             activities    0.00027
                      -----------------------------------------------------------------
                                  Total         438,599,703    93.585537%    93.585542%
                      -----------------------------------------------------------------------------------------
                                                                                          Financial
                                                                                             and
                                                                                         investment
          Net Investment S.A.     Ordinary           10,500        87.50%        87.50%  activities   0.00027
          ----------------------------------------------------------------------------------------------------
          Sudamericana Holding    Ordinary
          S.A.                    class "A"          31,302                                           0.00027
                                  Ordinary                                              Investment
                                  class "B"          41,735                             activities    0.00027
                                --------------------------------------------------------
                                    Total            73,037    87.500899%    87.500899%
          ----------------------------------------------------------------------------------------------------
                                                                                         Issuer of
                                                                                         warehouse
                                                                                         receipts
                                                                                            and
          Galicia Warrants S.A.   Ordinary          175,000        87.50%        87.50%  warrants     0.00027
          ====================================================================================================

          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

          ====================================================================================================
                                            As of 9.30.01
          ----------------------------------------------------------------------------------------------------
                                       Shares        Percentage of interest held in    Principal    Face
          Issuing company                                                               line of     value
                                                                                       business   per share
                      --------------------------------------------------------
                                                      Total                  Possible
                                     Type             Number     Capital     votes
          ----------------------------------------------------------------------------------------------------
                                  Ordinary
          Banco de Galicia y      class "A"             101                                           0.00027
          Buenos Aires S.A.       Ordinary                                              Financial
                                  class "B"     438,120,409                             activities    0.00027
                                --------------------------------------------------------
                                    Total       438,120,510     93.48329%     93.48330%
          ----------------------------------------------------------------------------------------------------
                                                                                        Financial
                                                                                        and
                                                                                        investment
          Net Investment S.A.     Ordinary           10,500        87.50%        87.50% activities    0.00027
          ----------------------------------------------------------------------------------------------------
                                  Ordinary
          Sudamericana Holding    Class "A"          31,302                                           0.00027
          S.A.                    Ordinary                                              Investment
                                  Class "B"          41,735                             activities    0.00027
                                --------------------------------------------------------
                                    Total            73,037    87.500899%    87.500899%
          ----------------------------------------------------------------------------------------------------
                                                                                         Issuer of
                                                                                         warehouse
                                                                                         receipts
                                                                                            and
          Galicia Warrants S.A.   Ordinary          175,000        87.50%        87.50%  warrants     0.00027
          ----------------------------------------------------------------------------------------------------
          BtoB Comercial S.A.     Ordinary            3,000           25%           25%  Services     0.00027
          ====================================================================================================

          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-----------------------Grupo Financiero Galicia S.A.----------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 12:  (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          The financial condition and results of controlled companies were as follows:--------------------------------------------------------------
          ----------------------------------------------------------------------

          ====================================================================================================
                               Financial condition                                 Issuing company
                                  as of 9.30.02
                                                                         -------------------------------------
                                                                          Banco de Galicia
                                                                           y Buenos Aires    Net Investment
                                                                                S.A.              S.A.
          ----------------------------------------------------------------------------------------------------
          Assets                                                               6,416,551            2,340
          Liabilities                                                          5,898,102               19
          Shareholders' equity                                                   518,449            2,321
          Result for the period of nine months ended 9.30.02                   (312,907)          (1,564)
          ====================================================================================================

          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

          ====================================================================================================
                                                                                            Issuing company
                                                                                           -------------------
                                        Financial condition                                 Galicia Warrants
                                          as of 7.31.02(*)                                        S.A.
          ----------------------------------------------------------------------------------------------------
          Assets                                                                                     1,634
          Liabilities                                                                                  236
          Shareholders' equity                                                                       1,398
          Result for the period of nine months ended 7.31.02                                          (11)
          ====================================================================================================

          ----------------------------------------------------------------------
          (*) See Note 2.c.2.---------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

          ====================================================================================================
                                                                                            Issuing company
                                                                                           -------------------
                                        Financial condition                                   Sudamericana
                                          as of 6.30.02(*)                                    Holding S.A.
          ----------------------------------------------------------------------------------------------------
          Assets                                                                                     9,572
          Liabilities                                                                                  242
          Shareholders' equity                                                                       9,330
          Result for the period of nine months ended 6.30.02                                           218
          ====================================================================================================

          ----------------------------------------------------------------------
                  (*) See Note 2.c.2.-------------------------------------------
          ----------------------------------------------------------------------

          ====================================================================================================
                                                                                    Issuing company
                                                                          ------------------------------------
                                                                           Banco de Galicia
                                Financial condition                         y Buenos Aires    Net Investment
                                   as of 9.30.01                                 S.A.              S.A.
          ----------------------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------------------
          Assets                                                                7,355,020          2,488
          Liabilities                                                           6,513,883            186
          Shareholders' equity                                                    841,137          2,302
          Result for the period of nine months ended 9.30.01                       85,931          (737)
          ====================================================================================================

          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-----------------------Grupo Financiero Galicia S.A.----------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 12:  (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------

          ==================================================================================================
                                                                                            Issuing company
                                                                                           -------------------
                                        Financial condition                                   Sudamericana
                                           as of 6.30.01                                      Holding S.A.
          ----------------------------------------------------------------------------------------------------
          Assets                                                                                    11,729
          Liabilities                                                                                5,161
          Shareholders' equity                                                                       6,568
          Result for the period of six months ended 6.30.01                                        (2,514)
          ====================================================================================================

          ----------------------------------------------------------------------

          ====================================================================================================
                                                                                            Issuing company
                                                                                           -------------------
                                        Financial condition                                 Galicia Warrants
                                           as of 7.31.02                                          S.A.
          ----------------------------------------------------------------------------------------------------
          Assets                                                                                     1,889
          Liabilities                                                                                  553
          Shareholders' equity                                                                       1,336
          Result for the period of three months ended 7.31.01                                          139
          ====================================================================================================
          ----------------------------------------------------------------------------------------------------------------------

          The financial condition and results of related companies were as follows:--------------------------------------------------------------

          ====================================================================================================
                                                                                         Issuing company
                                                                                       --------------------
                                       Financial condition                               BtoB Comercial S.A.
                                          as of 9.30.01
          ---------------------------------------------------------------------------------------------------
          Assets                                                                                    1,651
          Liabilities                                                                                 106
          Shareholders' equity                                                                      1,545
          Result for the period of nine months ended 9.30.01                                         (35)
          ===================================================================================================

          ----------------------------------------------------------------------
NOTE 13   INTERCOMPANY BALANCES AND TRANSACTIONS - SECTION 33 OF LAW 19550------
          ----------------------------------------------------------------------
          The financial statements include the following significant balances of the transactions carried out with Banco de Galicia y Buenos Aires S.A. and its subsidiaries:-------------------------------------------------
          ----------------------------------------------------------------------

          Banco de Galicia y Buenos Aires S.A.
                                                                        9.30.02                9.30.01
                                                                 ----------------------- ---------------------
          ASSETS
          Cash and due from banks - current accounts (Note 3
          and Schedule G)                                                           223                    10
          Investments - time deposits (Schedules C and G)                         5,693                 7,259
          Investments - special current account deposits
          (Schedules C and G)                                                         -                    57
                                                                 ----------------------- ---------------------
          Total                                                                   5,916                 7,326
                                                                 ======================= =====================

-----------------------Grupo Financiero Galicia S.A.----------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 13:  (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------

          LIABILITIES
          Other liabilities - expense accrual (Note 8)                               47                     7
                                                                 ----------------------- ---------------------
          Total                                                                      47                     7
                                                                 ======================= =====================
          ----------------------------------------------------------------------------------------------------
          INCOME
          Financial income - interest on time deposits (Note 10)                  3,087                 1,971
          Financial income - interest on special current
          account  deposits (Note 10)                                                 -                    61
          Financial income - interest on overnight funds                              -                     2
                                                                 ----------------------- ---------------------
          Total                                                                   3,087                 2,034
                                                                 ======================= =====================

          EXPENSES
          Administrative expenses (Schedule H)
            Leasing of brand                                                          -                  222
            Bank charges                                                              1                    1
            General expenses                                                        151                  203
                                                                 ----------------------- ---------------------
          Total                                                                     152                  426
                                                                 ======================= =====================
          ----------------------------------------------------------------------------------------------------
          Banco Galicia Uruguay S.A.
                                                                        9.30.02                9.30.01
                                                                 ----------------------- ---------------------
          ASSETS
          Investments  - time deposits (Schedules C and G)                       42,500                     -
          Investments  -  special   current   account   deposits
          (Schedules C and G)                                                     2,916                     -
                                                                 ----------------------- ---------------------
          Total                                                                  45,416                     -
                                                                 ======================= =====================

           INCOME
           Financial income - interest on time deposits (Note
           10)                                                                      751                     -
           Financial   income  -  interest  on  special  current
           account deposits (Note 10)                                                41                     -
                                                                 ----------------------- ---------------------
          Total                                                                     792                     -
                                                                 ======================= =====================
          ----------------------------------------------------------------------------------------------------
          Galicia Warrants S.A.
                                                                        9.30.02                9.30.01
                                                                 ----------------------- ---------------------
          INCOME
          Financial income - Interest earned                                          1                     -
                                                                 ----------------------- ---------------------
          Total                                                                       1                     -
                                                                 ======================= =====================
          ----------------------------------------------------------------------------------------------------

          ----------------------------------------------------------------------
NOTE 14:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS-------------------
          ----------------------------------------------------------------------

          At September 30, 2002 there are no restrictions on the distribution of the Company's retained earnings except for those established by the Argentine Commercial Companies Law and Resolution Nro. 368/2001 of the National Securities Commission insofar as concerns the setting up of the Legal Reserve with 5% of the net income for the year until 20% of the capital stock is reached. See Note 10 to the consolidated financial statements.-------------------------------------------------

-----------------------Grupo Financiero Galicia S.A.----------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 15:  ACQUISITION OF LONG-TERM INVESTMENTS----------------------------------
          ----------------------------------------------------------------------
          On December 27, 2000, the Unanimous Ordinary Meeting of Shareholders of Sudamericana Holding S.A. resolved to increase the company's capital, which was fully subscribed by Grupo Financiero Galicia S.A. and Banco de Galicia y Buenos Aires S.A..-----------------------------
          As a result, Grupo Financiero Galicia S.A. holds 37.50% and Banco de Galicia y Buenos Aires S.A. holds 12.50% of the shares and voting rights of Sudamericana Holding S.A..----------------------------------
          This subscription of shares was approved by the National Commission for the Defense of Competition on August 21, 2001.-------------------- In September 2001, Grupo Financiero Galicia S.A. acquired from
          Hartford Life International Ltd. (USA) and Hartford Life Ltd. (Bermuda) 50% of the capital stock and voting rights of Sudamericana Holding S.A., so the equity interest held by Grupo Financiero Galicia in that company is now 87.50%. On December 10, 2001, the National Commission for the Defense of Competition issued a resolution stating that no further notice of the above acquisition is required within the terms of Section 8 of Law 25156.--------------------------------------
          ----------------------------------------------------------------------
          On August 30, 2001, Grupo Financiero Galicia S.A. also purchased 175,000 ordinary, book-entry shares representing 87.50% of the capital stock and voting rights of Galicia Warrants S.A., and the remaining 12.50% belongs to Banco de Galicia y Buenos Aires S.A..---------------
          ----------------------------------------------------------------------
NOTE 16:  SUBSEQUENT EVENTS-----------------------------------------------------
          ----------------------------------------------------------------------
          As mentioned in Note 1 to these financial statements, Banco Galicia Uruguay S.A. is currently rescheduling its deposits. This rescheduling consists in returning to each of the savers a sum in cash equal to 3% of the respective total deposit amount, and the remaining balance will be returned by way of transferrable time deposit certificates or ordinary negotiable obligations to be issued by Banco Galicia Uruguay S.A..-----------------------------------------------------------------
          ---------------------------------------------------------------------
          As a result, on July 4, 2002 the Company approved a proposal by which it will receive US$ 1,391 in cash and US$ 44,975 in ordinary negotiable obligations, in exchange for investments totalling US$ 46,366 it held in that entity as of May 31, 2002.---------------------
          ----------------------------------------------------------------------
          On July 26, 2002, the Company entered into an agreement with Banco Galicia Uruguay S.A. by which it undertook to irrevocably exchange ordinary negotiable obligations for US$ 43,000 for subordinated negotiable obligations to those ordinary negotiable obligations for the same amount.------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-----------------------Grupo Financiero Galicia S.A.--------------------------
----------------Notes to the Financial Statements (Continued)------------------- -----------------(figures stated in thousands of US dollars)--------------------
--------------------------------------------------------------------------------
NOTE 16:  (Continued)-----------------------------------------------------------
          ----------------------------------------------------------------------
          In July 2002, the Company received a letter from NASDAQ stating that the NASDAQ Staff Determination had noted the lack of an opinion in the Auditors' Report on the financial statements for the fiscal year ended December 31, 2001 added to the F-20 Form of the Securities & Exchange Commission, and that the financial statements had not been prepared observing the Generally Accepted Accounting Principles in the United States of America (US GAAP). In view of this, in order to prevent the American Depositary Shares (ADR) from being delisted from the NASDAQ National Market, Grupo Financiero Galicia S.A., enforcing its right as envisaged by the NASDAQ Market Regulations, requested a hearing before the NASDAQ Listing Qualifications Panel to review the decision issued by the NASDAQ Staff Determination. This automatically suspended the delisting from the NASDAQ National Market until a final decision is issued. As envisaged by NASDAQ regulations, the mentioned hearing took place on August 8, 2002, at which the representatives of the Company stated that the difficulties caused by the economic crisis affecting Argentina had prevented the Company from preparing the information required by current regulations, so they requested that an extension be granted to be able to comply with all the listing requirements.---- Subsequently, the representatives requested that the Company's listed ADRs be transferred to NASDAQ SmallCap Market, which operates according to the same regulations and uses the same electronic market makers system.--------------------------------------------------------
          On September 9, 2002, the Company received an answer from NASDAQ, informing the Company that the extension to present the Opinion of the External Auditors on the financial statements prepared in accordance with local accounting standards, requested at the hearing, had been granted until September 20, 2002, such Opinion having been presented on September 18, 2002, and to present those financial statements reconciled to US GAAP, until December 2, 2002. NASDAQ also informed the Company that as from September 13, 2002, the ADRs would be listed on the NASDAQ SmallCap Market, bearing the GGAEC symbol.-------------- On December 10, 2002, the NASDAQ informed the Company that all listing requirements for the compliance of which the latter had requested an extension were deemed to have been met by it. The Company decided to keep its listing on the NASDAQ SmallCap Market and recover its GGAL symbol, which took place as from December 11, 2002.-------------------
          ----------------------------------------------------------------------
          On October 10, 2002, the Company received US$ 1,001 in settlement of notes receivable it held as of September 30, 2002.--------------------
          ----------------------------------------------------------------------
          Between July 1 and December 27, 2002, the Company made new irrevocable cash contributions of US$ 392 in Net Investment S.A..-----------------

Grupo Financiero Galicia S.A.---------------------------------------------------
Fixed assets and investments in assets of a similarnature----------------------- For the period of nine months---------------------------------------------------
commenced January 1, 2002 and ended September 30, 2002.-------------------------
In comparative format with the same period of the previous year.---------------- (figures stated in thousands of US dollars)-------------------------------------
--------------------------------------------------------------------------------
----------------------------------------------------------------------Schedule A

==============================================================================================================================
                          ORIGINAL VALUES                             DEPRECIATION
              -----------------------------------------------------------------------------------
                                                                              For the
                                                                              period
                                                                           ------------
                                                       Accumu-                           Accumu-
                 At                            At end  lated at                          lated at      Net book      Net book
Principal     beginning                          of    beginning    Dele-  Rate           end of       value at      value at
account        of year   Increases  Deletions  period   of year     tions    %   Amount   period        9.30.02       9.30.01
------------------------------------------------------------------------------------------------------------------------------
Real estate        196         680          -     876          5        -     2      10        15           861           192
------------------------------------------------------------------------------------------------------------------------------
Vehicles            32           -         12      20          4        4    20       4         4            16            29
------------------------------------------------------------------------------------------------------------------------------
Hardware and
software           138           5          4     139         27        1    20      21        47            92           117
------------------------------------------------------------------------------------------------------------------------------
Furniture and
facilities          54           1          -      55         10        -    20       8        18            37            45
------------------------------------------------------------------------------------------------------------------------------
Total as of
9.30.02            420         686         16   1,090         46        5            43        84         1,006           383
==============================================================================================================================

Grupo Financiero Galicia S.A.---------------------------------------------------
Intangible assets---------------------------------------------------------------
For the period of nine months---------------------------------------------------
commenced January 1, 2002 and ended September 30, 2002.-------------------------
In comparative format with the same period of the previous year.---------------- (figures stated in thousands of US dollars) ------------------------------------
--------------------------------------------------------------------------------
----------------------------------------------------------------------Schedule B

==============================================================================================================================
                          ORIGINAL VALUES                             AMORTIZATION
              -----------------------------------------------------------------------------------
                                                                              For the
                                                                              period
                                                                           ------------
                                                       Accumu-                           Accumu-
                 At                            At end  lated at                          lated at      Net book      Net book
PriNcipal     beginning                          of    beginning    Dele-  Rate           end of       value at      value at
account        of year   Increases  Deletions  period   of year     tions    %   Amount   period        9.30.02       9.30.01
------------------------------------------------------------------------------------------------------------------------------
Logotype            15           -          -      15          4        -    20       2         6             9           13
------------------------------------------------------------------------------------------------------------------------------------
Goodwill         6,300           -        667   5,633        872       44    20     844     1,672         3,961        6,535
------------------------------------------------------------------------------------------------------------------------------------
Balance at
9.30.02          6,315           -        667   5,648        876       44           846     1,678         3,970        6,548
====================================================================================================================================

Grupo Financiero Galicia S.A.---------------------------------------------------
Investments---------------------------------------------------------------------
Equity Interests in Other Companies and Other Investments----------------------- Quarterly Statement of Financial Condition as of September 30, 2002 and 2001---- (figures stated in thousands of US dollars)-------------------------------------
------------------------------------------------------Schedule C----------------

==================================================================
Issuance and characteristics      Book Value        Book Value
     of the securities           as of 9.30.02     as of 9.30.01
------------------------------------------------------------------
Current  investments (*)

Special current  account
deposits (Note
13 and Schedule G)                         87                57
Time deposits (Note 13 and
Schedule G)                             8,730             7,259
                                 ---------------------------------
Total current investments               8,817             7,316
==================================================================
--------------------------------------------------------------------------------
(*) include accrued interest.---------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
Investments---------------------------------------------------------------------
Equity Interests in Other Companies and Other Investments----------------------- Quarterly Statement of Financial Condition as of September 30, 2002 and 2001---- (figures stated in thousands of US dollars)-------------------------------------
-------------------------------------------------------------Schedule C (contd.)

====================================================================================================================================
                                                                                           Quotation   Equity      Book       Book
Issuance and                                                                               per share   Value       Value      Value
characteristics                                   Face                      Acquisition      as of     as of       as of      as of
of the securities                Class            Value      Number            cost         9.30.02    9.30.02    9.30.02    9.30.01
------------------------------------------------------------------------------------------------------------------------------------
Non-current investments
Special current account
deposits (Note 13 and                                                                                               2,829          -
Schedule G)

Time deposits (Note 13
and Schedule G)                                                                                                     41,225         -

Banco de  Galicia y        Ordinary class "A"    0.00027            101
Buenos Aires S.A.          Ordinary class "B"    0.00027    438,599,602                    0,000120
                                                            ---------------------------
                                                            438,599,703         691,726                485,171     485,171   787,183

Net Investment S.A.        Ordinary              0.00027         10,500               6
                           Irrevocable
                           contributions                                          2,997                  2,124      2,124      2,014


BtoB Comercial S.A.                                                                                          -          -        386

Sudamericana Holding S.A.  Ordinary class "A"    0.00027         31,302
                           Ordinary class "B"    0.00027         41,735
                                                            ---------------------------
                                                                 73,037           8,878
                           Irrevocable
                           contributions                                          2,667                  8,182      8,182      5,747

Galicia Warrants S.A.      Ordinary              0.00027        175,000           3,182                  1,225      1,225      1,169
                           ---------------------------------------------------------------------------------------------------------
Total Non-current
investments                                                                     709,456                496,702    540,756    796,499
====================================================================================================================================

======================================================================================================================
                                                             INFORMATION ON THE ISSUER
                             -----------------------------------------------------------------------------------------
                                                       LATEST FINANCIAL STATEMENTS (Note 12)
                             -----------------------------------------------------------------------------------------
                                                                                                            % of
Issuance and                 Principal                                     Net                           equity held
characteristics              line of                            Capital    income/      Shareholders'       in the
of the securities            Business                Date        Stock     loss            equity        capital stock
----------------------------------------------------------------------------------------------------------------------
Non-current investments
Special current account
deposits (Note 13 and
Schedule G)

Time deposits (Note 13
and Schedule G)

Banco de  Galicia y
Buenos Aires S.A.

                             Financial activities   9.30.02     125.311   (312.907)        518,449        93.585537%

Net Investment S.A.          Financial
                             and
                             investment
                             activities             9.30.02           3     (1,564)          2,321            87,50%

BtoB Comercial S.A.

Sudamericana Holding S.A.



                             Investment
                             activities             6.30.02          22      2,463           8,279        87,500899%

Galicia Warrants S.A.        Issuer of
                             warehouse
                             receipts and
                             warrants               7.31.02          53         38           1,301            87.50%
                           -------------------------------------------------------------------------------------------
Total Non-current
investments
======================================================================================================================

--------------------------------------------------------------------------------
(*) includes accrued interest.--------------------------------------------------
(**) for the period of nine months ended September 30, 2002.-------------------- (***) for the fiscal year ended June 30, 2002.----------------------------------
(#) for the period of three months ended July 31, 2002.-------------------------
--------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
---------------------------Allowances and Provisions----------------------------
--------------------------For the period of nine months-------------------------
------------commenced January 1, 2001 and ended September 30, 2002.-------------
--------In comparative format with the same period of the previous year.-------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
----------------------------------------------------------------------Schedule E

====================================================================================================================
              Captions                   Balance at           Increases           Decreases      Balance at end of
                                      beginning of year                                                period
--------------------------------------------------------------------------------------------------------------------
Allowances:

Valuation allowance - Investments                     -              44,707            (44,707)                  -
--------------------------------------------------------------------------------------------------------------------
Total as of 9.30.02                                   -              44,707            (44,707)                  -
--------------------------------------------------------------------------------------------------------------------
Total as of 9.30.01                                   -                 341               (341)                  -
--------------------------------------------------------------------------------------------------------------------
For other contingencies                               -              10,695                   -             10,695
--------------------------------------------------------------------------------------------------------------------
Total as of 9.30.02                                   -              10,695                   -             10,695
--------------------------------------------------------------------------------------------------------------------
Total as of 9.30.01                                   -                   -                   -                  -
====================================================================================================================

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
--------------------Foreign Currency Assets and Liabilities---------------------
-------Statement of Financial Condition as of September 30, 2002 and 2001------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
----------------------------------------------------------------------Schedule G

=======================================================================================================================
              Captions                                  Quotation     Amount in                          Amount in
                                      Amount and type                 Argentine      Amount and type   Argentine
                                        of foreign                    currency        of foreign         currency
                                         currency                     at 9.30.02        currency         at 9.30.01
-----------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS

Cash and due from banks

Cash                                   US$      105.33    3,74                  394  US$           -                -
Current Account                        US$      131.80    3.74                  493  US$           7               16
Investments
Special current account deposits       US$       89.88    3.74                  336  US$          97              215
Time deposits                          US$    1,310.03    3.74                4,900  US$      12,246           27,148
Other receivables
Prepaid expenses                       US$           -    3.74                    -  US$           5               11
                                                                   -----------------                  -----------------
Total Current Assets                                                          6,123                            27,390
                                                                   -----------------                  -----------------
NON-CURRENT ASSETS

Investments

Special current account deposits       US$    2,906.25    3.74               10,869  US$           -                -
Time deposits                          US$   42,357.62    3.74              158,417  US$           -                -
                                                                   -----------------                  -----------------
Total Non-current Assets                                                    169,286                                 -
                                                                   -----------------                 -----------------
Total Assets                                                                175,409                            27,390
                                                                   =================                  =================
LIABILITIES

CURRENT LIABILITIES

Other debts

Sundry creditors                       US$        4.45    3.74                   17  US$           4                9
Expense accrual                        US$       60.20    3.74                  225  US$          67              149
                                                                   -----------------                  -----------------
Total Current Liabilities                                                       242                               158
                                                                   -----------------                  -----------------
Total Liabilities                                                               242                               158
=======================================================================================================================

-------------------------Grupo Financiero Galicia S.A.--------------------------
---------Information required by Section 64, subsection b) of Law 19550--------- -------------------------For the period of nine months--------------------------
------------commenced January 1, 2002 and ended September 30, 2002.-------------
--------In comparative format with the same period of the previous year.-------- -------------------(figures stated in thousands of US dollars)------------------
--------------------------------------------------------------------------------
----------------------------------------------------------------------Schedule H

=======================================================================================================================
                            Captions                                Total as of     Administrative      Total as of
                                                                      9.30.02          expenses           9.30.01
-----------------------------------------------------------------------------------------------------------------------
Salaries and social security charges                                           195               195               291
Bonuses                                                                         51                51                93
Services to the staff                                                            5                 5                 9
Directors' and syndics' fees                                                    33                33                42
Fees for services                                                              666               666               486
Fixed asset depreciation                                                        43                43                31
Intangible asset amortization                                                  846               846               533
Leasing of brand (*)                                                             9                 9                14
Stationery and office supplies                                                   3                 3                 7
Advertising expenses                                                             -                 -                 1
Condominium Expenses                                                            16                16                 6
Entertainment, transportation and per diem                                      10                10                36
Vehicles expenses                                                                5                 5                 4
Insurance                                                                       23                23                57
Electricity and communications                                                  16                16                22
Taxes, rates and assessments and contributions                                 142               142                30
Bank charges (*)                                                                 -                 -                 1
General expenses (*)                                                           150               150               166
                                                                 ------------------------------------------------------
Total                                                                        2,213             2,213             1,829
=======================================================================================================================

--------------------------------------------------------------------------------
(*) Balances net of eliminations corresponding to intercompany transactions (per
Section  33  of  Law  19550).   See  Note  13  to  the   financial   statements.
--------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
---Information required in addition to the Notes to the Financial Statements---- -------------------------For the period of nine months--------------------------
------------commenced January 1, 2002 and ended September 30, 2002.-------------
--------In comparative format with the same period of the previous year.-------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 1:   LEGAL SYSTEMS---------------------------------------------------------
          ----------------------------------------------------------------------
          There are no significant specific legal systems entailing the lapsing of contingent benefits envisaged by those regulations or their rebirth.-------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
NOTE 2:   CLASSIFICATION OF RECEIVABLES AND DEBTS-------------------------------
          ----------------------------------------------------------------------
          2.1. Receivables: See Note 11 to the financial statements.------------
          ----------------------------------------------------------------------
          2.2. Debts: See Note 11 to the financial statements.------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
NOTE 3: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS---------------------------------------------------------------
          ----------------------------------------------------------------------
          3.1. Receivables: See Notes 2.a., 2.b. and 11 and Schedule G to the financial statements.-------------------------------------------------
          ----------------------------------------------------------------------
          3.2. Debts: See Notes 2.a., 2.b. and 11 and Schedule G to the financial statements.-------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
NOTE 4:   EQUITY INTERESTS IN OTHER COMPANIES - SECTION 33 OF LAW 19550---------
          ----------------------------------------------------------------------
          See Notes 11, 12, 13, 15 and 16 and Schedule C to the financial statements.-----------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
NOTE 5:   RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS-------------
          ----------------------------------------------------------------------
          As of September 30, 2002 and 2001 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.----------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
---Information required in addition to the Notes to the Financial Statements---- ----------------------------------(Continued)-----------------------------------
------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
NOTE 6:   PHYSICAL INVENTORY OF INVENTORIES-------------------------------------
          ----------------------------------------------------------------------
          As of September 30, 2002 and 2001 the Company did not have any inventories.----------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
NOTE 7:   FIXED ASSETS----------------------------------------------------------
          ----------------------------------------------------------------------
          See Schedule A to the financial statements.---------------------------
          ----------------------------------------------------------------------
          a) As of September 30, 2002 and 2001 the Company did not have any technically appraised fixed assets.-----------------------------------
          ----------------------------------------------------------------------
          b) As of September 30, 2002 and 2001 the Company did not have any obsolete fixed assets which have a carrying value.--------------------
          ----------------------------------------------------------------------
          c) As of September 30, 2002 and 2001, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their value to the business, based on the possibility of absorbing future depreciation charges with the profits reported by it.-------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
NOTE 8:   INSURANCE-------------------------------------------------------------
          ----------------------------------------------------------------------
          As of September 30, 2002 and 2001, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:---------
          ----------------------------------------------------------------------

          ================ ========================================= ============ ============ =============
          Insured assets                                               Insured    Book Value    Book Value
                                        Risks covered                  amount        as of        as of
                                                                                    9.30.02      9.30.01
          ---------------- ----------------------------------------- ------------ ------------ -------------
             Vehicles      Third party  liability,  fire, theft and
                           total loss.                                   18           16            29
          ================ ========================================= ============ ============ =============

          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
NOTE 9:   ALLOWANCES AND PROVISIONS---------------------------------------------
          ----------------------------------------------------------------------
          See Note 8 and Schedule E to the financial statements.----------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
---Information required in addition to the Notes to the Financial Statements---- ----------------------------------(Continued)-----------------------------------
------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NOTE 10:  CONTINGENCIES---------------------------------------------------------
          ----------------------------------------------------------------------
          As of September 30, 2002 and 2001, there were no contingencies highly likely to occur which have not been given accounting recognition.-----
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
NOTE 11:  IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS---------------
          ----------------------------------------------------------------------
          As of September 30, 2002 and 2001, there were no irrevocable contributions towards future share subscriptions.---------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
NOTE 12:  DIVIDENDS ON PREFERRED SHARES-----------------------------------------
          ----------------------------------------------------------------------
          As of September 30, 2002 and 2001, there were no cumulative unpaid dividends on preferred shares.----------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
NOTE 13:  LEGAL RESERVE---------------------------------------------------------
          ----------------------------------------------------------------------
          See Note 14 to the financial statements.------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-------Supplementary and Explanatory Statement by the Board of Directors-------- ------------For the period of nine months commenced January 1, 2002------------- -------------------------and ended September 30, 2002.--------------------------
--------In comparative format with the same period of the previous year.-------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
As called for by the norms regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors takes pleasure in submitting the following supplementary and explanatory information.------------------------
--------------------------------------------------------------------------------
A.   Current Assets:------------------------------------------------------------
--------------------------------------------------------------------------------
     a)   Receivables:----------------------------------------------------------
          1)   See Note 11 to the financial statements.-------------------------
          2)   See Notes 4, 5 and 11 to the financial statements.---------------
          3) As of September 30, 2002 and 2001 the Company had not set up any allowances or provisions.----------------------------------------
     ---------------------------------------------------------------------------
     b)   Inventories:
          As of September 30, 2002 and 2001, the Company did not have any inventories.----------------------------------------------------------
     ---------------------------------------------------------------------------
B.   Non- Current Assets:-------------------------------------------------------
     ---------------------------------------------------------------------------
     a)   Receivables:----------------------------------------------------------
               As of September 30, 2002 and 2001 the Company had not set up any allowances or provisions.----------------------------------------
               -----------------------------------------------------------------
     b)   Inventories:----------------------------------------------------------
               As of September 30, 2002 and 2001, the Company did not have any inventories.-----------------------------------------------------
               -----------------------------------------------------------------
     c)   Investments:----------------------------------------------------------
               See Note 12 and Schedule C to the financial statements.----------
               -----------------------------------------------------------------
     d)   Fixed assets:---------------------------------------------------------
          1) As of September 30, 2002 and 2001, the Company did not have any technically appraised fixed assets.------------------------------
          2) As of September 30, 2002 and 2001, the Company did not have any obsolete fixed assets which have a carrying value.---------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-------Supplementary and Explanatory Statement by the Board of Directors-------- ----------------------------------(Continued)-----------------------------------
--------In comparative format with the same period of the previous year.-------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     e)   Intangible assets:----------------------------------------------------
          1)   See Note 2.e. and Schedule B to the financial statements.--------
          2) As of September 30, 2002 and 2001, there were no deferred charges.---------------------------------------------------------
--------------------------------------------------------------------------------
C.   Current Liabilities:-------------------------------------------------------
--------------------------------------------------------------------------------
     a)   Debts:----------------------------------------------------------------
          1)   See Note 11 to the financial statements.-------------------------
          2)   See Note 11 to the financial statements.-------------------------
--------------------------------------------------------------------------------
D.   Allowances and provisions:-------------------------------------------------
--------------------------------------------------------------------------------
     See  Note 8 and Schedule E to the financial statements.--------------------
--------------------------------------------------------------------------------
E.   Foreign Currency Assets and Liabilities:-----------------------------------
--------------------------------------------------------------------------------
     See Note 2.b. and Schedule G to the financial statements.------------------
--------------------------------------------------------------------------------
F.   Shareholders' Equity:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     1) As of September 30, 2002 and 2001, the Shareholders' Equity did not include the Irrevocable Advances towards Future Share Issues account.
          ----------------------------------------------------------------------
     2) As of September 30, 2002 and 2001, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.-----------------------------------------------------------------
--------------------------------------------------------------------------------
G.   Miscellaneous:-------------------------------------------------------------
--------------------------------------------------------------------------------
     1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law 19550 do not apply to its equity interests in other companies.-----------------------------------------
     2) As of September 30, 2002 and 2001, the Company did not have any receivables for transactions conducted with controlled or related companies.------------------------------------------------------------
     3) As of September 30, 2002 and 2001 there were no receivables due from or loans granted to directors or syndics or members of the surveillance committee or their relatives up to the second degree inclusive.------------------------------------------------------------
     4)   See Notes 11 and 13 to the financial statements.----------------------
     ---------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
-------Supplementary and Explanatory Statement by the Board of Directors-------- ------------For the period of nine months commenced January 1, 2002------------- -------------------------and ended September 30, 2002.--------------------------
--------In comparative format with the same period of the previous year.-------- ------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     5) As of September 30, 2002 and 2001, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:---------
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

     ================ ========================================= ============ ============ =============
                                                                             Book Value    Book Value
                                                                  Insured       as of        as of
     Insured assets                Risks covered                  amount       9.30.02      9.30.01
     ---------------- ----------------------------------------- ------------ ------------ -------------
        Vehicles      Third party  liability,  fire, theft and
                      total loss.                                   18           16            29
     ================ ========================================= ============ ============ =============

     ---------------------------------------------------------------------------
     6) As of September 30, 2002 and 2001, there were no contingencies highly likely to occur which have not been given accounting recognition.-----

     7) As of September 30, 2002 and 2001, the Company did not have any receivables or debts including implicit interest or index adjustments.
          ----------------------------------------------------------------------
--------------------------------------------------------------------------------
The Company has complied with the requirements of Section 65 of Law 19550 in these financial statements.-----------------------------------------------------
--------------------------------------------------------------------------------
Autonomous City of Buenos Aires, December 30, 2002.-----------------------------
--------------------------------------------------------------------------------
(signed) Abel Ayerza------------------------------------------------------------
Chairman------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
--------------Informative Review as of September 30, 2002 and 2001--------------
------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
The loss for the period of nine months ended September 30, 2002 reported by the Company amounts to US$ 290,184; it was generated by the valuation of the equity interest in Banco de Galicia y Buenos Aires S.A., which is Grupo Financiero Galicia S.A.'s principal source of income, as shown in its Income Statement.----
--------------------------------------------------------------------------------
Grupo Financiero Galicia S.A.'s strategy is to become a leading company engaged in providing comprehensive financial services and, at the same time, continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy will be carried out by supplementing the operations and business conducted by Banco de Galicia through equity interests in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.--------------
--------------------------------------------------------------------------------
The Ordinary Meeting of Shareholders held on June 3, 2002 resolved to allocate US$ 3,558 to the Legal Reserve, US$ 68,167, to the Discretionary Reserve and to carry forward US$ 9.------------------------------------------------------------
--------------------------------------------------------------------------------
In July 2002, the Company received a letter from NASDAQ stating that the NASDAQ Staff Determination had noted the lack of an opinion in the Auditors' Report on the financial statements for the fiscal year ended December 31, 2001 added to the F-20 Form of the Securities & Exchange Commission, and that the financial statements had not been prepared observing the Generally Accepted Accounting Principles in the United States of America (US GAAP). In view of this, in order to prevent the American Depositary Shares (ADR) from being delisted from the NASDAQ National Market, Grupo Financiero Galicia S.A., enforcing its right as envisaged by the NASDAQ Market Regulations, requested a hearing before the NASDAQ Listing Qualifications Panel to review the decision issued by the NASDAQ Staff Determination. This automatically suspended the delisting from the NASDAQ National Market until a final decision is issued. As envisaged by NASDAQ regulations, the mentioned hearing took place on August 8, 2002, at which the representatives of the Company stated that the difficulties caused by the economic crisis affecting Argentina had prevented the Company from preparing the information required by current regulations, so they requested that an extension be granted to be able to comply with all the listing requirements. Subsequently, the representatives requested that the Company's listed ADRs be transferred to NASDAQ SmallCap Market, which operates according to the same regulations and uses the same electronic market makers system.----------------------------------
--------------------------------------------------------------------------------
On September 9, 2002, the Company received an answer from NASDAQ, informing the Company that the extension to present the Opinion of the External Auditors on the financial statements prepared in accordance with local accounting standards, requested at the hearing, had been granted until September 20, 2002, such Opinion having been presented on September 18, 2002, and to present those financial statements reconciled to US GAAP, until December 2, 2002. NASDAQ

-------------------------Grupo Financiero Galicia S.A.--------------------------
--------------Informative Review as of September 30, 2002 and 2001--------------
------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
also informed the Company that as from September 13, 2002, the ADRs would be listed on the NASDAQ SmallCap Market, bearing the GGAEC symbol.----------------- On December 10, 2002, the NASDAQ informed the Company that all listing requirements for the compliance of which the latter had requested an extension were deemed to have been met by it. The Company decided to keep its listing on the NASDAQ SmallCap Market and recover its GGAL symbol, which took place as from December 11, 2002.--------------------------------------------------------------
--------------------------------------------------------------------------------
On July 4, 2002 the Company approved a proposal by which it will receive US$ 1,391 in cash and US$ 44,975 in ordinary negotiable obligations, in exchange for investments totalling US$ 46,366 it held in that entity as of May 31, 2002.----- On July 26, 2002, the Company entered into an agreement with Banco Galicia Uruguay S.A. by which it undertook to irrevocably exchange ordinary negotiable obligations for US$ 43,000 for subordinated negotiable obligations to those ordinary negotiable obligations for the same amount.----------------------------
--------------------------------------------------------------------------------
For the sake of brevity, we refer to the economic context within which the Company operated in Note 1 to these financial statements.-----------------------
--------------------------------------------------------------------------------
KEY STATEMENT OF FINANCIAL CONDITION FIGURES------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              9.30.02             9.30.01             9.30.00
                          -----------------  ------------------  ------------------
Current Assets                      10,260              39,116                 113
Non-current Assets                 545,733             803,527             761,298
                          -----------------  ------------------  ------------------
Total Assets                       555,993             842,643             761,411
                          =================  ==================  ==================

Current Liabilities                    590                 165               8,299
Non-current liabilities             10,696                   2                   2
                          -----------------  ------------------  ------------------
Subtotal                            11,286                 167               8,301
                          -----------------  ------------------  ------------------

Shareholders' Equity               544,707             842,476             753,110
                          -----------------  ------------------  ------------------
Total                              555,993             842,643             761,411
                          =================  ==================  ==================

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
--------------Informative Review as of September 30, 2002 and 2001--------------
------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
KEY INCOME STATEMENT FIGURES----------------------------------------------------
--------------------------------------------------------------------------------

                                       9.30.02            9.30.01             6.30.00
                                  ------------------  -----------------   ----------------
Ordinary operating result                 (294,637)             78,424             47,197
Financial results                            16,408                145               (80)
Other income and expenses                  (11,955)                177                104
                                  ------------------  -----------------   ----------------
Ordinary net (loss)/ income               (290,184)             78,746             47,221
                                  ------------------  -----------------   ----------------
Net (loss) / income                       (290,184)             78,746             47,221
                                  ==================  =================   ================

--------------------------------------------------------------------------------
RATIOS--------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                            9.30.02            9.30.01            9.30.00
--------------------------------------------------------------------------------
Liquidity                   17,3412           236,5269             0,0136
--------------------------------------------------------------------------------
Indebtedness                 0,0207             0,0002             0,0110
--------------------------------------------------------------------------------
Return on equity           (0,3476)             0,1031             0,0669
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
The Company's individual financial statements have been considered to disclose the key balance sheet figures and key income statement figures, as its consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.----
--------------------------------------------------------------------------------
For comparative purposes, the balances as of September 30, 2001 and 2000 have been stated in constant monetary units as of September 30, 2002.----------------
--------------------------------------------------------------------------------
Equity interests in other companies---------------------------------------------
--------------------------------------------------------------------------------
---------Banco de Galicia y Buenos Aires S.A.-----------------------------------
See section entitled "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries", in Note 1 to the financial statements.---------------------------
--------------------------------------------------------------------------------
---------Net Investment S.A.----------------------------------------------------
--------------------------------------------------------------------------------
Net Investment S.A. is a holding company, which is engaged in investing and developing technology business and it provides communications, internet, connectivity and contents services, in order to create value for its shareholders. Grupo Financiero Galicia S.A. holds an 87.50% equity interest in this company and Banco de Galicia y Buenos Aires S.A., owns the remaining 12.50% of its capital stock.-----------------------------------------------------------
--------------------------------------------------------------------------------

-------------------------Grupo Financiero Galicia S.A.--------------------------
--------------Informative Review as of September 30, 2002 and 2001--------------
------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
Irrevocable  cash  contributions  made as of September  30, 2002 amounted to US$
742. Between October 1 and December 19, 2002, the Company made a new irrevocable cash contribution of US$ 376.---------------------------------------------------
--------------------------------------------------------------------------------
Net Investment S.A. holds 30% of the capital stock of Dueno Vende S.A., a company that is mainly engaged in offering property for sale directly by owners through a web site called Soloduenos.com. Since the beginning of 2002, the macroeconomic situation and the measures implemented had a significant impact on the business involving the granting of mortgage loans, which led to a significant decrease in this source of income.----------------------------------
--------------------------------------------------------------------------------
Net Investment S.A. also holds an interest in B2Agro S.A. This project is addressed to the agricultural industry, one of the most significant in the Argentine economy, and aims to attract part of the flow of business carried out within this industry, for the purchase of inputs and the sale of production.---- As from the current year, it will add products and services intended for the livestock industry, focusing on agriculture. This company will operate under the trade name Red de Campo and its principal source of income will be the collection of commissions on transactions. Red de Campo operates as a business channel for previously selected producers to and from the workstations installed. These workstations provide easy to use planning and management tools, access to specialized and value added information, and access to business proposals designed for producers.-----------------------------------------------
In a first stage, this company is to target individual producers operating in areas of more than 500 hectares. The geographical regions chosen for the development of the product in this first stage have been those of the western and southeastern areas of the province of Buenos Aires and the center, western and southern areas of the province of Cordoba.----------------------------------
--------------------------------------------------------------------------------
On July 16, 2002, Net Investment S.A. acquired 749 shares which represent 6.2416% of the capital stock of B2Agro S.A., taking its interest to 99.99167%.--

Net Investment S.A. is currently evaluating various other types of new business, including other internet projects, broadband communications and contents for wireless services. In all these projects, the company is seeking to make use of the synergies with the operations carried out by Grupo Financiero Galicia S.A. and Banco de Galicia y Buenos Aires S.A..---------------------------------------
--------------------------------------------------------------------------------
o    Sudamericana Holding S.A.--------------------------------------------------
--------------------------------------------------------------------------------
Sudamericana Holding S.A. is a group of life and retirement insurance companies.
--------------------------------------------------------------------------------
In September 2001, Grupo Financiero Galicia S.A. made a new investment in the insurance business by acquiring from Hartford Life International Ltd. (U.S.A.) and Hartford Life Ltd. (Bermuda), 50% of the capital stock and voting rights of Sudamericana Holding S.A.. As a result of this transaction, Grupo Financiero

-------------------------Grupo Financiero Galicia S.A.--------------------------
--------------Informative Review as of September 30, 2002 and 2001--------------
------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
Galicia S.A. took its interest in that company to 87.50%, while the remaining 12.50% continues to belong to Banco de Galicia y Buenos Aires S.A..-------------
--------------------------------------------------------------------------------
The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its positioning as a leading financial service provider, thus supplementing those businesses which Banco de Galicia y Buenos Aires S.A. may only conduct to a limited extent, in line with prevailing regulations.----------
--------------------------------------------------------------------------------
In view of the economic and financial developments occurred, as established by Decree 214/02, the necessary steps were taken to preserve the income obtained by the life insurance companies, which were less affected than their competitors, due to their 90% market share of the issuance of pure risk insurance policies.--
--------------------------------------------------------------------------------
In April 2002, Grupo Financiero Galicia S.A. purchased 8 functional units of the building located at Maipu 241, in the amount of US$ 680 through the release of the guarantees provided by Hartford Life International Ltd. and Hartford Life Ltd. in favor of Grupo Financiero Galicia S.A., as stipulated in the contract for the purchase of shares in Sudamericana Holding S.A. executed on September 7, 2001.---------------------------------------------------------------------------
--------------------------------------------------------------------------------
o    Galicia Warrants S.A.------------------------------------------------------
--------------------------------------------------------------------------------
On August 30, 2001, Grupo Financiero Galicia S.A. acquired 87.50% of the capital stock and voting rights of Galicia Warrants S.A., a company in which Banco de Galicia y Buenos Aires S.A. holds the remaining 12.50% interest.----------------
--------------------------------------------------------------------------------
Galicia Warrants S.A. was established in April 1993, and is authorized to store goods and issue Warehouse Receipts and Warrants, in line with the provisions of Law 9643.-----------------------------------------------------------------------
--------------------------------------------------------------------------------
The corporate purpose of Galicia Warrants is to facilitate access to credit and financing, secured by goods that remain under its custody. Its principal customers belong to the agricultural, industrial and agroindustrial sectors, as well as exporters and retailers. As of September 30, 2002, 80% of total income obtained by this company stems from the agricultural sector. At that date, Galicia Warrants had a 35% market share of this business.-----------------------
--------------------------------------------------------------------------------
As mentioned in Note 1 to the financial statements, the impact generated by all these measures adopted to date by the Government on the financial statements of Grupo Financiero Galicia S.A. and its controlled entities as of September 30, 2002 was recognized according to evaluations and estimates made at the date of preparing them. Future actual results might differ from those evaluations and estimates and those differences could be significant. Therefore, the financial statements of Grupo Financiero Galicia S.A. may not report all the adjustments that

-------------------------Grupo Financiero Galicia S.A.--------------------------
--------------Informative Review as of September 30, 2002 and 2001--------------
------------------(figures stated in thousands of US dollars)-------------------
--------------------------------------------------------------------------------
could result from these adverse conditions or from any future amendments that could be made to legal and regulatory norms in force.---------------------------
--------------------------------------------------------------------------------
At this time it is not possible to foresee the effect of future development of the country's economy or its consequences on the economic and financial position of Grupo Financiero Galicia S.A. The Company's outlook for the current year is basically linked with the development of the Argentine economy, and particularly of the financial system.--------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Autonomous City of Buenos Aires, December 30, 2002.-----------------------------
--------------------------------------------------------------------------------
(Signed) Abel Ayerza------------------------------------------------------------
Chairman.-----------------------------------------------------------------------
--------------------------------------------------------------------------------
I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached financial statements, notes and schedules, as well as the information required in addition to the notes to the financial statements by Section 68 of the Buenos Aires Stock Exchange regulations, supplementary and explanatory statement by the Board of Directors required by the Cordoba Stock Exchange regulations and the informative review corresponding to Grupo Financiero Galicia S.A. for the period of nine months ended September 30, 2002, produced in Spanish, a copy of which I have had before me.-----------------------------------------------------------------------------
--------------------------------------------------------------------------------
Given and signed in Buenos Aires, Argentina on January 15, 2003.---------------- Es traduccion fiel al ingles de los estados contables, notas y anexos, informacion adicional requerida por el Articulo 68 del reglamento de la Bolsa de Comercio de Buenos Aires, declaracion del Directorio complementaria y aclaratoria requerida por el reglamento de la Bolsa de Comercio de Cordoba y la resena informativa correspondientes a Grupo Financiero Galicia S.A. por el periodo de nueve meses terminado el 30 de septiembre de 2002, redactados en idioma castellano que se acompanan en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 15 de enero de 2003.-------------------

TRADUCCION----------------------------------------------------------------------
Report of the Supervisory Syndics Committee------------------------------------- To the Shareholders of----------------------------------------------------------
Grupo Financiero Galicia S.A.---------------------------------------------------
In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the documents detailed in section I. below. Such documents are the responsibility of the Board of Directors of the Company.--------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
I.   DOCUMENTS REVIEWED---------------------------------------------------------
We have performed a limited review of the Statement of Financial Condition of Grupo Financiero Galicia S.A. as of September 30, 2002, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the period of nine months then ended, as well as Notes 1 to 16, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to the Financial Statements by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, as required by the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, which supplement them. Furthermore, we have performed a limited review of the Consolidated Statement of Financial Condition of Grupo Financiero Galicia S.A. as of September 30, 2002 and the Consolidated Income Statement and Consolidated Statement of Cash Flows for the period of nine months then ended, as well as Notes 1 to 20, which are presented as supplementary information.-----------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
II.  SCOPE OF THE LIMITED REVIEW------------------------------------------------
We performed our work in accordance with standards applicable to syndics. These standards require syndics to review the documents detailed in section I. observing prevailing auditing standards for the limited review of financial statements for interim periods, and verify the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and evaluate the conformity of those decisions with the law and the by-laws insofar as concerns formal and documentary aspects.---------------------
--------------------------------------------------------------------------------
For purposes of our professional  work in relation to the documents  detailed in section I., we reviewed the work performed by the external auditors, who issued their report on December 30, 2002 in accordance with prevailing auditing standards for the limited review of financial statements for interim periods.---

Such review included verifying the planning of the work, as well as the nature, scope and timing of the procedures applied and the results of the limited review performed by those professionals. A limited review mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for accounting and financial issues. This review is substantially less in scope than that of an audit of financial statements, the objective of which is to issue an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion. It is not our responsibility to perform any control over the management, so our review did not cover the business decisions and criteria regarding the different areas of the Company, as such matters are the exclusive responsibility of the Board of Directors.----------------------------------------------------------------------
--------------------------------------------------------------------------------

In addition, we have verified that the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the period of nine months ended September 30, 2002, contain the information required by
Regulations of the National Securities Commission, Section 68 of the Buenos Aires Stock Exchange regulations and Section 2 of the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations,
respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.-------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
III. PRELIMINARY EXPLANATIONS---------------------------------------------------
The Board of Directors has evaluated in Note 1 to the financial statements the conditions existing in relation to the economic measures adopted by the Government to confront the crisis affecting Argentina, a process that has not yet been concluded. The impact generated by those measures on the economic and financial situation of the Company and its controlled entities has been recognized in the financial statements according to the evaluations and estimates made by Management. Future actual results could differ with various degrees of significance from those evaluations and estimates. The existence of processes for restructuring the credit portfolio and renegotiating liabilities not yet defined at the controlled entities generates uncertainty as to their final outcome and their impact on the financial position and future development of those companies and, consequently, of the Company. In notes to its financial statements, the Company discloses assets and liabilities for the valuation of which it has applied the criteria established by the Argentine Central Bank, or based on premises on future events, which differ from professional accounting standards. Sections 4 to 7 of the report issued by the auditors show situations related to those items, so no opinion is issued on the net worth and financial effects they could have on the Company and its controlled entities. Furthermore, the equity interest held by the Company in Banco de Galicia y Buenos Aires S.A. represents approximately 87% of its Assets and 89% of its Shareholders' Equity, therefore requiring a special mention.------------------------------------------
The situation of that Entity and its controlled entities produced by the crisis affecting the Argentine financial sector, as well as the situation of the Company in particular, has given rise to the situations that have been disclosed by the Company in Note 1 to the financial statements and Note 3 to the consolidated financial statements, and by the external auditors in sections 8. to 12. of their report, the development and resolution of which will have a significant effect on the normal conduct of the Company's operations in the future. This Supervisory Syndics' Committee concurs with those statements. Consequently, the financial statements should be considered in the light of these uncertain circumstances.--------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

IV.  OPINION--------------------------------------------------------------------
In our opinion,  based on the examination  performed with the scope mentioned in section II., the accompanying financial statements have been prepared in accordance with professional accounting standards prevailing in the Autonomous City of Buenos Aires, except for the application of valuation, disclosure and revenue recognition criteria relating to directly and indirectly controlled companies, as disclosed in the notes to financial statements and to consolidated financial statements, which differ from those standards. Therefore, the financial condition, results of operations and changes in shareholders' equity disclosed  have  been  determined  on the  basis  of the  application  of  those standards.
--------------------------------------------------------------------------------
Nevertheless, in view of the effect on the above financial statements that could derive from possible adjustments and reclassifications that might be required following resolution of the situation described in the Preliminary Explanations in section III. above, we understand that the financial statements referred to above, as well as the financial condition, results of operations and changes in shareholders' equity disclosed in them, should be read and construed in the light of the uncertain conditions generated by subsequent economic developments, the impact of which on the Company's economic and financial position cannot be evaluated with reasonable certainty. Therefore, we do not issue any opinion in this connection.----------------------------------------------------------------
--------------------------------------------------------------------------------
As regards the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the period of nine months ended September 30, 2002, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Board of Directors of the Company.------------------------
--------------------------------------------------------------------------------
Furthermore, we report that the financial statements stem from accounting records kept, in all formal respects, in compliance with prevailing legal rules.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Buenos Aires, December 30, 2002-------------------------------------------------
--------------------------------------------------------------------------------
(Signed) LUIS O. ODDONE, ADOLFO HECTOR MELIAN and MIGUEL CARLOS MAXWELL, Syndics, for the Syndics' Committee.--------------------------------------------
--------------------------------------------------------------------------------
I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached Report of the Supervisory Syndics Committee corresponding to Grupo Financiero Galicia S.A. for the period of nine months ended September 30, 2002, produced in Spanish, a copy of which I have had before me.----------------------------------------------------------------------
Given and signed in Buenos Aires, Argentina on January 15, 2003.----------------
--------------------------------------------------------------------------------
Es traduccion fiel al ingles del Informe de la Comision Fiscalizadora correspondiente a Grupo Financiero Galicia S.A. por el periodo de nueve meses terminado el 30 de septiembre de 2002, redactado en idioma castellano cuya copia se acompana en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 15 de enero de 2003.----------------------------------------

                              LIMITED REVIEW REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456, Piso 2
Autonomous City of Buenos Aires
-------------------------------

1. We have performed a limited review of the statements of financial condition of Grupo Financiero Galicia S.A. as of September 30, 2002 and 2001 and the related income statement, statement of changes in shareholders' equity and statement of cash flows for the periods of nine months then ended, as well as Notes 1 to 16, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to the Financial Statement by
     Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, which supplement them. Furthermore, we have performed a limited review of the consolidated statements of financial condition of Grupo Financiero Galicia S.A. as of September 30, 2002 and 2001, and the consolidated income statement and consolidated statement of cash flows for the periods of nine months then ended, together with Notes 1 to 20, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Company's Board of Directors in the exercise of its exclusive functions. Our responsibility is to issue a limited review report on those financial statements, based on the review we performed with the scope mentioned in section 2. below.

2. Our review, except as mentioned in sections 5. and 6. below, was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods and, therefore, did not include all the necessary auditing procedures to issue an opinion on the financial statements being examined. These limited reviews are substantially less in scope than that of an audit examination. Accordingly, we do not express an opinion on the Company's financial position, the results of its operations, changes in its shareholders' equity and cash flows as of September 30, 2002 and 2001, or on its consolidated financial position, the consolidated results of its operations and consolidated cash flows as of September 30, 2002 and 2001.

3. In line with regulations and professional accounting standards prevailing in Argentina, as explained in Note 1 to the financial statements, the Company has recognized the effects of the devaluation of the Argentine peso since January 1, 2002.

4. As mentioned in Note 3.a. to the consolidated financial statements, and as established by Argentine Central Bank Communique "A" 3800, Banco de Galicia y Buenos Aires S.A. has absorbed the losses for the current period in advance up to the limit of the balances recorded in the retained earnings and unrealized valuation difference accounts, in the shareholders' equity, ad referendum of the decision to be made in due course at the meeting of shareholders of Banco de Galicia y Buenos Aires S.A.

5. As described in Note 1 to the financial statements, Banco de Galicia y Buenos Aires S.A. has started a restructuring of its commercial portfolio. At the date of issue of this report, such restructuring, and its possible impact on the classification of debtors and the levels of allowances set up, as well as our review procedures involving those issues, had not been concluded.

6. As mentioned in Note 8 to the consolidated financial statements, certain companies controlled by Banco de Galicia y Buenos Aires S.A. are in the process of renegotiating their debts in respect of Negotiable Obligations, with different degrees of progress and definitions according to each company, in view of the impact of the measures adopted by the Argentine Government, as mentioned in Note 1 to the financial statements and section 7 below on their financial position and ability to meet their obligations by the relevant due dates. At the date of issue of these financial statements, this process had not been concluded and there is uncertainty as to its final outcome, so we were unable to obtain, as external auditors of those companies, all the necessary documentary evidence which enables us to have sufficient judgmental elements on its effects on the financial position of those companies as of September 30, 2002 and on the financial position of Grupo Financiero Galicia S.A. and/or other effects that could derive from that process. Furthermore, as mentioned in Note 8 to the consolidated financial statements, some of those companies have valued those debts in foreign currency as of September 30, 2002 according to the method of the present value of future discounted cash flows, which means the assumption of premises on future events. Actual results could differ from the estimates made by the Board of Directors of those companies. The estimated impact on the financial statements of those companies and Grupo Financiero Galicia S.A., if it had been valued at period-end exchange rate, has been described in Note 8.

7. Note 1 to the financial statements details the situation existing at the end of the period in relation to the economic measures issued by the Government to confront the crisis affecting the country, some of which may not have been issued at the time these financial statements were prepared. The impact on the financial situation of the Company as of September 30, 2002 derived from the various measures adopted to date by the Government was recognized on the basis of evaluations and estimates made by the Management of the Company at the date of preparing them. Future actual results could differ from the evaluations and estimates made at the date of preparing these financial statements and those differences could be significant. Therefore, the Company's financial statements may not report all the adjustments that could result from these adverse conditions. At this time it is not possible to foresee the effect of the future development of the country's economy or its consequences on the economic and financial position of the Company and its controlled entities. Therefore, the Company's financial statements must be considered in the light of these uncertain circumstances.

8. The equity interest held by the Company in Banco de Galicia y Buenos Aires S.A. as of September 30, 2002 represents approximately 87% and 89% of the Company's assets and shareholders' equity, respectively. The possibility of recovering that investment has been affected by the uncertain circumstances detailed in sections 9. and 10. below.

9. The situation of Banco de Galicia y Buenos Aires S.A. and its controlled entities, derived from the liquidity crisis affecting the Argentine financial system and worsened by the effects of the measures and economic context mentioned above and its possible impact on:

     a) the recoverability of the government securities included in Schedule A to the financial statements of Banco de Galicia y Buenos Aires S.A., the portfolio of total credit to the public and private sectors included in Schedule D, the certificates of participation in the financial trusts mentioned in Notes 17, 20, 21 and 23 to the financial statements of Banco de Galicia y Buenos Aires S.A, the goodwill related to the acquisition of investments and other intangible assets included in Schedule G to the financial statements of Banco de Galicia y Buenos Aires S.A., and the goodwill related to the acquisition of investments included in Schedule B to the Company's financial statements;
     b) the final resolution of the processes involving the intervention, restructuring and/or termination of operations of the equity interests held by Banco de Galicia y Buenos Aires S.A. in Banco Galicia Uruguay S.A., Banco de Galicia (Cayman) Limited and Banco de Galicia y Buenos Aires - New York Branch, mentioned in Note 1 to the financial statements;
     c) the method and value of the final settlement of deposits affected by the outcome of the situations described in Note 1 to the financial statements,
     d) the value of the final compensation to be received as a result of the conversion into pesos, including the effect estimated on the basis of Decree No. 2167/02 and Communique "A" 3825 of the Argentine Central Bank, and the claims made by Banco de Galicia y Buenos Aires S.A., mentioned in Note 1 to the financial statements, and their recoverability, including the amounts related to the legal actions filed for the protection of constitutional rights, all of them capitalized as mentioned in that Note;
     e) the final settlement of the contingent liabilities undertaken as described in Note 1 to the financial statements and in Note 6.g. to the consolidated financial statements,
     f) the possibility of recovering Grupo Financiero S.A.'s restructured investment in Banco Galicia Uruguay S.A., mentioned in Note 16 to the financial statements,

     as well as compliance by Banco de Galicia y Buenos Aires S.A. with the "Galicia Capitalization and Liquidity Plan" detailed in Note 1 to the financial statements, which mainly contemplates keeping the liquidity levels of that Entity, the restructuring and/or capitalization of its financial obligations and the reduction of charges for the mismatching of technical ratios. These factors raise doubts about the normal course of business of Banco de Galicia y Buenos Aires S.A.. The Company has prepared the accompanying financial statements following the accounting principles described in Note 2 to the financial statements and in Note 3 to the consolidated financial statements, which are applicable to a going concern. Therefore, those financial statements do not include the effects of possible adjustments and reclassifications, if any, that might be required following resolution of the situations described above if Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A were obliged to sell their assets and settle their liabilities, including contingencies, in conditions other than those prevailing at the date of issue of the financial statements.

10. The criteria for consolidating the equity interests held by Banco de Galicia y Buenos Aires S.A in Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd., described in Note 4 to the consolidated financial statements, are not in accordance with professional accounting standards. The estimated effect derived from the addition of the assets and liabilities of those entities on the financial statements of Grupo Financiero Galicia S.A. has been described in Note 1 to the financial statements.

11. As mentioned in Note 1 to the financial statements and Note 3.b.12.2) to the consolidated financial statements, the criterion for recognizing in the shareholders' equity and results the amount of the compensation of the net foreign currency position and the amount resulting from the conversion into pesos, followed by Banco de Galicia y Buenos Aires S.A. in conformity with Argentine Central Bank regulations, is not in accordance with professional accounting standards, under which those effects should be fully charged to the results for the period. That effect was included in the Company's results for the period and in the consolidated income statement.

12. Although the valuation and revenue recognition criteria relating to the position of Government Securities held in investment accounts and presented in exchange for secured loans, as mentioned in Note 3.b.4. to the consolidated financial statements, are in accordance with Argentine Central Bank regulations, they are not in conformity with professional accounting standards in force in Argentina. Under those standards, the secured loans should have been added to the assets of Banco de Galicia y Buenos Aires S.A. at the market value of the above mentioned Government Securities.

13. The Company carries its accounting records and reports its net worth and financial position, results of operations, changes in shareholders' equity and cash flows in Argentine currency, as required by existing legal rules.

     Nevertheless, the financial statements mentioned in section 1. have been translated to U.S. dollars at the exchange rate of US$ 1 = $ 3.74 prevailing as of September 30, 2002, in connection with their presentation to the National Securities Commission and in compliance with the provisions of General Resolution No. 368/2001.

14. In view of the effect on the financial statements of the Company that could derive from the adjustments or reclassifications, if any, that might be required following resolution of the situations described in sections 5 to 9 above, and considering the observations made in sections 10. to 12. above, we are not in a position to make any statement on the financial statements and consolidated financial statements of Grupo Financiero Galicia S.A. as of September 30, 2002 and 2001 taken as a whole, prepared in accordance with accounting standards in force in the Autonomous City of Buenos Aires.

15.  As called for by the regulations in force, we report that:

     a) The financial statements referred to in section 1. stem from accounting records kept in all formal respects as called for by legal rules prevailing in Argentina. Those financial statements have been transcribed to the Inventory and Balance Sheet book and prepared in line with the provisions of Law 19550 and the National Securities Commission regulations.

     b) We have read the Informative Review and the Information required in addition to the Notes to the Financial Statements by Section 68 of the Buenos Aires Stock Exchange regulations, as well as the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, and insofar as concerns our field of competence, we have no significant observations to make concerning them. The projections on future events stated in that documentation are the exclusive responsibility of the Company's Board of Directors.

     c) As of September 30, 2002, the liabilities accrued in respect of employee withholdings and employer contributions towards the Integrated Pension and Survivors' Benefit System, according to the accounting records, amounted to $ 5,477.17 (US$ 1,464), which were not yet due at that date.

     d) The financial statements mentioned in section 1. have been restated in constant monetary units as from January 1, 2002, in line with Resolution No. 240/02 of the Argentine Federation of Professional Councils in Economic Sciences and General Resolution No. 415/02 of the National Securities Commission.

Autonomous City of Buenos Aires, December 30, 2002
--------------------------------------------------

                             PRICE WATERHOUSE & CO.


                                                  (Partner)
                     --------------------------------------
                     Professional Registration of the Firm:
                          C.P.C.E.C.A.B.A. To. 1 Fo. 1
                            Ignacio Javier Casas Rua
                           Public Accountant (U.B.A.)
                        C.P.C.E. C.A.B.A. To. 121 Fo. 94